

2013 Annual Report

Notice of 2013 Annual Meeting & Proxy Statement

BAM!®
BOOKS • TOYS • TECH • MORE

COMPANY PROFILE

Books-A-Million is one of the nation's leading book retailers and sells on the Internet at *www.booksamillion.com.* As of February 2, 2013 the Company operated 257 stores in 32 states and the District of Columbia. Of the 257 stores, 201 are superstores that operate under the names Books-A-Million (BAM!), Books & Co. and 2nd & Charles, and 56 are traditional stores that operate under the Bookland and Books-A-Million names.

FINANCIAL HIGHLIGHTS

(In thousands, except per share amounts, ratios and operational data)	**For the Fiscal Year Ended: February 2, 2013**	January 28, 2012
Statement of Income Data	**53 weeks**	52 weeks
Net revenue	**$503,787**	$468,521
Net (loss) income	**2,545**	(2,823)
(Loss) earnings per share – diluted	**$0.16**	$(0.18)
Weighted average shares - diluted	**15,246**	15,729
Balance Sheet Data		
Property and equipment, net	**$65,284**	$66,533
Total assets	**286,470**	296,152
Long-term debt	**4,920**	5,445
Deferred Rent	**7,232**	8,406
Liability for uncertain tax positions	**909**	1,026
Stockholders' equity	**116,517**	114,588
Statement of Cash Flow Data		
Cash flows from operating activities	**$15,114**	$28,766
Cash flows from investing activities	**(19,081)**	(24,522)
Cash flows from financing activities	**(1,158)**	(1,615)
Other Data		
Working capital	**$59,763**	$58,245
Debt to total capital ratio	**0.05**	0.05
Operational Data		
Total number of stores	**257**	257
Number of superstores	**201**	204
Number of traditional stores	**56**	53

To Our Stockholders:

Fiscal 2013 brought continued change to our industry, and our team responded well in a challenging environment. We saw our core book business stabilize as the dramatic growth of digital content sales slowed, especially in the fourth quarter. Our new stores delivered solid results, and our expanded general merchandise assortments delivered on our promise to offer consumers the best in books, toys, tech and more.

We continued to invest opportunistically in new stores and to retool our existing stores to better accommodate the evolving inventory mix, which now includes expanded assortments of toys, games, puzzles, electronic accessories and apparel. Popular culture drove strong sales across all categories of the store emphasizing our unique position to pair popular books, television shows and movies with exciting gift offerings in a boutique environment. Among the key trends this year were products related to the Dr. Who franchise, The Big Bang Theory television series and the video game Minecraft.

As we look forward, we are working with our vendor partners to take steps to address the showrooming phenomenon that is affecting much of the retail sector in the digital age and to continue to innovate throughout the business to assure that we offer our customers an exciting and relevant bookstore experience.

Thank you for your support.



Clyde B. Anderson
Executive Chairman of the Board of Directors



Terrance G. Finley
Chief Executive Officer and President

Financial Highlights

(In thousands, except per share amounts)	**Fiscal Year Ended** **February 2, 2013**	January 28, 2012
Net revenue from continuing operations	**$503,787**	$468,521
Operating profit (loss) from continuing operations	**6,911**	(3,997)
Net income (loss) attributable to Books-A-Million, Inc.	**2,545**	(2,823)
Earnings (loss) per share - diluted	**$0.16**	$(0.18)

(In thousands)	**February 2, 2013**	January 28, 2012
Working capital	**$59,763**	$58,245
Total assets	**286,470**	296,152
Stockholders' equity	**116,517**	114,588

DIRECTORS AND CORPORATE OFFICERS

Board of Directors

Clyde B. Anderson
Executive Chairman of the Board of Directors

Terry C. Anderson
Chief Executive Officer and President,
American Promotional Events, Inc.

Ronald G. Bruno
President,
Bruno Capital Management Corporation

Albert C. Johnson
Independent Financial Consultant and
Retired Partner, Arthur Andersen LLP

Dr. J. Barry Mason
Russell Professor of Business Administration,
The University of Alabama

William H. Rogers, Jr.
Chairman of the Board and Chief Executive Officer,
SunTrust Banks, Inc.

Corporate Officers

Clyde B. Anderson
Executive Chairman of the Board of Directors

Terrance G. Finley
Chief Executive Officer and President

James F. Turner
Executive Vice President/Real Estate and Business Development

R. Todd Noden
Chief Financial Officer

CORPORATE INFORMATION

Corporate Office
Books-A-Million, Inc.
402 Industrial Lane
Birmingham, Alabama 35211
(205) 942-3737

Transfer Agent
Wells Fargo Shareowner Services
(800) 468-9716

Stockholder Inquiries Address:
1110 Centre Pointe Curve, Suite 101
MAC N9173-010
Mendota Heights, MN 55120
Wells Fargo Stock Transfer Website: *www.wellsfargo.com/com/shareowner_services/index*

Certificates for Transfer and Address Changes to:
Shareowner Services
Post Office Box 64854
St Paul, Minnesota 55164-0854
Fax: (651) 450-4033

Independent Registered Public Accounting Firm
Ernst & Young LLP

Form 10-K and Investor Contact

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2013 ("Form 10-K"), as filed with the Securities and Exchange Commission (excluding exhibits), is included in this Annual Report to Stockholders. A full copy of the Form 10-K, as well as key committee charters and code of conduct, are available without charge to stockholders upon written request. Such requests and other investor inquiries should be directed to R. Todd Noden, the Company's Chief Financial Officer, or you can view those items at *www.booksamillioninc.com.*

Market and Dividend Information

Common Stock
The common stock of Books-A-Million, Inc. is traded on the NASDAQ Global Select Market under the symbol "BAMM." The chart below sets forth the high and low sales prices for the Company's common stock for each quarter of the fiscal years ended February 2, 2013 and January 28, 2012.

Fiscal Quarter Ended	High	Low
February 2, 2013	**$2.90**	**$2.42**
October 27, 2012	**2.95**	**2.31**
July 28, 2012	**3.24**	**2.40**
April 28, 2012	**3.53**	**2.35**
January 28, 2012	$2.86	$2.18
October 29, 2011	3.10	2.10
July 30, 2011	4.61	2.96
April 30, 2011	5.97	4.04

The closing price for the Company's common stock on April 5, 2013 was $2.59. As of April 5, 2013, Books-A-Million, Inc. had approximately 1,162 stockholders of record.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 2, 2013

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________to__________

Commission File No. **0-20664**

BOOKS-A-MILLION, INC.
(Exact name of Registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	**63-0798460** (IRS Employer Identification No.)
402 Industrial Lane **Birmingham, Alabama** (Address of principal executive offices)	**35211** (Zip Code)

Registrant's telephone number, including area code: **(205) 942-3737**

Securities registered pursuant to Section 12(b) of the Act: **Common Stock, par value $.01 per share**

(Title of Class)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes [ ] No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [X].

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer [ ] Accelerated Filer [ ]
Non-Accelerated Filer [ ] Smaller Reporting Company [X]
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ] No [X]

The aggregate market value of the voting stock held by non-affiliates of the Registrant (assuming for these purposes, but without conceding, that all executive officers and directors are "affiliates" of the Registrant) as of July 28, 2012 (based on the closing sale price as reported on the NASDAQ Stock Market on July 27, 2012, the last trading day preceding such date), was $16.2 million.

The number of shares outstanding of the Registrant's Common Stock as of April 17, 2013 was 15,485,019.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Annual Meeting of Stockholders to be held on May 28, 2013 are incorporated by reference into Part III of this report.

BOOKS-A-MILLION, INC. AND SUBSIDIARIES
10-K INDEX

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This document contains certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. A number of factors could cause the actual results, performance or achievements of Books-A-Million, Inc. (the "Company") or the results of its industry to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, the competitive environment in the book retail industry in general and in the Company's specific market areas; inflation or deflation; economic conditions in general and in the Company's specific market areas; the number of store openings and closings; the profitability of certain product lines, capital expenditure and future liquidity; liability and other claims asserted against the Company; the impact of electronic books and e-content; uncertainties related to the Internet and the Company's Internet operations; the factors described in ITEM 1A. RISK FACTORS herein; and other factors referenced herein. In addition, such forward-looking statements are necessarily dependent upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized. Given these uncertainties, stockholders and prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

PART I

ITEM 1. BUSINESS

General

Books-A-Million, Inc. is a leading book retailer primarily located in the eastern United States and operates both superstores and traditional bookstores. Superstores, the first of which was opened in 1987, range in size from 8,000 to 39,000 square feet and operate under the names "Books-A-Million," "BAM!," "Books and Co." and "2nd & Charles." Traditional bookstores are smaller stores operated under the names "Bookland," "Books-A-Million" and "BAM!." These stores range in size from 2,000 to 10,000 square feet and are located primarily in enclosed malls. All store formats generally offer an extensive selection of best sellers and other hardcover and paperback books, magazines, toys, games, electronics and gifts. In addition to the retail store formats, we offer our products over the Internet at Booksamillion.com.

We were founded in 1917, originally incorporated under the laws of the State of Alabama in 1964 and reincorporated in Delaware in September 1992. Our principal executive offices are located at 402 Industrial Lane, Birmingham, Alabama 35211, and our telephone number is (205) 942-3737. Unless the context otherwise requires, references to "we," "our," "us" or "the Company" include our wholly owned subsidiaries, American Wholesale Book Company, Inc. ("American Wholesale"), Booksamillion.com, Inc., BAM Card Services, LLC, AL Florence Realty Holdings 2010, LLC and Preferred Growth Properties, LLC.

Our periodic and current reports filed with the Securities and Exchange Commission ("SEC") are made available on our website at www.booksamillioninc.com as soon as reasonably practicable. Our code of conduct and key committee charters are also available on our website. These reports are available free of charge to stockholders upon written request. Such requests should be directed to R. Todd Noden, our Chief Financial Officer. You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including us, at http: //www.sec.gov.

Business Segments

We have two reportable segments: retail trade and electronic commerce trade. In the retail trade segment, we are primarily engaged in the retail sale of books, magazines, and general merchandise, including gifts, cards, games, toys, collectibles, music, DVDs, electronic devices and accessories at our retail stores. The retail trade segment includes our distribution center operations, which predominantly supply merchandise to our retail stores. In the electronic commerce trade segment, we are engaged in the retail sale of books and general merchandise over the Internet. This segment is managed separately due to divergent technology and marketing requirements. For additional information on our reportable business segments, see Note 9, "Business Segments," in the Notes to Consolidated Financial Statements, contained herein.

In both our retail trade and electronic commerce trade segments, we sell books, magazines, and general merchandise, including gifts, cards, games, toys, collectibles, music, DVDs, electronic devices and accessories.

Retail Stores

We developed superstores to capitalize on the growing consumer demand for the convenience, selection and value associated with the superstore retailing format. Each superstore is designed to be a receptive and open environment conducive to browsing, reading and shopping and includes ample space for promotional events open to the public, including book autograph sessions and children's storytelling. We operated 201 superstores as of February 2, 2013.

Our superstores emphasize selection, value and customer service. Each of our superstores offers an extensive selection of books, magazines and general merchandise, including gifts, cards, games, toys, collectibles, music, DVDs, electronic devices and accessories. Each superstore has a service center staffed with associates who are knowledgeable about the store's merchandise and who are trained to answer customers' questions, assist customers in locating books within the store and placing special orders. The majority of our superstores also include either a Joe Muggs café, serving Joe Muggs coffee and assorted pastries and other edible items, or a Yogurt Mountain, serving frozen yogurt with self-serve toppings. Our superstores are conveniently located on major, high-traffic roads and in enclosed malls or strip shopping centers with adequate parking and generally operate for extended hours up to 11:00 p.m. local time.

Our traditional stores are tailored to the size, demographics and competitive conditions of the particular market area. Traditional stores are located primarily in enclosed malls and generally feature a wide selection of books, magazines, gifts and other products. We had 56 traditional stores as of February 2, 2013.

Merchandising

We employ several value-oriented merchandising strategies. Books on our best-seller list, which list is developed by us based on the sales and customer demand in our stores, are generally sold in the Company's superstores at or below publishers' suggested retail prices. In addition, customers can join the Millionaire's Club, which is a loyalty program for our customers, and save a minimum of 10% on almost all purchases in any of our retail stores, including already discounted best-sellers. Our point-of-sale computer system provides data designed to enable us to anticipate consumer demand and customize store inventory selection to reflect local customer interest.

Marketing

We promote our bookstores principally through the use of traditional direct mail, e-mail and online advertising, as well as point-of-sale materials posted and distributed in our stores. In certain markets, radio and newspaper advertising is also used on a selective basis. We also arrange for special appearances and book autograph sessions with recognized authors to attract customers and to build and reinforce customer awareness of our stores. A substantial portion of our advertising expenses are reimbursed from publishers through their cooperative advertising programs.

Store Operations and Site Selection

In choosing specific store sites within a market area, we apply standardized site selection criteria that take into account numerous factors, including the local demographics, desirability of available leasing arrangements, proximity to our existing stores and stores of our competitors and overall level of retail activity. In general, stores are located on major high-traffic roads convenient to customers and have adequate parking. We generally negotiate short-term leases with renewal options. We also periodically review the profitability trends and prospects of each of our stores and evaluate whether any underperforming stores should be closed, converted to a different format or relocated to more desirable locations.

Internet Operations

On *Booksamillion.com,* we sell a wide selection of books, magazines, and general merchandise, including gifts, cards, games, toys, collectibles, music, DVDs, electronic devices and accessories and other products similar to those sold in our superstores.

Purchasing

Our purchasing decisions are made by our merchandising department on a centralized basis. Our buyers negotiate terms, discounts and cooperative advertising allowances for all of our bookstores and decide which products to purchase, in what quantity and for which stores. The buyers use current inventory and sales information provided by our in-store point-of-sale computer system to make reorder decisions.

We purchase merchandise from over 3,000 vendors. We purchase the majority of our collectors' supplies from Anderson Press, Inc. and substantially all of our magazines from Anderson Media Corporation, each of which is a related party. See Note 7, "Related Party Transactions," in the Notes to Consolidated Financial Statements, contained herein. No one vendor accounted for over 10.0% of our overall merchandise purchases in the fiscal year ended February 2, 2013. In general, 74.1% of our inventory may be returned to the vendors for credit, which substantially reduces our risk of inventory obsolescence.

Distribution Capabilities

Our subsidiary, American Wholesale, receives a substantial portion of our inventory shipments, including substantially all of our books, at its two facilities located in Florence and Tuscumbia, Alabama. Orders from our bookstores are processed by computer and assembled for delivery to our stores on pre-determined weekly schedules. Substantially all deliveries of inventory from American Wholesale's facilities are made by a dedicated transportation fleet. At the time deliveries are made to each of our stores, returns of slow moving or obsolete products are picked up and returned to the American Wholesale returns processing center. American Wholesale then returns these products to vendors for credit, if credit is available.

Competition

The retail book business is highly competitive, and competition within the industry is fragmented. We face direct competition from other superstores, such as Barnes & Noble, and we also face competition from mass merchandisers, such as Wal-Mart and Costco, and online retailers, such as Amazon.com, Barnes & Noble and Wal-Mart. Our bookstores also compete with specialty retail stores that offer books in particular subject areas, independent single store operators, variety discounters, drug stores, warehouse clubs, mail order clubs and other retailers offering books. In addition, our bookstores face additional competition from the expanding market for electronic books and may face competition from other categories of retailers entering the retail book market. We believe that the key competitive factors in the retail book industry are convenience of location, selection, customer service, price and ease of access to content.

Seasonality

Similar to many retailers, our business is seasonal, with the highest retail sales, gross profit and net income historically occurring in our fourth fiscal quarter. This seasonal pattern reflects the increased demand for books and gifts during the year-end holiday selling season. Working capital requirements are generally at their highest during the third fiscal quarter and the early part of the fourth fiscal quarter due to the seasonality of our business. As a result, our results of operations depend significantly upon net sales generated during the fourth fiscal quarter, and any significant adverse trend in the net sales of such period would likely have a material adverse effect on our results of operations for the full year. In addition to seasonality, our results of operations may fluctuate from quarter to quarter as a result of the amount and timing of sales and profits contributed by new stores as well as other factors. Accordingly, the addition of a large number of new stores in a particular fiscal quarter could adversely affect our results of operations for that quarter.

Trademarks

The primary trademarks of the Company are: "Books-A-Million," "BAM!," "BAM! Books-A-Million," "Bookland," "Books & Co.," "2nd & Charles," "Books are Just the Beginning," "Millionaire's Club," "Sweet Water Press," "Thanks-A-Million," "Up All Night Reader," "Read & Save Rebate," "Readables Accessories for Readers," "Kids-A-Million," "Toys-A-Million," "Teachers First," "The Write Price," "Bambeanos," "Hold That Thought," "Book$mart," "BAMM," "BAMM.com," "BOOKSAMILLION.com," "BAM.com BOOKSAMILLION.COM," "Chillatte," "Joe Muggs Newsstand," "Page Pets," "JOEMUGGS.com," "FAITHPOINT," "Joe Muggs," "Snow Joe," "Summer Says," "On the John University," "OTJU," "American Wholesale Book Company," "AWBC," and "NetCentral."

Employees

As of February 2, 2013, we employed approximately 2,400 full-time associates and 3,100 part-time associates. The number of part-time associates employed fluctuates based upon seasonal needs. None of our associates is covered by a collective bargaining agreement. We believe that relations with our associates are good.

ITEM 1A. RISK FACTORS

The following risk factors and other information included in this Form 10-K should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks occur, our business, financial condition, operating results and cash flows could be materially adversely affected.

There can be no assurance that we will be successful in implementing our business strategy.

Our future results will depend, among other things, on our success in implementing our business strategy. There can be no assurance that we will be successful in implementing our business strategy or that the strategy will be successful in sustaining acceptable levels of sales growth and profitability.

Intense competition from traditional retail sources and the Internet may adversely affect our business.

The retail book business is highly competitive, and competition within the industry is fragmented. We face direct competition from other superstores, such as Barnes & Noble, and we also face competition from mass merchandisers, such as Wal-Mart and Costco, and online retailers, such as Amazon.com, Barnes & Noble and Wal-Mart. Our bookstores also compete with specialty retail stores that offer books in particular subject areas, independent single store operators, variety discounters, drug stores, warehouse clubs, mail order clubs and other retailers offering books. In addition, our bookstores face additional and growing competition from the expanding market for electronic books and other e-content and may face competition from other categories of retailers entering the retail book market.

Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we have. They may be able to secure merchandise from vendors on more favorable terms and may be able to adopt more aggressive pricing policies. Competitors in both the retail and electronic commerce trade also may be able to devote more resources to technology development, fulfillment and marketing than we are.

Competition in electronic commerce trade may further intensify. The online market is rapidly evolving and intensely competitive, with few barriers to entry. Companies in the retail and electronic commerce trade may enter into business combinations or alliances that strengthen their competitive positions. This increased competition may reduce our sales or operating profits, or both.

Our business is highly seasonal.

Our business is highly seasonal, with sales and earnings generally highest in the fourth fiscal quarter and lowest in the first fiscal quarter. Our results of operations depend significantly upon the holiday selling season in the fourth fiscal quarter. During the fiscal year ended February 2, 2013, approximately 32.9% of our sales were generated in the fourth fiscal quarter. If we do not stock popular products in sufficient amounts, or if we fail to have sources to timely restock popular products during the busy holiday period such that we fail to meet customer demand, our revenue, our earnings and our future growth could be significantly impacted. In addition, if we experience less than satisfactory net sales during a fourth fiscal quarter, we may not be able to sufficiently compensate for any losses that may have been incurred during the first three quarters of that fiscal year.

Our business has been and may continue to be adversely affected by economic conditions.

The Company believes that the United States and global economies continue to experience challenging times and that current economic conditions could persist. The Company believes that these conditions have had and may continue to have an adverse impact on spending by the Company's current retail customer base and potential new customers. Because of these significant challenges, we are continuously reviewing and adjusting our business activities to address the changing economic environment. We are carefully managing our inventory and liquidity and enforcing expense controls while working diligently and prudently to grow our business. However, our business and financial performance may be adversely affected by current and future economic conditions that cause a decline in business and consumer spending, including reduced availability of credit, increased unemployment levels, increased health care costs, higher energy and fuel costs, rising interest rates, financial market volatility and long-term economic downturn. These conditions could have a negative impact on the earnings, liquidity and capital resources of the Company.

Recent economic conditions have accentuated these risks and magnified their potential effect on us and our business. Economic uncertainty and difficult conditions in the capital and credit markets may affect our business in a number of ways. For example:

- Economic uncertainty could have a significant adverse impact on consumer confidence and discretionary consumer spending, which may result in decreased sales and earnings for us.

- Although we believe that we have sufficient liquidity under our credit agreement to run our business and to provide for our plans for growth, under depressed economic or extreme market conditions, there can be no assurance that such funds would be available or sufficient, and, in such a case, we may not be able to successfully obtain additional debt financing on favorable terms, or at all.

- Recent market volatility has exerted downward pressure on our stock price, which may make it more difficult for us to raise additional capital in the future.

Failure to continue to open new stores, successfully integrate new stores and manage the effects of the Company's expansion strategy could adversely affect our business.

The Company's growth depends in part on our ability to expand by opening new stores and operating them profitably. In general, the rate of expansion depends, among other things, on general economic and business conditions affecting consumer confidence and spending, the availability of desired locations and qualified management personnel, the negotiation of acceptable lease terms and the ability to manage the operational aspects of growth. It also depends upon the availability of adequate capital, which in turn depends in large part upon cash flow generated by the Company. If stores are opened more slowly than expected (or not at all) based on any of these factors, our growth may decline, and our operating results may be adversely affected.

The Company opened 6 new stores during the 2013 fiscal year. There can be no assurance that we will be able to integrate these new stores successfully, which could have a negative impact on the earnings, liquidity and capital resources of the Company.

Sales at new stores may reach targeted levels more slowly than expected (or fail to reach targeted levels), and related overhead costs may increase in excess of expected levels. The Company may open new stores in certain markets in which the Company is already operating stores, which could adversely affect sales at those existing stores. Furthermore, the Company's expansion strategy could place a significant strain on our management, operations, technical performance, financial resources and internal financial control and reporting functions, and there can be no assurance that the Company will be able to manage this effectively. The Company's current and planned personnel, systems, procedures and controls may not be adequate to support and effectively manage our future operations, especially as the Company employs personnel in multiple geographic locations. The Company may not be able to hire, train, retain, motivate and manage required personnel, which may limit our growth. If any of this were to occur, it could damage the Company's reputation, limit growth, negatively affect operating results and harm the Company's business.

Our business is dependent upon consumer spending patterns.

Sales of books generally depend upon discretionary consumer spending, which may be affected by general economic conditions, consumer confidence and other factors beyond our control. Weather, among other things, can affect comparable store sales, because inclement weather can require us to close certain stores temporarily and thus reduce store traffic. Even if stores are not closed, customers may decide to avoid going to stores in bad weather. In addition, sales are dependent in part on the strength of new release titles offered by vendors and special promotions, which factors are not within the Company's control. A decline in consumer spending on books based on any of these factors could have a material adverse effect on our financial condition and results of operations.

The Company faces risks relating to the shift in consumer spending patterns to e-content.

As technology evolves and consumers shift spending patterns to e-content, the Company may continue to enter new markets in which we have limited experience. The offering of e-content may present new and difficult challenges. The Company's gross margin of e-content products may be lower than our traditional product lines, and the Company may not recover our investments in this area. We may face greater competition from companies who have greater financial resources available to become more engaged in the distribution of e-content or who develop or control certain technologies related to the distribution of e-content. These challenges may negatively affect the Company's operating results.

The Company faces risks as an Internet retailer.

As an Internet retailer, we are subject to risks associated with the need to keep pace with rapid technological change, risks associated with the timing and adoption of new digital products or platforms, Internet security risks, risks of system failure or inadequacy, supply chain risks, governmental regulation and uncertainties with respect to the Internet and digital content, risks related to data privacy and collection of sales or other taxes. If any of these risks materializes, it could have an adverse effect on our operating results.

The Company's costs of doing business could increase as a result of changes in federal, state or local laws or regulations.

Changes in federal, state or local laws or regulations, including, but not limited to, laws related to employment, wages, data privacy and information security, taxes and consumer products, could increase the Company's costs of doing business or otherwise negatively impact our operating results.

Our business may be affected by our relationships with suppliers and delays in product shipments.

We rely heavily upon our suppliers to provide us with new products as quickly as possible. The loss of any of our suppliers could reduce our product offerings, which could cause us to be at a competitive disadvantage. In addition, we depend upon the business terms that we can obtain from suppliers, including competitive prices, unsold product return policies, new release title quantity allocations, advertising and market development allowances, freight charges and payment terms. Our failure to maintain favorable business terms with our suppliers could adversely affect our ability to offer products to consumers at competitive prices. To the extent that our suppliers rely on overseas sources for a large portion of their products, any event causing a disruption of imports, including the imposition of import restrictions in the form of tariffs or quotas and currency fluctuations, could hurt our business.

Our vendor relationships subject us to a number of risks, and we rely on certain vendors that are related parties.

Although we purchase merchandise from over 3,000 vendors, and no one vendor accounted for more than 10% of our inventory purchases in the fiscal year ended February 2, 2013, we have significant vendors that are important to us. If our current vendors were to stop selling merchandise to us on acceptable terms, we may not be able to acquire merchandise from other suppliers in a timely and efficient manner and on acceptable terms. We have entered into and may, in the future, enter into various transactions and agreements with entities wholly or partially owned by certain stockholders or directors (including certain officers) of the Company, including one such entity that serves as our primary magazine vendor and another that serves as our primary provider of collectors' supplies, as further described in Note 7, "Related Party Transactions," in the Notes to Consolidated Financial Statements, contained herein. We believe that the transactions and agreements that we have entered into with related parties are on terms that are at least as favorable to us as could reasonably have been obtained at such time from unrelated third parties.

The concentration of the Company's capital stock ownership with certain executive officers, directors and their affiliates may limit other stockholders' ability to influence corporate matters and may involve other risks.

The Executive Chairman of the Company's Board of Directors, Clyde B. Anderson, and his brother, Terry C. Anderson, who is a director of the Company, together with their family members and affiliates, were the beneficial owners of an aggregate of approximately 55.3% of the Company's outstanding common stock as of April 5, 2013. This concentrated ownership may limit the ability of the Company's other stockholders to influence corporate matters, and, as a result, the Company may take actions with which our other stockholders do not agree. In addition, there may be risks related to the relationships that members of the Anderson family have with the various entities with which the Company has related party transactions.

If we do not successfully optimize inventory and manage our distribution, our business could be harmed.

If we do not successfully optimize our inventory and operate our distribution centers, it could significantly limit our ability to meet customer demand. Because it is difficult to predict demand, we may not manage our facilities in an optimal way, which may result in excess or insufficient inventory or warehousing, fulfillment or distribution capacity. Additionally, if we open new stores in new geographic areas where we do not currently have a presence, we may not be able to provide those stores with efficient distribution and fulfillment services, which may impact our stores in those markets. We may be unable to adequately staff our fulfillment and customer service centers to meet customer demand. There can be no assurance that we will be able to operate our network effectively.

We rely heavily on the American Wholesale warehouse distribution facilities for merchandise distribution functions and to maintain inventory stock for our retail stores. Our ability to distribute merchandise to our stores and maintain adequate inventory levels may be materially impacted by any damage incurred at our warehouse facilities caused by inclement weather, fire, flood, power loss, earthquakes, acts of war or terrorism, acts of God and similar factors.

We also rely heavily on our dedicated transportation fleet for deliveries of inventory. As a result, our ability to receive or ship inventory efficiently may be negatively affected by inclement weather, fire, flood, power loss, earthquakes, labor disputes, acts of war or terrorism, acts of God and similar factors.

Any of the inventory risk factors set forth above may adversely affect our financial condition, results of operations and cash flows.

Failure to retain key personnel could adversely affect our business.

Our continued success depends to a significant extent upon the efforts and abilities of our senior management. The failure to retain our senior management could have a material adverse effect on our business and results of operations. We do not maintain "key man" life insurance on any of our senior managers.

Failure to attract and retain qualified associates and other labor issues could adversely affect our financial performance.

Our ability to continue to expand our operations depends on our ability to attract and retain a large number of qualified associates. Our ability to meet our labor needs generally while controlling our associate wage and related labor costs is subject to numerous external factors, including the availability of a sufficient number of qualified persons in the work force, unemployment levels, prevailing wage rates, changing demographics, health and other insurance costs and changes in employment legislation. If we are unable to locate, attract and retain qualified personnel, or if our costs of labor or related costs increase significantly, our financial performance could be affected adversely.

We rely extensively on communication and computer systems to process transactions, summarize results and manage our business. Disruptions in these systems could harm our ability to run our business.

Given the number of individual transactions that we have each year, it is critical that we maintain uninterrupted operation of our computer and communications hardware and software systems. Our systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, catastrophic events, such as acts of God, fires, tornadoes, hurricanes, floods, earthquakes, power losses, telecommunications failures, acts of war or terrorism, physical or electronic break-ins and similar events or disruptions, and usage errors by our employees. If our systems are damaged or cease to function properly, we may have to make a significant investment to fix or replace them, and we may suffer interruptions in our operations in the interim. Any material interruption in our computer operations may have a material adverse effect on our business or results of operations.

Our electronic commerce trade faces business risks.

We face a number of risks related to our involvement in electronic commerce, including:

- competition from other Internet-based companies and traditional retailers;
- risks associated with a failure to manage growth effectively;
- risks of the Internet as a medium for commerce, including Internet security risks;
- risks associated with the need to keep pace with rapid technological change;
- risks of system failure or inadequacy; and
- risks associated with the maintenance of domain names.

If any of these risks materialize, it could have an adverse effect on our electronic commerce trade and our business in general.

Government regulation of the Internet and e-commerce is evolving, and unfavorable changes could harm our business.

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet and e-commerce. Such existing and future laws and regulations may impede the growth of the Internet or other online services. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services, unencumbered Internet access to our services and the characteristics and quality of products and services. It is not always clear how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and e-commerce. Unfavorable resolution of these issues or compliance with such laws may harm our business or affect our financial performance.

The Company faces security risks with respect to the receipt and storage of personal data about our customers and employees.

A fundamental requirement for e-commerce is the secure storage and transmission of personal information about our customers and employees. Our use of this information is regulated by various privacy and information security laws that are constantly changing. Compliance with these laws and regulations may result in cost increases due to necessary systems changes and the development of new processes. Although we have developed systems and processes that are designed to protect consumer information and prevent fraudulent credit card transactions and other security breaches on our website and otherwise, failure to prevent or mitigate such fraud or breaches, or to discover such fraud or breaches that may go undetected for an extended period of time, may adversely affect our business or results of operations, damage our reputation or subject us to legal risk.

We are subject to a number of risks related to payments that we accept.

We accept payments by a variety of methods, including credit card, debit card, gift card, direct debit from a customer's bank account, physical bank checks and cash. For certain payment transactions, including credit and debit cards, we pay interchange and other fees, which may increase over time, raising our operating costs and lowering our profit margins. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, and our business and operating results could be adversely affected. If one or more of these agreements are terminated, and we are unable to replace them on similar terms, or at all, it could adversely affect our operating results. In addition, as we offer new payment options to our customers, we may be subject to additional regulations and compliance requirements.

We may be unable to protect our intellectual property, which could harm our brand and reputation.

To protect our proprietary rights in our intellectual property, we rely generally on copyright, trademark and trade secret laws. Although we do not believe that our trademarks and other intellectual property are materially important to the continuation of our operations, our failure or inability to maintain or protect our proprietary rights, or discover the unauthorized use of our proprietary rights, could materially decrease their value, and our brand and reputation could be harmed as a result.

We are subject to certain legal proceedings that may affect our financial condition and results of operations.

We are party to various legal proceedings incidental to our business. In the opinion of management, after consultation with legal counsel, the ultimate liability, if any, with respect to those proceedings is not presently expected to materially affect our financial condition, results of operations or cash flows. However, we can give no assurances that certain lawsuits either now or in the future will not materially affect our financial condition or results of operations.

Changes in our effective income tax rate could affect our results of operations.

Our effective income tax rate is influenced by a number of factors. Changes in the tax laws, the interpretation of existing laws or our failure to sustain our reporting positions on examination could adversely affect our effective income tax rate and, as a result, our results of operations.

Changes in accounting standards could affect our results of operations.

A change in accounting standards or practices can have a significant effect on our reported results of operations. New accounting pronouncements and interpretations of existing accounting rules and practices have occurred and may occur in the future. Changes to existing rules may adversely affect our reported financial results.

If the Company is unable to renew or enter into new leases on favorable terms, our revenue growth may decline.

Substantially all of the Company's stores are located in leased premises. If the cost of leasing existing stores increases, the Company cannot assure that we will be able to maintain our existing store locations as leases expire. In addition, the Company may not be able to enter into new leases on favorable terms, or at all, or we may not be able to locate suitable alternative sites or additional sites for new store expansion in a timely manner. The Company's revenues and earnings may decline if the Company fails to maintain existing store locations, enter into new leases, locate alternative sites or find additional sites for new store expansion.

The Company may engage in acquisitions, which, among other things, could negatively impact our business if we fail to successfully complete and integrate them.

To enhance our efforts to grow and compete, the Company may engage in acquisitions. Any future acquisitions are subject to the Company's ability to negotiate favorable terms for them. Accordingly, the Company cannot assure that future acquisitions will be completed. In addition, to facilitate future acquisitions, the Company may take actions that could dilute the equity interests of our stockholders, increase our debt or cause us to assume contingent liabilities, all of which may have a detrimental effect on the price of our common stock. Finally, if any acquisitions are not successfully integrated with the Company's business, the Company's ongoing operations could be adversely affected.

The occurrence of severe weather events, catastrophic health events or natural disasters could significantly damage or destroy our retail locations, could prohibit consumers from traveling to our retail locations or could prevent us from resupplying our stores or distribution centers, especially during peak shopping seasons.

Unforeseen events, including public health issues and natural disasters, such as earthquakes, hurricanes, snow storms, floods and heavy rains, could disrupt our operations or the operations of our suppliers, as well as the behavior of our consumers. We believe that we take reasonable precautions to prepare particularly for weather-related events; however, our precautions may not be adequate to deal with such events in the future. As these events occur in the future, if they should impact areas in which we have our distribution centers or a concentration of retail stores, such events could have a material adverse effect on our business, financial condition and results of operations, particularly if they occur during peak shopping seasons.

Increases in transportation costs due to rising fuel costs, climate change regulation and other factors may negatively impact our operating results.

We rely upon various means of transportation, including by water and by land, to deliver products from vendors to our distribution centers and from our distribution centers to our stores. Consequently, our results can vary depending upon the price of fuel. The price of oil has fluctuated drastically over the last few years, and may rapidly increase at any time, which would sharply increase our fuel costs. In addition, efforts to combat climate change through reduction of greenhouse gases may result in higher fuel costs through taxation or other means. Any such future increases in fuel costs would increase our transportation costs for delivery of products to our distribution centers and distribution to our stores, as well as our vendors' transportation costs, which could harm our operating results.

In addition, labor shortages in the transportation industry could negatively affect transportation costs and our ability to supply our stores in a timely manner. In particular, our business is highly dependent on the trucking industry to deliver products to our distribution centers and our stores. Our operating results may be adversely affected if we or our vendors are unable to secure adequate trucking resources at competitive prices to fulfill our delivery schedules to our distribution centers or our stores.

Our stock price may be subject to volatility.

The trading price of our common stock may fluctuate in response to a number of events and factors, many of which are beyond our control, such as:

- general economic conditions;
- changes in interest rates;
- conditions or trends in the retail book and electronic commerce trade industries;
- fluctuations in the stock market in general;
- quarterly variations in operating results;
- new products, services, innovations and strategic developments by our competitors or us, or business combinations and investments by our competitors or us;
- changes in financial estimates by us (if any) or securities analysts and recommendations by securities analysts;
- changes in regulation;
- changes in our capital structure, including issuance of additional debt or equity to the public;
- corporate restructurings, including layoffs or closures of facilities;
- changes in the valuation methodology of, or performance by, others in the retail book and electronic trade industries; and
- transactions in our common stock by major investors, and analyst reports, news and speculation.

Any of these events may cause our stock price to rise or fall and may adversely affect our financial condition or results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our bookstores are generally located either in enclosed malls or strip shopping centers. Substantially all of our stores are leased. Generally, these leases have terms ranging from three to ten years and require that we pay a fixed minimum rental fee and/or a rental fee based on a percentage of net sales together with certain customary costs (such as property taxes, common area maintenance and insurance). The Company has one location where it owns the land and related property.

The number of stores located in each state and the District of Columbia as of February 2, 2013 are listed below:

State	Number of Super Stores	Number of Traditional Book Stores
Florida	34	2
Alabama	24	1
Tennessee	15	1
South Carolina	13	1
Virginia	13	3
Georgia	12	3
North Carolina	11	4
Louisiana	9	1
Texas	9	2
Ohio	8	4
Indiana	6	--
Mississippi	6	4
West Virginia	5	2
Pennsylvania	4	11
Maryland	4	4
Arkansas	3	--
Iowa	3	--
Kentucky	3	3
Missouri	3	--
Illinois	2	2
Maine	2	1
New Hampshire	2	1
Connecticut	1	--
District of Columbia	1	--
Kansas	1	1
Michigan	1	2
Nebraska	1	--
New Jersey	1	2
Oklahoma	1	--
South Dakota	1	--
Wisconsin	1	--
Delaware	1	--
New York	--	1
Total	**201**	**56**

American Wholesale owns a wholesale distribution center located in an approximately 308,000 square foot facility in Florence, Alabama. During fiscal 1995 and 1996, we financed the acquisition and construction of the wholesale distribution facility through loans obtained from the proceeds of an industrial development revenue bond (the "Bond"). In addition, we own a portion of the tractor fleet operated by American Wholesale that pull the Company-owned trailers, which comprise our transportation fleet.

American Wholesale operates a distribution facility and a facility used to refurbish old store fixtures for use in our current stores in Tuscumbia, Alabama. The square footage of the distribution facility is 178,000 square feet. The square footage of the fixture facility is 50,000 square feet. The distribution facility is leased on a ten year term ending on February 28, 2017. The fixture facility is leased month-to-month. We believe that the failure to extend the lease for the fixture facility currently leased on a month-to-month basis would not have a material adverse effect on our business, financial condition or results of operations. Our principal executive offices are located in a 20,550 square-foot leased building located in Birmingham, Alabama that is leased month-to-month. Each of these three leases involves related parties. See Note 7, "Related Party Transactions," in the Notes to Consolidated Financial Statements, contained herein.

In addition, we lease approximately 4,034 square feet of office space in Franklin, Tennessee and an additional 8,320 square-foot building located in Birmingham, Alabama for additional corporate office space. The Franklin, Tennessee space is leased on a five year term ending on October 31, 2016. The additional Birmingham space is leased until April 30, 2020. We have entered into a binding agreement to purchase a 28,300 square-foot building located in Birmingham, Alabama for $1.1 million, which we are currently leasing, and expect to close on that transaction by the end of May 2013.

We consider our existing properties to be adequate for our present needs and believe that our existing leases are reasonable and appropriate based on location.

ITEM 3. LEGAL PROCEEDINGS

We are a party to various legal proceedings in the normal course of our business. In the opinion of management, after consultation with legal counsel, the ultimate liability, if any, with respect to those proceedings is not presently expected to materially affect our financial condition or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The common stock of Books-A-Million, Inc. is traded on the NASDAQ Global Select Market under the symbol "BAMM." The chart below sets forth the high and low sales prices for the Company's common stock for each quarter of the fiscal years ended February 2, 2013 and January 28, 2012. We did not declare any dividends during these periods.

Fiscal Quarter Ended	High	Low
February 2, 2013	**$2.90**	**$2.42**
October 27, 2012	**2.95**	**2.31**
July 28, 2012	**3.24**	**2.40**
April 28, 2012	**3.53**	**2.35**
January 28, 2012	$2.86	$2.18
October 29, 2011	3.10	2.10
July 30, 2011	4.61	2.96
April 30, 2011	5.97	4.04

The closing price for the Company's common stock on April 17, 2013 was $2.65. As of April 5, 2013, Books-A-Million, Inc. had approximately 1,162 stockholders of record.

Issuer Purchases of Equity Securities

The Company's Board of Directors approved a stock repurchase plan on August 21, 2012 (the "2012 Repurchase Program"), under which the Company is authorized to purchase up to $5.0 million of our common stock. Stock may be purchased on the open market or through private transactions from time to time through March 31, 2014, dependent upon market conditions. The 2012 Repurchase Program does not obligate the Company to repurchase any specific number of shares and generally may be suspended at any time at the Board's discretion. The following table shows common stock repurchases under the 2012 Repurchase Program during the fourteen weeks ended February 2, 2013.

Period	Total Number of Shares Purchased	Average Price Paid per Share *(1)*	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program at End of Period
October 28, 2012 through November 24, 2012	39,229	$2.59	39,229	$4,157,408
November 25, 2012 through December 29, 2012	69,230	$2.57	69,230	$3,977,405
December 30, 2012 through February 2, 2013 *(2)*	93,886	$2.55	93,886	$3,735,782
Total	202,345	$2.57	202,345	$3,735,782

(1) Average price paid per share excludes broker fees.

(2) 15,516 shares were originally granted to employees as restricted stock pursuant to the Company's 2005 Incentive Award Plan. The 2005 Incentive Award Plan provides for the withholding of shares to satisfy tax obligations due upon vesting of restricted stock, and, pursuant to the 2005 Incentive Award Plan, 15,516 of the shares reflected above were relinquished by employees in exchange for the Company's agreement to pay federal and state tax withholding obligations resulting from the vesting of the Company's restricted stock.

ITEM 6. SELECTED FINANCIAL DATA

No disclosure is required hereunder, as the Company is a "smaller reporting company," as defined in Item 10(f) of Regulation S-K.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Company was founded in 1917 and, as of February 2, 2013, operated 257 retail bookstores, concentrated primarily in the eastern United States. Of the 257 stores, 201 are superstores that operate under the names Books-A-Million (BAM!), Books & Co. and 2nd & Charles, and 56 are traditional stores that operate under the Bookland, Books-A-Million and BAM! names. In addition to the retail store formats, the Company offers its products over the Internet at www.booksamillion.com. As of February 2, 2013, the Company employed approximately 5,500 full and part-time employees.

One of the Company's growth strategies is focused on opening stores in new and existing market areas. In addition to opening new stores, management intends to continue its practice of reviewing the profitability trends and prospects of existing stores and closing or relocating under-performing stores. During fiscal 2013, the Company opened 6 stores, closed 6 stores and relocated one store.

The Company's performance is partially measured based on comparable store sales, which is similar to most retailers. Comparable store sales are determined each fiscal quarter during the year based on all stores that have been open at least 12 full months as of the first day of the fiscal period. Any stores closed during a fiscal quarter are included in comparable store sales until they close. Remodeled and relocated stores are also included as comparable stores. The factors affecting the future trend of comparable store sales include, among others, overall demand for products that the Company sells, the Company's marketing programs, pricing strategies, store operations and competition (including competition from e-commerce).

Executive Summary

The following is a highlight of our financial results for the last two fiscal years:

	Fiscal 2013	Fiscal 2012
	53 weeks	52 weeks
Net sales (in millions)	$ 503.8	$ 468.5
Operating income (loss), percentage to net sales	1.4%	(0.9%)
Comparable store sales decrease	(3.6%)	(9.5%)
Net income (loss) from continuing operations (in millions)	$ 2.5	$ (2.5)
Diluted earnings (loss) per share	$ 0.16	$ (0.18)

The Company opened 6 new stores and closed 6 underperforming stores in the year ended February 2, 2013, bringing the store base to 257 in 32 states and the District of Columbia. The overall inventory level remained essentially flat, but inventory turnover improved for fiscal 2013 compared to fiscal 2012. We ended the fiscal year with $5.0 million of available cash and cash equivalents on the consolidated balance sheet and $136.3 million availability under the Credit Facility, as defined in Note 4, "Short-term Borrowing and Long-term Debt" in the Notes to Consolidated Financial Statements, contained herein.

Results of Operations

The following table sets forth statement of operations data expressed as a percentage of net sales for the periods presented.

	Fiscal Year Ended	
	February 2, 2013	January 28, 2012
	53 weeks	52 weeks
Net revenue	**100.0%**	100.0%
Gross profit	**28.9%**	28.3%
Operating, selling and administrative expenses	**24.0%**	25.7%
Impairment charges	**0.2%**	0.0%
Depreciation and amortization	**3.3%**	3.5%
Operating income (loss)	**1.4%**	(0.9%)
Interest expense, net	**0.3%**	0.3%
Income (loss) from continuing operations before income taxes	**1.0%**	(1.1%)
Income tax provision (benefit)	**0.4%**	(0.7%)
Net income (loss) before equity method investment	**0.7%**	(0.5%)
Net loss on equity method investment	**(0.2%)**	(0.1%)
Net income (loss) from continuing operations	**0.5%**	(0.5%)
Net loss from discontinued operations	--	(0.1%)
Net income (loss)	**0.5%**	(0.6%)

The financial results for the 52 weeks ended January 28, 2012 contain certain insignificant reclassifications necessary to conform to the presentation of the 53 weeks ended February 2, 2013.

Fiscal 2013 Compared to Fiscal 2012

Fiscal 2013 reflects an extra week as compared with fiscal 2012, creating a 53-week fiscal year that occurs approximately every six years in the accounting cycle for most retailing companies.

Consolidated net revenue from continuing operations increased $35.3 million, or 7.5%, to $503.8 million for the 53-week period ended February 2, 2013, as compared to $468.5 million for the 52-week period ended January 28, 2012. Net revenue for the additional week in fiscal 2013 was approximately $7.6 million. The remainder of the increase was related to the increase in revenue from the retail trade segment, partially offset by a decrease in the electronic trade segment, each of which is discussed in more detail below.

Comparable store sales for the year ended February 2, 2013, decreased 3.6% when compared to the prior fiscal year. The comparable store sales decrease was due to sharp declines in sales of e-reader devices and decreases in sales in certain book categories, offset by an increase in sales of general merchandise.

Our core book department business continues to be negatively impacted by the transition of certain categories to digital formats, but at a lesser rate than anticipated. Several categories outperformed the broader trend, including Fiction, Graphic Novels and the Kids' area. Gifts, media, electronic accessories and Café sales increased year over year driven by product assortments.

Non-comparable store sales totaled $106.3 million during fiscal 2013 as compared with non-comparable store sales of $60.9 million during fiscal 2012. Non-comparable store sales were primarily attributable to the sales in 48 stores that we opened in the third and fourth quarters of fiscal 2012 and the additional week of sales in fiscal 2013. In addition, the Company opened 6 new stores and closed 6 stores during fiscal 2013.

Net sales for the retail trade segment increased $38.3 million, or 8.4%, to $491.6 million in the year ended February 2, 2013, from $453.3 million in the year ended January 28, 2012. The increase was due to the impact of sales from the net addition of new stores opened in fiscal 2012 and 2013 and the additional week of sales in fiscal 2013, partially offset by the 2.4% decrease in comparable store sales. The decrease in comparable store sales was due to lower sales in certain book categories, offset by an increase in general merchandise.

Net sales for the electronic commerce trade segment decreased $2.6 million, or 8.6%, to $27.4 million in the year ended February 2, 2013, from $30.0 million in the year ended January 28, 2012. The decrease in net sales for the electronic commerce trade segment was primarily due to lower sales of E-Reading devices, partially offset by higher Internet sales of books and other products on the Company's website.

Gross profit from continuing operations, which includes cost of sales, distribution costs and occupancy costs, increased $13.1 million, or 9.8%, to $145.8 million in the year ended February 2, 2013, from $132.7 million in the year ended January 28, 2012. This increase was attributable to higher sales as described above and an improved gross profit rate as a percentage of sales. Gross profit as a percentage of net sales increased in fiscal year 2013 to 28.9%, from 28.3% in fiscal year 2012. The improved gross profit rate was a result of increased sales of higher margin items, such as gifts and general merchandise; lower distribution costs; improved shrink results; and a decrease in the LIFO provision, somewhat offset by higher occupancy costs.

Operating, selling and administrative expenses from continuing operations increased $0.9 million, or 0.8%, to $121.1 million in the year ended February 2, 2013, from $120.2 million in the year ended January 28, 2012. The increase was primarily attributable to the extra selling week in fiscal year 2013. As a percentage of net sales, operating, selling and administrative expenses decreased to 24.0% in fiscal year 2013 from 25.7% in fiscal year 2012. The decrease in percentage was attributable to lower store opening and closing costs, lower selling costs as percentage of net sales and lower restricted stock expenses.

Impairment charges increased $0.7 million to $0.9 million for the year ended February 2, 2013, from $0.2 million in the year ended January 28, 2012. The increase was primarily due to a fiscal 2013 goodwill impairment of $0.7 million. See Note 1, "Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements, contained herein, for further discussion of this impairment.

Depreciation and amortization expenses from continuing operations increased $0.5 million, or 3.3%, to $16.8 million in fiscal 2013, from $16.3 million in fiscal 2012. The increase was due to the increase in new stores in the last half of fiscal 2012. Depreciation and amortization expenses as a percentage of net sales decreased 0.2% to 3.3% from 3.5%.

Consolidated operating income from continuing operations was $6.9 million for the year ended February 2, 2013, compared to consolidated operating loss from continuing operations of ($4.0) million for the year ended January 28, 2012, an increase of $10.9 million. This increase was attributable to increased sales, improved gross profit as a percentage of sales and lower operating, selling, and administrative expenses as a percentage of sales as described above.

Interest expense increased $0.4 million, or 28.6%, in the year ended February 2, 2013 compared to the year ended January 28, 2012. The increase was due to higher average debt levels, partially offset by lower interest rates.

The effective rate for income tax purposes was 42.2% for fiscal 2013 and 54.3% for fiscal 2012. The net decrease in the effective tax rate is due to a number of factors, most of which are not directly associated with current period earnings. Significant decreases in the effective tax rate are due to changes in uncertain tax positions and federal tax credits recorded during fiscal 2013 that resulted in income tax benefits and had the result of reducing the overall effective rate in the current fiscal year. Similar items existed in the prior year but resulted in increases in the effective tax rate due to the existence of a prior period pre-tax loss. The decreases in the effective tax rate as described above are offset by the tax expense impact of a valuation allowance recorded against certain state income tax deferred tax assets in the current fiscal period. The decrease in the Federal statutory rate to 34% in fiscal 2013 from 35% in the prior year was the result of full utilization of net operating loss carryback opportunity in the prior year to years with higher tax rates.

The Company did not close any stores in fiscal 2013 in markets where the Company does not expect to retain the closed stores' customer base. The Company closed five stores in fiscal 2012 in markets where the Company does not expect to retain the closed stores' customers at another store in the same market. The operating results of these stores are presented as discontinued in all periods presented. For fiscal year 2012, the closed stores had sales of $4.9 million and an after-tax operating loss of $0.3 million.

Critical Accounting Policies

General
Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The Company believes that the likelihood is remote that materially different amounts will be reported related to actual results for the estimates and judgments described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties, and, as a result, actual results could differ from these estimates.

Property and Equipment
Property and equipment are recorded at cost. Depreciation on equipment and furniture and fixtures is provided on the straight-line method over the estimated service lives, which range from two to ten years. Depreciation of buildings and amortization of leasehold improvements, including remodels, is provided on the straight-line basis over the lesser of the assets' estimated useful lives (ranging from 2 to 40 years) or, if applicable, the periods of the leases. Determination of useful asset life is based on several factors requiring judgment by management and adherence to generally accepted accounting principles for depreciable periods. Judgment used by management in the determination of useful asset life could relate to any of the following factors: expected use of the asset; expected useful life of similar assets; any legal, regulatory or contractual provisions that may limit the useful life; and other factors that may impair the economic useful life of the asset. Maintenance and repairs are charged to expense as incurred. Improvement costs are capitalized to property accounts and depreciated using applicable annual rates. The cost and accumulated depreciation of assets sold, retired or otherwise disposed of are removed from the accounts, and the related gain or loss is credited or charged to income. At February 2, 2013, the Company had $65.3 million of property and equipment, net of accumulated depreciation, accounting for approximately 22.8% of the Company's total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with ASC 360-10, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The Company evaluates long-lived assets for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store's estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store's fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset's carrying value in excess of fair value. Impairment losses, excluding goodwill impairment, totaled $0.2 million in fiscal 2013 and 2012. For both years presented, the impairment losses related to the retail trade business segment.

Goodwill
ASC 350, *Goodwill and Other Intangible Assets*, requires that goodwill and other unamortizable intangible assets be tested for impairment at least annually or earlier if there are impairment indicators. The Company first makes a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. If it is determined that impairment testing should be performed, the Company performs a two-step process for impairment testing of goodwill, as required by ASC 350. The first step of this test, used to identify potential impairment, compares the estimated fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment. The Company completed its annual impairment test on goodwill during the fourth quarter of fiscal 2013. Based on the expected future results of these specific locations, the Company determined that an impairment loss of $0.7 million was necessary, bringing the goodwill balance, which was all in the retail trade business segment, to zero at year-end. For further information on the goodwill impairment, see Note 1, "Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements, contained herein.

Closed Store Expenses
Management considers several factors in determining when to close or relocate a store. Some of these factors are: decreases in store sales from the prior year, decreases in store sales from the current year budget, annual measurement of individual store pre-tax future net cash flows, indications that an asset no longer has an economically useful life, remaining term of an individual store lease or other factors that would indicate a store in the current location cannot be profitable.

When the Company closes or relocates a store, the Company charges unrecoverable costs to expense. Such costs include the net book value of abandoned fixtures and leasehold improvements, lease termination costs, costs to transfer inventory and usable fixtures, other costs in connection with vacating the leased location and a provision for future lease obligations, net of expected sublease recoveries. Costs associated with store closings were $0.5 million and $1.4 million, including costs related to store closings included in discontinued operations, during fiscal 2013 and 2012, respectively.

Inventories
Inventories are counted throughout the fiscal year. Store inventory counts are performed by an independent inventory service, while warehouse inventory counts are performed internally. All physical inventory counts are reconciled to the Company's records. The Company's accrual for inventory shortages is based upon historical inventory shortage results.

Cost is assigned to store and warehouse inventories using the retail inventory method. Using this method, store and warehouse inventories are valued by applying a calculated cost-to-retail ratio to the retail value of inventories. The retail method is an averaging method that is widely used within the retail industry. Inventory costing also requires certain significant management estimates and judgments involving markdowns, the allocation of vendor allowances and shrinkage. These practices affect ending inventories at cost as well as the resulting gross margins and inventory turnover ratios.

The Company estimates and accrues shrinkage for the period between the last physical count of inventory and the balance sheet date. The accrual is calculated based on historical results. Reserves for markdowns are estimated based upon the Company's history of liquidating non-returnable inventory.

The Company utilizes the last-in, first-out (LIFO) method of accounting for inventories. The cumulative difference between replacement and current cost of inventory over stated LIFO value was $4.3 million as of February 2, 2013 and $4.0 million as of January 28, 2012. The estimated replacement cost of inventory at February 2, 2013 was the current first-in, first out (FIFO) value of $205.9 million.

Vendor Allowances
The Company receives allowances from its vendors under a variety of programs and arrangements, including merchandise placement and cooperative advertising programs. The Company accounts for these allowances under the provisions of ASC 605-50, *Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor*, which addresses the accounting for vendor allowances. Vendor allowances for marketing support in excess of incremental direct costs are reflected as a reduction of inventory costs and recognized in cost of products sold upon the sale of the related inventory.

Accrued Expenses
On a monthly basis, certain material expenses are estimated and accrued to properly record those expenses in the period incurred. Such estimates include those made for payroll and employee benefits costs, occupancy costs and advertising expenses, among other items. Certain estimates are made based upon analysis of historical results. Differences in management's estimates and assumptions could result in accruals that are materially different from the actual results.

Income Taxes
The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that result in temporary differences between the amounts recorded in its financial statements and tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company evaluates the realizability of its deferred tax assets on a quarterly basis. The Company takes into account such factors as prior earnings history, expected future earnings, carryback and carryforward periods and tax strategies that could potentially enhance the likelihood of a realization of a deferred income tax asset. To the extent that recovery is not more likely than not, a valuation allowance is established against the deferred income tax asset, increasing our income tax expense in the year such determination is made. The Company accounts for the recognition, measurement, presentation and disclosure of uncertain tax positions in accordance with the provisions of ASC 740-10, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*. The Company evaluates these unrecognized tax benefits each reporting period.

Seasonality and Quarterly Results

Similar to many retailers, the Company's business is seasonal, with its highest retail sales, gross profit and net income historically occurring in the fourth fiscal quarter. This seasonal pattern reflects the increased demand for books and gifts experienced during the year-end holiday selling season. Working capital requirements are generally highest during the third fiscal quarter and the early part of the fourth fiscal quarter due to the seasonality of the Company's business. The Company's results of operations depend significantly upon net sales generated during the fourth fiscal quarter, and any significant adverse trend in the net sales of such period would likely have a material adverse impact on the Company's results of operations for the full year.

In addition, the Company's results of operations may fluctuate from quarter to quarter as a result of the amount and timing of sales and profits contributed by new stores, as well as other factors. New stores require the Company to incur pre-opening expenses and often require several months of operation before generating acceptable sales volumes. Accordingly, the addition of a large number of new stores in a particular quarter could adversely affect the Company's results of operations for that quarter.

Liquidity and Capital Resources

Our primary sources of liquidity are cash flows from operations, including credit terms from vendors, and borrowings under the Credit Facility, as described in Note 4, "Short Term Borrowing and Long-term Debt," in the Notes to Consolidated Financial Statements, contained herein. The maximum and average outstanding borrowings under the Credit Facility (including the face amount of letters of credit issued thereunder) during the fifty-three week period ended February 2, 2013 were $68.0 million and $43.3 million, respectively.

The Company's capital expenditures totaled $19.1 million and $24.3 million in fiscal 2013 and 2012, respectively. These expenditures were used for new store openings, renovation and improvements to existing stores, upgrades of the Company's warehouse distribution facilities, investment in management information systems and real property development.

Cash Flows
Operating activities provided cash of $15.1 million and $28.8 million in fiscal 2013 and 2012, respectively, and included the following effects:

- Net income (loss) from continuing operations increased $5.0 million to income of $2.5 million in fiscal 2013 from a loss of ($2.5) million in fiscal 2012. The change was due to increased sales, improved gross profit percentage and improved expense control.
- Cash used for inventories in fiscal year 2013 was $0.2 million, as compared to $4.5 million in fiscal year 2012. This change was due to improved inventory management in fiscal 2013 and the net addition of stores in fiscal year 2012. The Company opened 52 stores and closed 26 stores in fiscal year 2012.
- Cash provided by prepayments in fiscal year 2013 was $3.1 million, compared to cash used by prepayments in fiscal year 2012 of $2.8 million. This change was primarily due to the timing of income tax payments.

- Cash used for accounts payable (including related party payables) in fiscal 2013 was $12.1 million, compared to cash provided by accounts payable (including related party payables) in fiscal 2012 of $20.4 million. The change was due to the timing of vendor payments and additional leverage achieved in fiscal 2012 due to the increase in inventory for the new stores opened late in the year with favorable payment terms.

- Cash provided by accrued expenses was $1.9 million in fiscal 2013 and was due to timing of payments, including taxes other than income taxes, offset by a reduction in deferred rent. Cash used for accrued expenses was $2.5 million in fiscal 2012 and was due to a reduction of deferred rent and a reduction in accrued salaries, wages and benefits, partially offset by an increase in accrued advertising.

Cash used in investing activities in fiscal 2013 and 2012 reflected a net use of cash of $19.1 and $24.5 million, respectively. Cash was used to fund capital expenditures for new store openings, renovation and improvements to existing stores, upgrades of the Company's warehouse distribution processes, investments in management information systems and real property development. The $19.1 million spent in fiscal 2013 included the payment of $6.0 million accrued at the end of fiscal 2012 related to new store openings that occurred late in fiscal 2012.

Financing activities used cash of $1.2 million in fiscal 2013, primarily to purchase treasury stock pursuant to the 2012 Repurchase Program. Financing activities used cash of $1.6 million in fiscal 2012, primarily to repay debt ($0.4 million), for dividend payments ($0.8 million) and for excess tax decrement from stock based compensation ($0.4 million).

Future Commitments

The following table lists the aggregate maturities of various classes of obligations and expiration amounts of various classes of commitments of the Company at February 2, 2013 (in thousands):

	Payments Due Under Contractual Obligations(1)						
(in thousands)	**Total**	**FY 2014**	**FY 2015**	**FY 2016**	**FY 2017**	**FY 2018**	**Thereafter**
Short-term borrowings(2)	$740	740	--	--	--	--	--
Long-term debt – industrial revenue bond	4,920	--	--	--	4,920	--	--
Interest	187	60	60	60	7	--	--
Operating leases(3)	164,817	40,400	36,967	27,816	22,579	15,976	21,079
Real estate	1,060	1,060	--	--	--	--	--
Capital leases	1,328	279	273	273	273	230	--
Total of obligations	$173,052	$42,539	$37,300	$28,149	$27,779	$16,206	$21,079

(1) This table excludes any amounts related to the payment of the $0.9 million of income tax uncertainties, as the Company cannot make a reasonable estimate of the periods of cash settlements with the respective taxing authorities.

(2) Short-term borrowings represent borrowings under the Credit Facility that are due in 12 months or less.

(3) Excludes obligations under store leases for insurance, taxes and other maintenance costs.

Guarantees

From time to time, the Company enters into certain types of agreements that require the Company to indemnify parties against third-party claims. Generally, these agreements relate to: (a) agreements with vendors and suppliers, under which the Company may provide customary indemnification to its vendors and suppliers in respect of actions that they take at the Company's request or otherwise on its behalf, (b) agreements with vendors who publish books or manufacture merchandise specifically for the Company to indemnify the vendors against trademark and copyright infringement claims concerning the books published or merchandise manufactured on behalf of the Company, (c) real estate leases, under which the Company may agree to indemnify the lessors for claims arising from the Company's use of the property and (d) agreements with the Company's directors, officers and employees, under which the Company may agree to indemnify such persons for liabilities arising out of their relationship with the Company. The Company has directors and officers liability insurance, which, subject to the policy's conditions, provides coverage for indemnification amounts payable by the Company with respect to its directors and officers up to specified limits and subject to certain deductibles.

The nature and terms of these types of indemnities vary. The events or circumstances that would require the Company to perform under these indemnities are transaction and circumstance specific. The overall maximum amount of obligations cannot be reasonably estimated. Historically, the Company has not incurred significant costs related to performance under these types of indemnities. No liabilities were recorded for these obligations on the Company's balance sheet at February 2, 2013 or January 28, 2012, as such liabilities are considered de minimis.

Dividends

The Company paid no dividends in fiscal 2013 and $0.8 million in dividends in fiscal 2012. See the table below for a summary of dividends paid each quarter in fiscal 2013 and 2012.

	Dividends Paid Per Share	
	Fiscal 2013	Fiscal 2012
First Quarter	**$0.00**	$0.05
Second Quarter	**0.00**	0.00
Third Quarter	**0.00**	0.00
Fourth Quarter	**0.00**	0.00
Annual Total	**$0.00**	$0.05

Impact of Recent Accounting Pronouncements

See Note 2, "Recent Accounting Pronouncements," in the Notes to Consolidated Financial Statements, contained herein for information regarding recent accounting pronouncements.

Related Party Activities

See Note 7, "Related Party Transactions," in the Notes to Consolidated Financial Statements, contained herein for information regarding related party activities.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

No disclosure is required hereunder, as the Company is a "smaller reporting company," as defined in Item 10(f) of Regulation S-K.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following financial statements of Books-A-Million, Inc. and its subsidiaries are included in response to this item:

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Books-A-Million, Inc.

We have audited the accompanying consolidated balance sheet of Books-A-Million, Inc. and subsidiaries as of February 2, 2013, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Books-A-Million, Inc. and subsidiaries at February 2, 2013, and the consolidated results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Birmingham, Alabama
April 19, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

Board of Directors and Stockholders
Books-A-Million, Inc.

We have audited the accompanying consolidated balance sheet of Books-A-Million, Inc. and subsidiaries (the "Company") as of January 28, 2012, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company, as of January 28, 2012, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP
Atlanta, Georgia
April 12, 2012

BOOKS-A-MILLION, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share and share amounts)

	February 2, 2013	January 28, 2012
Assets		
Current Assets:		
Cash and cash equivalents	$ 4,988	$ 10,113
Accounts receivable	2,953	3,284
Related party receivables	398	369
Inventories	201,527	201,283
Prepayments and other	5,780	8,848
Total Current Assets	215,646	223,897
Property and Equipment:		
Land	3,677	2,820
Buildings	17,900	12,678
Equipment	94,451	90,282
Furniture and fixtures	58,739	58,072
Leasehold improvements	76,331	75,139
Construction in process	494	985
Gross Property and Equipment	251,592	239,976
Less accumulated depreciation and amortization	186,308	173,443
Net Property and Equipment	65,284	66,533
Deferred Income Taxes	1,655	--
Equity Method Investment	1,455	2,240
Other Assets:		
Goodwill	--	653
Notes receivable from related party	1,000	1,000
Other	1,430	1,829
Total Other Assets	2,430	3,482
Total Assets	$ 286,470	$ 296,152
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable:		
Trade	$ 96,237	$ 105,398
Related party payables	3,618	6,574
Accrued expenses	40,392	41,356
Deferred income taxes	14,896	12,324
Short-term borrowings	740	--
Total Current Liabilities	155,883	165,652
Non-current Liabilities:		
Long-term debt	4,920	5,445
Deferred rent	7,232	8,406
Deferred income taxes	2	1,035
Liability for uncertain tax positions	909	1,026
Long term capital lease obligation	1,007	--
Total Non-current Liabilities	14,070	15,912
Stockholders' Equity:		
Preferred stock, $.01 par value; 1,000,000 shares authorized, no shares issued or outstanding	--	--
Common stock, $.01 par value; 30,000,000 shares authorized, 22,071,507 and 21,887,869 shares issued and 15,445,981 and 15,733,668 shares outstanding at February 2, 2013 and January 28, 2012, respectively	221	219
Additional paid-in capital	95,181	94,542
Treasury stock at cost, 6,625,526 shares at February 2, 2013 and 6,154,201 shares at January 28, 2012	(51,829)	(50,572)
Retained earnings	72,944	70,399
Total Stockholders' Equity	116,517	114,588
Total Liabilities and Stockholders' Equity	$ 286,470	$ 296,152

The accompanying notes are an integral part of these consolidated statements.

BOOKS-A-MILLION, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share and share amounts)

	Fiscal Year Ended	
	February 2, 2013	January 28, 2012
	53 weeks	52 weeks
Net revenue	**$ 503,787**	$ 468,521
Cost of products sold, including warehouse distribution and store occupancy costs (excluding depreciation and amortization)	**357,997**	335,791
Gross profit	**145,790**	132,730
Operating, selling and administrative expenses	**121,127**	120,197
Impairment charges	**905**	229
Depreciation and amortization	**16,847**	16,301
Operating income (loss)	**6,911**	(3,997)
Interest expense, net	**1,725**	1,341
Income (loss) from continuing operations before income taxes	**5,186**	(5,338)
Provision (benefit) for income taxes	**1,859**	(3,144)
Net income (loss) from continuing operations before equity method investment	**3,327**	(2,194)
Net loss on equity method investment	**(782)**	(300)
Net income (loss) from continuing operations	**2,545**	(2,494)
Loss from discontinued operations	--	(329)
Net income (loss)	**$ 2,545**	$ (2,823)
Net income (loss) per share:		
Basic		
Net income (loss) from continuing operations	**$ 0.16**	$ (0.16)
Loss from discontinued operations	--	(0.02)
Net income (loss) per common share	**$ 0.16**	$ (0.18)
Weighted average number of shares outstanding – basic	**15,245,892**	15,729,406
Diluted		
Net income (loss) from continuing operations	**$ 0.16**	$ (0.16)
Loss from discontinued operations	--	(0.02)
Net income (loss) per common share	**$ 0.16**	$ (0.18)
Weighted average number of shares outstanding – diluted	**15,245,905**	15,729,406

The accompanying notes are an integral part of these consolidated statements.

BOOKS-A-MILLION, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands, except share amounts)

	Common Stock		Additional Paid-In	Treasury Stock		Retained	Total Stockholders'
	Shares	Amount	Capital	Shares	Amount	Earnings	Equity
Balance, January 29, 2011	21,574,698	$216	$93,340	6,104,421	$(50,448)	$74,008	$117,116
Net loss	--	--	--	--	--	(2,823)	(2,823)
Purchase of treasury stock, at cost	--	--	--	49,780	(124)	--	(124)
Dividends paid	--	--	--	--	--	(786)	(786)
Issuance of restricted stock	351,953	3	1,623	--	--	--	1,626
Forfeiture of restricted stock	(57,337)	--	(151)	--	--	--	(151)
Issuance of stock for employee stock purchase plan	18,555	--	104	--	--	--	104
Tax decrement from stock-based compensation	--	--	(374)	--	--	--	(374)
Balance, January 28, 2012	21,887,869	$219	$94,542	6,154,201	$(50,572)	$70,399	$114,588
Net income	--	--	--	--	--	2,545	2,545
Purchase of treasury stock, at cost	--	--	--	474,325	(1,264)	--	(1,264)
Issuance of restricted stock	235,000	2	975	--	--	--	977
Forfeiture of restricted stock	(86,513)	--	(249)	--	--	--	(249)
Issuance of stock for employee stock purchase plan	35,151	--	88	--	--	--	88
Exercise of stock options	--	--	--	(3,000)	7	--	7
Tax decrement from stock-based compensation	--	--	(175)	--	--	--	(175)
Balance, February 2, 2013	22,071,507	$221	$95,181	6,625,526	$(51,829)	$72,944	$116,517

The accompanying notes are an integral part of these consolidated statements.

BOOKS-A-MILLION, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Year Ended	
	February 2, 2013	January 28, 2012
	53 Weeks	52 Weeks
Cash Flows from Operating Activities:		
Net income (loss)	**$ 2,545**	$ (2,823)
Net loss from Discontinued Operations	**--**	(329)
Net income (loss) from Continuing Operations	**2,545**	(2,494)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	**16,847**	16,567
Stock-based compensation	**728**	1,475
Loss on impairment of assets	**905**	229
Loss on disposal of property and equipment	**219**	693
Deferred income taxes	**(288)**	1,332
Excess tax decrement of stock-based compensation	**175**	374
Net loss in equity method investment	**782**	300
(Increase) decrease in assets:		
Accounts receivable	**331**	1,190
Related party receivables	**(29)**	(30)
Inventories	**(244)**	(4,469)
Prepayments and other	**3,068**	(2,810)
Noncurrent assets (excluding amortization)	**384**	(1,703)
Increase (decrease) in liabilities:		
Accounts payable	**(9,161)**	19,518
Related party payables	**(2,956)**	837
Accrued income taxes	**(117)**	289
Accrued expenses	**1,925**	(2,532)
Total adjustments	**12,569**	31,260
Net cash provided by operating activities	**15,114**	28,766
Cash Flows from Investing Activities:		
Capital expenditures	**(19,081)**	(24,272)
Increase in notes receivable	**--**	(250)
Net cash used in investing activities	**(19,081)**	(24,522)
Cash Flows from Financing Activities:		
Borrowings under credit facilities	**230,290**	189,900
Repayments under credit facilities	**(229,550)**	(189,900)
Repayments on long term debt	**(525)**	(435)
Proceeds from exercise of stock options and issuance of common stock under employee stock purchase plan	**95**	104
Purchase of treasury stock	**(1,264)**	(124)
Principal payments on capital lease obligations	**(29)**	--
Payment of dividends	**--**	(786)
Excess tax(decrement) from stock-based compensation	**(175)**	(374)
Net cash used in financing activities	**(1,158)**	(1,615)
Cash Flows from Discontinued Operations:		
Operating cash flow	**--**	(329)
Net cash used in discontinued operations	**--**	(329)
Net (Decrease) Increase in Cash and Cash Equivalents	**(5,125)**	2,300
Cash and Cash Equivalents at Beginning of Year	**10,113**	7,813
Cash and Cash Equivalents at End of Year	**$ 4,988**	$ 10,113
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	**$ 1,638**	$ 1,160
Income taxes, net of refunds	**$ 339**	$ 1,340
Supplemental Disclosures of Non Cash Investing Activities:		
Capital expenditures in accrued expenses	**$ 1,716**	$ 6,022
Property and equipment additions under capital leases	**$ 1,279**	$ --

The accompanying notes are an integral part of these consolidated statements.

1. Summary of Significant Accounting Policies

Business
Books-A-Million, Inc. and its subsidiaries (the "Company") are principally engaged in the sale of books, magazines, and general merchandise, including gifts, cards, games, toys, collectibles, music, DVDs, electronic devices and accessories and related items through a chain of retail bookstores. As of February 2, 2013, the Company operated 257 bookstores in 32 states and the District of Columbia, which are predominantly located in the eastern United States. The Company also operates a retail Internet website. The Company presently consists of Books-A-Million, Inc. and its five wholly owned subsidiaries: American Wholesale Book Company, Inc., Booksamillion.com, Inc., BAM Card Services, LLC, AL Florence Realty 2010, LLC and Preferred Growth Properties, LLC. All inter-company balances and transactions have been eliminated in consolidation. For a discussion of the Company's business segments, see Note 9, "Business Segments."

Fiscal Year
The Company operates on a 52- or 53-week year, with the fiscal year ending on the Saturday closest to January 31. Fiscal year 2013 was a 53-week period, and fiscal year 2012 was a 52-week period.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Reclassifications
The results for the 52 weeks ended January 28, 2012 contain certain insignificant reclassifications necessary to conform to the presentation of the 53 weeks ended February 2, 2013.

Revenue Recognition
The Company recognizes revenue from the sale of merchandise at the time the merchandise is sold and the customer takes delivery. Returns are recognized at the time the merchandise is returned and processed. At each period end, an estimate of sales returns is recorded. Sales return reserves are based on historical returns as a percentage of sales activity. The historical returns percentage is applied to the sales for which returns are projected to be received after period end. Sales tax collected is recorded net and is not recognized as revenue or cost and is included on the consolidated balance sheets in accrued expenses.

The Company sells its Millionaire's Club Card, which entitles the customer to receive a minimum discount of 10% on all purchases made during the twelve-month membership period, for a non-refundable fee. The Company recognizes this revenue over the twelve-month membership period as this represents the expected consumption of benefits based upon historical customer usage patterns. Related deferred revenue is included in accrued expenses.

The Company sells gift cards to its customers in its retail stores. The gift cards do not have an expiration date. Income is recognized from gift cards when: (1) the gift card is redeemed by the customer; or (2) the likelihood of the gift card being redeemed by the customer is remote (gift card breakage) and there is no legal obligation to remit the value of the unredeemed gift cards to the relevant jurisdictions. The gift card breakage rate is determined based upon historical redemption patterns. Based on this historical information, the likelihood of a gift card remaining unredeemed can be determined after 24 months of card inactivity. At that time, breakage income is recognized for those cards for which the likelihood of redemption is deemed to be remote and for which there is no legal obligation to remit the value of such unredeemed gift cards to the relevant jurisdictions. The Company has a gift card subsidiary, BAM Card Services, LLC ("Card Services"), to administer the Company's gift card program and to provide a more advantageous legal structure. The Company recognized $1.6 million of gift card breakage income in both fiscal 2013 and fiscal 2012. Gift card breakage income is included in net revenue in the consolidated statements of operations.

Vendor Allowances

The Company receives allowances from its vendors from a variety of programs and arrangements, including merchandise placement and co-operative advertising programs. The Company accounts for these allowances under the provisions of Accounting Standards Codification ("ASC") 605-50, *Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor*, which addresses the accounting for vendor allowances. Vendor allowances related to advertising support in excess of incremental direct costs are reflected as a reduction of inventory costs and recognized in cost of products sold upon the sale of the related inventory.

Accounts Payable

The Company classifies its checks written but not yet cleared by the bank in accounts payable since the right to offset does not exist, as described in the provisions of ASC 210-20-05, *Offset Amounts Related to Certain Contracts*. Checks are only written and cleared by the bank once approved by management.

Inventories

Inventories are valued at the lower of cost or market, using the retail method. Market is determined based on the lower of replacement cost or estimated realizable value. Using the retail method, store and warehouse inventories are valued by applying a calculated cost to retail ratio to the retail value of inventories.

The Company currently utilizes the last-in, first-out (LIFO) method of accounting for inventories. The cumulative difference between replacement and current cost of inventory over stated LIFO value was $4.3 million as of February 2, 2013 and $4.0 million as of January 28, 2012. The estimated replacement cost of inventory is the current first-in, first-out (FIFO) value of $205.9 million as of February 2, 2013.

Physical inventory counts are taken throughout the course of the fiscal period and reconciled to the Company's records. Accruals for inventory shortages are estimated based upon historical shortage results. As of February 2, 2013 and January 28, 2012, the accrual was $6.7 million and $6.9 million, respectively.

Inventories were:

	Fiscal Year Ended	
(In thousands)	**February 2, 2013**	January 28, 2012
Inventories (at FIFO)	$ **205,853**	$ 205,300
LIFO reserve	**(4,326)**	(4,017)
Net inventories	$ **201,527**	$ 201,283

Property and Equipment

Property and equipment are recorded at cost. Depreciation of equipment and furniture and fixtures is provided on the straight-line method over the estimated service lives, which range from two to ten years. Amortization of capital lease assets is included in depreciation expense. Depreciation of buildings and amortization of leasehold improvements, including remodels, is provided on the straight-line basis over the lesser of the assets' estimated useful lives (ranging from 2 to 40 years) or, if applicable, the periods of the leases. Determination of useful asset life is based on several factors requiring judgment by management and adherence to generally accepted accounting principles for depreciable periods. Judgment used by management in the determination of useful asset life could relate to any of the following factors: expected use of the asset; expected useful life of similar assets; any legal, regulatory or contractual provisions that may limit the useful life; and other factors that may impair the economic useful life of the asset. Maintenance and repairs are charged to expense as incurred. Improvement costs, which extend the useful life of an asset, are capitalized to property accounts and depreciated over the asset's expected remaining life. The cost and accumulated depreciation of assets sold, retired or otherwise disposed of are removed from the accounts, and the related gain or loss is credited or charged to income.

Long-Lived Assets
The Company's long-lived assets consist of property and equipment, which includes leasehold improvements. At February 2, 2013, the Company had $65.3 million of property and equipment, net of accumulated depreciation, accounting for approximately 22.8% of the Company's total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with ASC 360-10, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The Company evaluates long-lived assets for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store's estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The fair values used in the impairment calculation are considered to be level 3 within the fair value hierarchy. The impairment loss calculation compares the carrying amount of the assets to the individual store's fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset's carrying value in excess of fair value. Impairment losses totaled $0.2 million in fiscal 2013 and 2012, and were recorded in impairment charges in the consolidated statements of operations. For all years presented, the impairment losses related to the retail trade business segment.

Goodwill
ASC 350, *Goodwill and Other Intangible Assets,* requires that goodwill and other indefinite life intangible assets be tested for impairment at least annually or earlier if there are impairment indicators. The Company first makes a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. If it is determined that impairment testing should be performed, the Company performs a two-step process for impairment testing of goodwill as required by ASC 350. The first step of this test, used to identify potential impairment, compares the estimated fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment.

The valuation approaches are subject to key judgments and assumptions that are sensitive to change, such as judgments and assumptions about appropriate sales growth rates, operating margins, weighted average cost of capital and comparable company market multiples. When developing these key judgments and assumptions, the Company considers economic, operational and market conditions that could impact the fair value of the reporting unit. However, estimates are inherently uncertain and represent only management's reasonable expectations regarding future developments.

Gross goodwill at January 28, 2012 was $0.7 million. The Company completed its latest annual impairment test on goodwill during the fourth quarter of fiscal 2013. The fair value calculation was based on the present value of the estimated future free cash flows. The Company determined that the fair value of the goodwill, which was considered to be a level 3 within the fair value hierarchy, was less than the carrying value of the goodwill. Based on the expected future results of these specific locations, the Company determined that an impairment loss of $0.7 million was necessary, bringing the goodwill balance, which was all in the retail trade business segment, to its implied fair value of zero at year-end.

Deferred Rent
The Company recognizes rent expense by the straight-line method over the lease term, including lease renewal option periods that can be reasonably assured at the inception of the lease. The lease term commences on the date when the Company takes possession and has the right to control use of the leased premises. Also, funds received from the lessor intended to reimburse the Company for the cost of leasehold improvements are recorded as a deferred credit resulting from a lease incentive and are amortized over the lease term as a reduction of rent expense. As of February 2, 2013, deferred rent totaled $8.7 million, compared to $9.5 million as of January 28, 2012, including both long-term and short-term amounts.

Loss from Discontinued Operations
The Company periodically closes under-performing stores. The Company believes that a store is a component under ASC 205-20, *Discontinued Operations*. Therefore, each store closure would result in the reporting of a discontinued operation unless the operations and cash flows from the closed store could be absorbed in some part by surrounding Company stores within the same market area. Management evaluates certain factors in determining whether a closed store's operations could be absorbed by surrounding stores; the primary factor considered is the distance to the next closest Books-A-Million store. When a closed store results in a discontinued operation, the results of operations of the closed store include store closing costs and any related asset impairments. See Note 8, "Discontinued Operations" for discontinued operations disclosures.

Store Opening Costs
Non-capital expenditures incurred in preparation for opening new retail stores are expensed as incurred.

Store Closing Costs
The Company continually evaluates the profitability of its stores. When the Company closes or relocates a store, the Company incurs unrecoverable costs, including net book value of abandoned fixtures and leasehold improvements, lease termination payments, costs to transfer inventory and usable fixtures and other costs of vacating the leased location. Such costs are expensed as incurred and are included in operating, selling and administrative expenses in the consolidated statements of operations. During fiscal 2013 and 2012, the Company recognized store closing costs of $0.5 million and $1.4 million, respectively.

Advertising Costs
The costs of advertising are expensed as incurred. Advertising costs, net of applicable vendor reimbursements of $1.9 million and $2.2 million for fiscal years 2013 and 2012, are charged to operating, selling and administrative expenses and totaled $3.6 million and $3.3 million for fiscal years 2013 and 2012, respectively.

Insurance Accruals
The Company is subject to large deductibles under its workers' compensation and health insurance policies. Amounts are accrued currently for the estimated cost of claims incurred, both reported and unreported.

Income Taxes
The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that result in temporary differences between the amounts recorded in its financial statements and tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits in income tax expense.

Accounts Receivable and Allowance for Doubtful Accounts
Receivables represent customer, landlord and other receivables due within one year and are net of any allowance for doubtful accounts. Net receivables, including related party receivables, were $3.4 million and $3.7 million as of February 2, 2013 and January 28, 2012, respectively. Trade accounts receivable are stated at the amount that the Company expects to collect and do not bear interest. The collectability of trade receivable balances is regularly evaluated based on a combination of factors, such as customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment patterns. If it is determined that a customer will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material events impacting its business, a specific accrual for doubtful accounts is recorded to reduce the related receivable to the amount expected to be recovered.

Notes Receivable from Related Party
Notes Receivable from Related Party relates to a financing arrangement that exceeds one year and bears interest at a market rate based on the related party's credit quality and is recorded at face value. Interest is recognized over the life of the notes receivable. The notes receivable are collateralized by substantially all the assets of the related party. The Company has not and does not intend to sell this receivable. See Notes 7 "Related Party Transactions" and 13, "Equity Method Investment" for additional information about the notes receivable.

Cash and Cash Equivalents
The Company considers all short-term, highly liquid investments with original maturities of 90 days or less to be cash equivalents. The Company places its cash and cash equivalents in high credit quality financial institutions. The Company is exposed to credit risk in the event of default by these institutions to the extent that the amount recorded on the consolidated balance sheet exceeds Federal Deposit Insurance Corporation (FDIC) deposit limits per institution. Amounts due from third party credit card processors for the settlement of debit card, credit card and electronic check transactions are included as cash equivalents, as they are generally collected within three business days. Cash equivalents related to debit card, credit card and electronic check transactions at February 2, 2013 and January 28, 2012 were $2.9 million and $3.1 million, respectively.

Sales and Use Tax Contingencies
The Company is subject to potential ongoing sales and use tax audits and other tax issues for both its retail and electronic commerce segments. It is the policy of the Company to estimate any potential tax contingency liabilities based on various factors, such as ongoing state audits, historical results of audits at the state level and specific tax issues. Accruals for potential tax contingencies are recorded by the Company when they are deemed to have a probable likelihood of a liability and the liability can be reasonably estimated.

Stockholders' Equity
Basic net income (loss) per common share ("EPS") is computed by dividing income (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period. The Company's unvested restricted stock contains non-forfeitable rights to dividends, and are therefore considered participating securities for purposes of computing EPS pursuant to the two-class method. Net income allocated to participating securities was $0.1 million in fiscal year 2013. Net losses are not allocated to participating securities in periods in which the Company incurs a net loss. Diluted EPS has been computed based on the average number of shares outstanding, including the effect of non-participating outstanding stock options, if dilutive, in each respective year. A reconciliation of the weighted average shares for basic and diluted EPS is as follows:

	Fiscal Year Ended	
	February 2, 2013	**January 28, 2012**
Weighted average shares outstanding:		
Basic	**15,245,892**	**15,729,406**
Dilutive effect of stock options outstanding	**13**	**--**
Diluted	**15,245,905**	**15,729,406**

The Board of Directors of Books-A-Million, Inc. (the "Board") approved a stock repurchase plan on August 21, 2012 (the "2012 Repurchase Program"), under which the Company is authorized to purchase up to $5.0 million of our common stock. The 2012 Repurchase Program replaced other repurchase programs that expired in April 2011. Pursuant to the 2012 Repurchase Plan, stock may be purchased on the open market or through private transactions from time to time through March 31, 2014, dependent upon market conditions. The 2012 Repurchase Program does not obligate the Company to repurchase any specific number of shares and generally may be suspended at any time at the Board's discretion.

The Company repurchased approximately 474,000 and 50,000 shares at costs of $1.3 million and $0.1 million during the fiscal years ended February 2, 2013 and January 28, 2012, respectively, under authorized repurchase programs.

Disclosure of Fair Value of Financial Instruments
Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are reflected in the accompanying financial statements at cost, which approximates fair value because of the short-term maturity of these instruments. Based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities at February 2, 2013 and January 28, 2012, the Company's debt approximates fair value. At February 2, 2013, there was $1.0 million outstanding under the related party note receivable from Yogurt Mountain Holding, LLC. The carrying value approximates the fair value of the note receivable at February 2, 2013.

Stock-Based Compensation
The Company accounts for stock-based compensation under the provisions of ASC 718, *Share-Based Payment.* ASC 718 requires the Company to recognize expense related to the fair value of its stock-based compensation awards, including employee stock options.

The Company's pre-tax compensation cost for stock-based compensation was $0.7 million ($0.4 million net of taxes) and $1.5 million ($0.9 million net of taxes) for the years ended February 2, 2013 and January 28, 2012, respectively, and were recorded in operating, selling and administrative expenses in the consolidated statements of operations.

Under the Company's 2005 Incentive Award Plan, employees are entitled to receive dividends on non-vested restricted stock. Pursuant to ASC 718-740, *Accounting for Income Tax Benefits of Dividends on Share Based Payment Awards*, the Company has recorded a tax benefit on these dividends of zero and $10,000 for fiscal 2013 and 2012, respectively.

2. Recent Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") issues Accounting Standard Updates ("ASUs") to amend the authoritative literature in the Accounting Standards Codification ("ASC"). There have been a number of ASUs issued to date that amend the original text of the ASC. Those issued to date either (i) provide supplemental guidance, (ii) are technical corrections or (iii) are not applicable to the Company. Additionally, there were various other accounting standards and interpretations issued during the fiscal year ended February 2, 2013 that the Company has not yet been required to adopt, none of which is expected to have a material impact on the Company's consolidated financial statements and the notes thereto going forward.

Proposed Amendments to Current Accounting Standards
The FASB is currently working on amendments to existing accounting standards governing a number of areas including, but not limited to, accounting for leases. In August 2010, the FASB issued an exposure draft, *Leases*, which would replace the existing guidance in ASC Topic 840, *Leases*. When and if effective, this proposed standard will likely have a significant impact on our consolidated financial statements. However, as the standard-setting process is still ongoing, we are unable to determine the impact this proposed change in accounting will have on the consolidated financial statements at this time.

3. Income Taxes

A summary of the components of the income tax provision (benefit) is as follows *(in thousands)*:

	Fiscal Year Ended			
		February 2, 2013		January 28, 2012
Current:				
Federal	$	**2,238**	$	(4,576)
State		**(91)**		(116)
	$	**2,147**	$	(4,692)
Deferred:				
Federal	$	**(1,473)**	$	1,904
State		**1,185**		(572)
	$	**(288)**	$	1,332
Provision (benefit) for income taxes	$	**1,859**	$	(3,360)

Income tax provision (benefit) is included in the financial statements as follows (in thousands):

	Fiscal Year Ended			
		February 2, 2013		January 28, 2012
Continuing Operations	$	**1,859**	$	(3,144)
Discontinued Operations		--		(216)
Provision (benefit) for income taxes	$	**1,859**	$	(3,360)

A reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

	Fiscal Year Ended	
	February 2, 2013	January 28, 2012
Federal statutory income tax rate	**34.0%**	35.0%
State income tax provision	**(7.5%)**	4.1%
Change in valuation allowance	**23.6%**	--
Nondeductible meals and entertainment expense	**0.9%**	(0.8%)
Other	**0.2%**	--
Uncertain tax benefit adjustment	**(5.6%)**	10.7%
Federal tax credits	**(3.4%)**	5.3%
Effective income tax rate	**42.2%**	54.3%

The effective rate for income tax purposes was 42.2% for fiscal 2013 and 54.3% for fiscal 2012. The net decrease in the effective tax rate is due to a number of factors, most of which are not directly associated with current period earnings. Significant decreases in the effective tax rate are due to changes in uncertain tax positions and federal tax credits recorded during fiscal 2013 that resulted in income tax benefits and had the result of reducing the overall effective rate in the current fiscal year. Similar items existed in the prior year but resulted in increases in the effective tax rate due to the existence of a prior period pre-tax loss. The decreases in the effective tax rate as described above are offset by the tax expense impact of a valuation allowance recorded against certain state income tax deferred tax assets in the current fiscal period. The decrease in the Federal statutory rate to 34% in fiscal 2013 from 35% in the prior year was the result of full utilization of net operating loss carryback opportunity in the prior year to years with higher tax rates.

Temporary differences that created deferred tax assets (liabilities) at February 2, 2013 and January 28, 2012 were as follows (in thousands):

	As of February 2, 2013		As of January 28, 2012	
	Current	**Noncurrent**	Current	Noncurrent
Depreciation	$ **--**	$ **(2,822)**	$ --	$ (5,471)
Accruals	**1,112**	**--**	1,554	--
Inventory	**(15,365)**	**--**	(12,900)	--
State net operating loss carry forwards	**--**	**1,413**	--	847
Deferred rent	**583**	**3,209**	426	3,316
Prepaids	**(1,082)**	**--**	(1,498)	--
Amortization	**--**	**242**	--	(10)
Allowance for bad debts	**22**	**--**	98	--
State tax	**--**	**28**	--	73
Effect of flow-through entity	**--**	**48**	--	(334)
Stock compensation	**--**	**406**	(4)	356
Tax credit carry forwards	**--**	**--**	--	188
Deferred tax asset (liability)	**(14,730)**	**2,524**	(12,324)	(1,035)
Less: Valuation allowance	**(166)**	**(871)**	--	--
Deferred tax asset (liability), net	$ **(14,896)**	$ **1,653**	$ (12,324)	$ (1,035)

The Company's consolidated balance sheet as of February 2, 2013 includes a deferred tax asset of $1.4 million that was derived from state net operating loss carry forwards of $24.0 million that expire beginning in fiscal 2014 through fiscal 2037. The Company evaluates the realizability of its deferred tax assets on a quarterly basis. The Company takes into account such factors as prior earnings history, future taxable income in the form of existing temporary differences, expected future earnings, carryback and carryforward periods and tax strategies that could potentially enhance the likelihood of a realization of a deferred income tax asset. To the extent that recovery is not more likely than not, a valuation allowance is established against the deferred income tax asset, increasing income tax expense in the year such determination is made. The Company has concluded, based on the weight of all available positive and negative evidence, that all but $1.0 million of these tax benefits relating to certain state losses are more likely than not to be realized in the future. The Company determined a valuation allowance of $1.0 million and zero was required at February 2, 2013 and January 28, 2012.

The Company accounts for the recognition, measurement, presentation and disclosure of uncertain tax positions in accordance with the provisions of ASC 740-10, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*. The Company evaluates these unrecognized tax benefits each reporting period. As of February 2, 2013 and January 28, 2012, the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $0.9 million and $1.0 million, respectively. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

		February 2, 2013		January 28, 2012
Balance at beginning of year	**$**	**1,026**	$	1,689
Additions based on tax positions related to current year		**26**		--
Additions based on tax positions related to prior period		**129**		--
Reductions for tax positions of previous year		**(272)**		(663)
Balance at end of year	**$**	**909**	$	1,026

The Company and its subsidiaries are subject to United States Federal income tax as well as income tax of multiple state jurisdictions. These uncertain tax positions are related to tax years that remain subject to examination by the relevant taxing authorities. The Company has operations in various state jurisdictions, and is not currently under audit in any of them. With few exceptions, we are no longer subject to United States Federal, state or local income tax examinations for years prior to 2009.

It is reasonably possible that the amount of unrecognized tax benefits will increase or decrease in the next twelve months. These changes may be the result of new federal, state or local audits. It is also expected that the statute of limitations for certain unrecognized tax benefits will expire in the next 12 months, resulting in a reduction of the liability for unrecognized tax benefits of $0.3 million. A new position in the amount of $0.1 million in unrecognized tax benefits has been recorded for the adoption of a tax accounting method change. The position is realistically expected to be recognized within the next 12 months upon the expected approval of the method change. The balance of the unrecognized tax benefits is primarily related to uncertain tax positions for which there are no current ongoing federal or state audits, and, therefore, an estimate of the range of the reasonably possible outcomes cannot be made.

The Company's policy is to record interest and penalties related to income tax matters in income tax expense. Accrued interest and penalties were $0.4 million and $0.5 million as of February 2, 2013 and January 28, 2012, respectively, and are recorded as a component of accrued expenses on the consolidated balance sheet. During fiscal years 2013 and 2012, the Company recognized $0.1 million and $0.3 million, respectively, of interest and penalties.

4. Short-term Borrowing and Long-term Debt

The Company's primary sources of liquidity are cash flows from operations, including credit terms from vendors, and borrowings under the Credit Facility, described below. On March 21, 2011, the Company entered into a credit agreement (the "Credit Agreement") for a revolving credit facility (the "Credit Facility") with Bank of America, N.A. ("Bank of America"), as Administrative Agent, Swing Line Lender and Issuing Bank, and a group of participating financial institutions under which the Company may borrow up to the maximum principal amount of $150.0 million, which may be increased to $200.0 million under certain circumstances, and which matures on March 21, 2016. As of February 2, 2013, the maximum principal amount available under the Credit Facility was $136.3 million, based on the calculated borrowing base availability at that time and amounts currently outstanding. Interest on borrowings under the Credit Facility is determined based upon the LIBOR rate plus an applicable margin (as specified in the Credit Agreement). Pursuant to the Credit Agreement, the participating financial institutions have agreed to make revolving loans to the Company and to issue, up to a $35.0 million sublimit, letters of credit for the Company. Under the Credit Agreement, Bank of America, in its capacity as Swing Line Lender, has also agreed to make same day advances to the Company in the form of swing line loans up to a $15.0 million sublimit. The obligations of the Company under the Credit Agreement are secured by the inventories, accounts receivable and certain other personal property of the Company, pursuant to the terms of a security agreement with Bank of America and the other lenders. Additionally, the Credit Agreement contains certain non-financial covenants. The Company was in compliance with these covenants at February 2, 2013.

As of February 2, 2013 and January 28, 2012, there were $0.7 million and zero outstanding borrowings under the Credit Facility, respectively (excluding the face amount of letters of credit issued thereunder). The face amount of letters of credit issued under the Credit Facility as of February 2, 2013 and January 28, 2012 was $7.5 million and $7.9 million, respectively. The maximum and average outstanding borrowings under the Credit Facility (excluding the face amount of letters of credit issued thereunder) during fiscal 2013 and 2012 were $60.0 million and $35.7 million, and $40.0 million and $18.2 million, respectively.

During fiscal 1996 and fiscal 1995, the Company acquired and constructed certain warehouse and distribution facilities with the proceeds of loans made pursuant to an industrial development revenue bond (the "Bond"). As of February 2, 2013 and January 28, 2012, there was $4.9 million and $5.4 million outstanding under the Bond, which bears interest at a variable rate. The interest rate on the Bond was 1.25% and 1.4% at February 2, 2013 and January 28, 2012, respectively. The Bond is held by Wells Fargo Bank, National Association ("Wells Fargo"). Pursuant to an Amended and Restated Bond Agreement dated June 30, 2011, the Company's subsidiary, American Wholesale Book Company, Inc. ("American Wholesale"), and Wells Fargo agreed, among other things, (i) to extend the period during which Wells Fargo will hold the Bond until March 13, 2016, (ii) to replace the original guaranty with a new Continuing Guaranty executed by the Company and certain of its subsidiaries, including Booksamillion.com, Inc. and BAM Card Services, LLC, which obligation provides a maximum liability of $5,880,000 for the Company and its affiliates, jointly and severally, and (iii) that American Wholesale will maintain a standby letter of credit equal at all times to at least the outstanding principal amount of the Bond, which was $4.9 and included in the aggregate letters of credit mentioned above as of February 2, 2013, for the benefit of Wells Fargo. The Company is obligated to repurchase the Bond on March 13, 2016, unless Wells Fargo exercises the option to extend the Bond's maturity date up to December 1, 2019.

Interest expense on all Company indebtedness for the years February 2, 2013 and January 28, 2012 was $1.7 million and $1.3 million, respectively.

5. Leases

The Company leases the premises for its retail bookstores under operating leases, which expire in various years through the year 2023. Many of these leases contain renewal options and require the Company to pay executory costs (such as property taxes, maintenance and insurance). In addition to fixed minimum rentals, some of the Company's leases require contingent rentals based on a percentage of sales. The Company also has minimal operating and capital leases for equipment.

Minimum future rental payments under non-cancelable leases having remaining terms in excess of one year as of February 2, 2013 are as follows *(in thousands)*:

	Future Minimum Rent	
Fiscal Year	**Capital Leases**	**Operating Leases**
2014	$ 279	$ 40,400
2015	273	36,967
2016	273	27,816
2017	273	22,579
2018	230	15,976
Subsequent years	--	21,079
Total minimum lease payments	**$ 1,328**	**$ 164,817**
Less: Amount representing interest	78	
Present value of net minimum capital lease payments	1,250	
Less: Current installments of obligations under capital leases	243	
Obligations under capital leases, excluding current installments	$ 1,007	

The current portion of the capital lease obligation is recorded in Accrued expenses, and the long term portion is recorded in Long term capital lease obligation on the consolidated balance sheets. Assets recognized under capital lease and the accumulated amortization thereunder was $1.3 million and $0.1 million, respectively.

Rental expense for all leases consisted of the following *(in thousands)*:

	Fiscal Year Ended	
	February 2, 2013	January 28, 2012
Minimum rentals	$ **41,021**	$ 38,425
Contingent rentals	**3,370**	2,627
Total	$ **44,391**	$ 41,052

6. Employee Benefit Plans

401(k) Profit-Sharing Plan

The Company and its subsidiaries maintain a 401(k) plan covering all employees who have completed six months of service and who are at least 21 years of age, and permit participants to make contributions not to exceed 15% of their eligible compensation. Participants over 50 years of age are allowed to make catch-up contributions. Limits to contributions by employees are established by the Internal Revenue Code. Company matching and supplemental contributions are made at management's discretion. Company matching contributions were 50% for fiscal 2013 and 2012. The employer contributions were made on employee contributions up to a maximum of 3% of the employee's salary for fiscal 2013 and 2012. The expense under this plan was $0.3 million in both fiscal 2013 and 2012.

2005 Incentive Award Plan

During 2005, the Company adopted and the Company's stockholders approved the Books-A-Million, Inc. 2005 Incentive Award Plan (the "2005 Plan"). On May 20, 2010, the stockholders of the Company approved an additional 800,000 shares available for issuance under the 2005 Plan, bringing the aggregate number of shares that may be awarded under the 2005 Plan to 2,000,000. Equity awards under the 2005 Plan have consisted solely of awards of restricted stock. Each year, the Compensation Committee of the Board makes awards to the Company's officers and key employees pursuant to the terms of the 2005 Plan. In addition, directors who have served eleven consecutive months are eligible for awards, as are newly appointed directors. The compensation expense related to these grants is being expensed over the vesting period for the individual grants. Shares granted under the 2005 Plan were 235,000 and 351,953 in fiscal 2013 and 2012, respectively. The Company recorded $0.7 million and $1.5 million of stock-based compensation for the restricted stock grants in fiscal 2013 and 2012, respectively.

There are two types of restricted stock awards to employees. The first type of restricted stock award is "career based shares." Career based shares are completely unvested until the last day of the third fiscal year after the date of the grant whereupon such career based shares vest in full if the employee who received the grant is then employed by the Company. The compensation expense for these shares is recognized ratably over the requisite three-year service period. The second type of restricted stock award is "performance based shares." Performance based shares are earned and issued based on the achievement of certain performance goals for the fiscal year in which they are awarded. If the performance goals are met, the performance based shares then vest in 50% increments at the end of the first and second fiscal years after the fiscal year in which they were issued if the employee who received the grant is then employed by the Company. Compensation expense for these shares is recognized ratably over the period beginning on the date the Company determines that it is probable that the performance goals will be achieved and ending on the last day of the vesting period.

Additionally, there are annual restricted stock grants to directors. Under the Company's Outside Director Restricted Stock Plan, each director is, on the first day he serves as a director, granted an initial restricted stock grant, which shares of restricted stock vest in one-third increments on each of the first, second and third anniversaries of the grant date. Additionally, each director who has served at least eleven consecutive months as of the Company's annual meeting of stockholders receives a restricted stock grant, which shares of restricted stock vest in one-third increments on each of the first, second and third anniversaries of the grant date. The expense related to the directors' grants is recognized ratably over the three-year vesting period.

Restricted Stock Table

A combined summary of the status of restricted stock grants to employees and directors under the 2005 Plan is as follows:

	Fiscal Year Ended			
	February 2, 2013		January 28, 2012	
	Shares	**Weighted Average Grant Date Fair Value**	Shares	Weighted Average Grant Date Fair Value
Shares at beginning of period	**416,564**	**$5.83**	395,880	$7.19
Shares granted	**235,000**	**$3.15**	351,953	$4.49
Shares vested	**(106,921)**	**$6.71**	(273,932)	$6.19
Shares forfeited	**(86,513)**	**$5.19**	(57,337)	$5.31
Shares at end of period	**458,130**	**$4.37**	416,564	$5.83

Stock Option Plan

In April 1999, the Company adopted the 1999 Amended and Restated Employee Stock Option Plan (the "Stock Option Plan") which provided for option grants to executive officers, directors and key employees. Upon the approval of the 2005 Plan by the Company's stockholders at the Company's annual meeting held in June 2005, the Board determined that no more awards would be made under the Stock Option Plan. Options previously issued under the Stock Option Plan remain valid. All options granted prior to January 9, 2001 vested over a five-year period and expired on the sixth anniversary of the date of grant, and all options granted on and after January 9, 2001 vest over a three-year period and expire on the tenth anniversary of the date of grant. All options have exercise prices equal to the fair market value of the common stock on the date of grant. The Company's policy is to issue exercised options from treasury shares. A summary of the status of the Company's Stock Option Plan is as follows:

	Fiscal Year Ended			
	February 2, 2013		January 28, 2012	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**33,251**	**$5.65**	35,419	$5.56
Granted	--	--	--	--
Exercised	**(3,000)**	**(2.37)**	--	--
Forfeited	**(9,074)**	**(2.81)**	(2,168)	(4.10)
Outstanding at end of year	**21,177**	**$7.34**	33,251	$5.65
Exercisable at end of year	**21,177**	**$7.34**	33,251	$5.65

During fiscal years 2013 and 2012, the Company recognized tax benefits (decrement) related to the exercise of stock options and restricted stock dividends in the amount of ($0.2) million and ($0.4) million, respectively. The tax benefits (decrement) were recorded in paid-in capital in the respective years.

The following table summarizes information about stock options outstanding as of February 2, 2013:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding at February 2, 2013	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at February 2, 2013	Weighted Average Exercise Price
$2.16	84	0.12	$2.16	84	$2.16
$6.13 - $9.62	21,093	1.23	$7.36	21,093	$7.36
Totals	21,177	1.23	$7.34	21,177	$7.34

The aggregate intrinsic value of outstanding options and exercisable options under the Stock Option Plan at February 2, 2013 and January 28, 2012 was not material.

Other Information

As of February 2, 2013, the Company had $0.9 million of total unrecognized compensation cost related to non-vested awards granted under our various share-based plans, which it expects to recognize over the following fiscal years *(in thousands)*:

Fiscal Year	Unrecognized Stock-based Compensation Expense
2014	$ 609
2015	285
2016	2
2017	--
Total	$ 896

The Company received cash from options exercised during fiscal years 2013 and 2012 of $7,100 and zero, respectively. The impact of these cash receipts is included in cash flows from financing activities in the accompanying consolidated statements of cash flows.

The number of shares of common stock currently reserved under the 2005 Plan for stock-based compensation awards as of February 2, 2013 was 596,842 shares.

Employee Stock Purchase Plan

The Company maintains an employee stock purchase plan under which shares of the Company's common stock are reserved for purchase by employees at 85% of the fair market value of the common stock at the lower of the market value for the Company's stock as of the beginning of the fiscal year or the end of the fiscal year. On May 20, 2010, the stockholders of the Company approved an additional 200,000 shares available for issuance under the plan, bringing the aggregate number of shares that may be awarded to 600,000. Of the total reserved shares, 427,138 and 391,987 shares have been purchased as of February 2, 2013 and January 28, 2012, respectively.

Executives' Deferred Compensation Plan
During fiscal 2006, the Board adopted the Books-A-Million, Inc. Executives' Deferred Compensation Plan (the "Executives' Deferred Compensation Plan"). The Executives' Deferred Compensation Plan provides a select group of management or highly compensated employees of the Company and certain of its subsidiaries (the "Participants") with the opportunity to defer the receipt of certain cash compensation. Each Participant may elect to defer under the Executives' Deferred Compensation Plan a portion of his or her cash compensation that may otherwise be payable in a calendar year. A Participant's compensation deferrals are credited to the Participant's bookkeeping account ("Account") maintained under the Executives' Deferred Compensation Plan. Each Participant's Account is credited with a deemed rate of interest and/or earnings or losses depending upon the investment performance of the deemed investment option. There was no cash compensation deferred under the Executives' Deferred Compensation Plan during fiscal 2013 or 2012.

With certain exceptions, a Participant's Account will be paid after the earlier of: (1) a fixed payment date, as elected by the Participant (if any); or (2) the Participant's separation from service with the Company or its subsidiaries. Participants may generally elect that payments be made in a single sum or installments in the year specified by the Participant or upon their separation from service with the Company. Additionally, a Participant may elect to receive payment upon a Change of Control, as defined in, and to the extent permitted by, Section 409A of the Internal Revenue Code of 1986, as amended.

Directors' Deferred Compensation Plan
During fiscal 2006, the Board adopted the Books-A-Million, Inc. Directors' Deferred Compensation Plan (the "Directors' Deferred Compensation Plan"). The Directors' Deferred Compensation Plan provides the Non-Employee Directors with the opportunity to defer the receipt of certain amounts payable for serving as a member of the Board (the "Fees"). A Non-Employee Director's Fee deferrals are credited to the Non-Employee Director's bookkeeping account ("Account") maintained under the Directors' Deferred Compensation Plan. Each participating Non-Employee Director's Account is credited with a deemed rate of interest and/or earnings or losses depending upon the investment performance of the deemed investment option. There was no cash compensation deferred under the Directors' Deferred Compensation Plan during fiscal 2013 or 2012.

With certain exceptions, a participating Non-Employee Director's Account will be paid after the earlier of: (1) a fixed payment date, as elected by the participating Non-Employee Director (if any); or (2) the participating Non-Employee Director's separation from service on the Board. The participating Non-Employee Director may generally elect that payments be made in a single sum or installments in the year specified by the participating Non-Employee Director or upon the Non-Employee Director's separation from service on the Board. Additionally, a participating Non-Employee Director may elect to receive payment upon a Change of Control, as defined in, and to the extent permitted by, Section 409A of the Internal Revenue Code of 1986, as amended.

7. Related Party Transactions

Charles C. Anderson, Chairman Emeritus and a former director of the Company, Terry C. Anderson, a director of the Company, and Clyde B. Anderson, Executive Chairman of the Company, have controlling ownership interests in other entities with which the Company conducts business. Significant transactions between the Company and these various other entities ("related parties") are summarized in the following paragraphs.

The Company purchases a substantial portion of its magazines, as well as certain seasonal music and newspapers, from a subsidiary of Anderson Media Corporation ("Anderson Media"), an affiliate of the Company through common ownership. During fiscal 2013 and 2012, purchases of these items from Anderson Media totaled $19.0 million and $20.8 million, respectively. Amounts payable to Anderson Media at February 2, 2013 and January 28, 2012 were $3.0 million and $6.1 million, respectively. Amounts receivable from Anderson Media as of both February 2, 2013 and January 28, 2012 were $0.2 million. The Company purchases certain of its collectibles, gifts and books from Anderson Press, Inc. ("Anderson Press"), an affiliate of the Company through common ownership. During fiscal 2013 and 2012, such purchases from Anderson Press totaled $0.9 million and $0.6 million, respectively. Amounts payable to Anderson Press at February 2, 2013 and January 28, 2012 were $0.3 million and $0.2 million. The Company utilizes import sourcing and consolidation services from Anco Far East Importers Limited ("Anco Far East"), an affiliate of the Company through common ownership. The total amount paid to Anco Far East was $1.8 million and $1.4 million for fiscal 2013 and 2012, respectively. These amounts paid to Anco Far East included the actual cost of the product, as well as fees for sourcing and consolidation services. All other costs, other than the sourcing and consolidation service fees, were passed through from other vendors. Anco Far East fees, net of the passed-through costs, for fiscal years 2013 and 2012 were $0.1 million. Amounts payable to Anco Far East at February 2, 2013 and January 28, 2012 were $40,000 and $0.1 million, respectively.

The Company leases its principal executive offices from a trust, which was established for the benefit of the grandchildren of Mr. Charles C. Anderson, Chairman Emeritus and a former director of the Company. The most recent lease term of three years ended on February 28, 2013, and will be month to month going forward. During each of the fiscal years 2013 and 2012, the Company paid annual rent of approximately $0.2 million to the trust under this lease. Anderson & Anderson LLC ("A&A"), which is an affiliate of the Company through common ownership, also leases two buildings to the Company. During each of the fiscal years 2013 and 2012, the Company paid A&A a total of $0.4 million in connection with such leases. There was $1.3 million in future minimum rental payments to the trust and A&A on the three leases at February 2, 2013.

The Company leases certain property to Hibbett Sports, Inc. ("Hibbett"), a sporting goods retailer in the United States. The Company's sublease on the property with Hibbett expires in February 2017. One of the Company's directors, Albert C. Johnson, and Terrance G. Finley, the Company's Chief Executive Officer and President, are members of Hibbett's board of directors. During fiscal 2013 and 2012, the Company received approximately $0.1 million in rental payments from Hibbett. Total future minimum rent payments to the Company under this sublease were $0.5 million as of February 2, 2013.

The Company, A&A, Anderson Promotional Events, Inc. and Anderson Press (collectively, the "Co-Ownership Group") co-own two airplanes that are used by the Company in its business. The Company owns a 26.0% interest in each of these airplanes. During the fiscal years 2013 and 2012, the Company was billed $0.5 million and $0.7 million, respectively, by the other members of the Co-Ownership Group under a cost sharing arrangement for the Company's use of the two airplanes. The expenses that the Company pays for airplane use covers all of the variable costs attributable to the Company's use of the planes and a portion of the fixed costs.

The Company and Anderson Private Capital Partners I, L.P. ("APCP") each have an equity interest in Yogurt Mountain Holding, LLC ("Yogurt Mountain"). The Company owns a 40.0% interest in Yogurt Mountain. The Company also participates with APCP in a line of credit agreement with Yogurt Mountain in connection with its investment. See Note 13, "Equity Method Investment," for additional information regarding the Company's investment in Yogurt Mountain. Yogurt Mountain had $1.0 million in borrowings outstanding and due to the Company as of February 2, 2013 and January 28, 2012. During fiscal year 2013 and fiscal year 2012, the Company paid $0.4 million and $0.7 million, respectively, in franchise fees, royalty fees and other costs associated with our franchise of Yogurt Mountain stores within our stores. The Company received $0.4 million and $0.5 million from Yogurt Mountain for interest, monitoring fees, professional fees and rent during fiscal year 2013 and fiscal year 2012, respectively.

8. Discontinued Operations

The Company did not close any stores in a market where the Company does not expect another of its existing stores to absorb the closed store's customers during fiscal year 2013. Of the 26 stores closed during fiscal year 2012, the Company closed five stores in markets where the Company does not expect another of its existing stores to absorb the closed store customers. The operating results of these stores are presented as discontinued in all periods presented. For fiscal year 2012, the closed stores had sales of $4.9 million and after tax operating loss of $0.3 million.

9. Business Segments

The Company has two reportable operating segments: retail trade and electronic commerce trade. These reportable operating segments reflect the manner in which the business is managed and how the Company allocates resources and assesses performance internally.

Our chief operating decision makers are our Executive Chairman and our Chief Executive Officer and President. The Company is primarily a retailer of books, magazines, and general merchandise, including gifts, cards, games, toys, collectibles, music, DVDs, electronic devices and accessories. The Company's two reportable segments are two distinct business units, one a traditional retailer of book merchandise and the other a seller of book merchandise primarily over the Internet. The electronic commerce trade segment is managed separately due to divergent technology and marketing requirements. The retail trade reportable segment also includes the Company's distribution center operations, which predominantly supplies merchandise to our retail stores. Through the distribution center operations, the Company sells books to outside parties on a wholesale basis. These sales are not material.

The Company evaluates the performance of the retail trade and electronic commerce trade segments based on profit and loss from operations before interest and income taxes. Certain intersegment cost allocations have been made based upon consolidated and segment revenues. Shipping income related to Internet sales is included in net sales, and shipping expense is included in cost of sales.

Both the retail trade and electronic commerce trade reportable segments derive revenues primarily from the sale of book merchandise through sales in our retail stores and over the Internet, respectively.

	Fiscal Year Ended	
Segment information *(in thousands)*	**February 2, 2013**	January 28, 2012
Net Sales		
Retail Trade	**$ 491,567**	$ 453,298
Electronic Commerce Trade	**27,424**	29,972
Intersegment Sales Elimination	**(15,204)**	(14,749)
Net Sales	**$ 503,787**	$ 468,521
Operating Profit (Loss)		
Retail Trade	**$ 9,021**	$ (2,918)
Electronic Commerce Trade	**(1,137)**	(101)
Intersegment Elimination of Certain Costs	**(973)**	(978)
Total Operating Profit (Loss)	**$ 6,911**	$ (3,997)
Depreciation		
Retail Trade	**$ 16,508**	$ 15,889
Electronic Commerce Trade	**339**	412
Total Depreciation	**$ 16,847**	$ 16,301
Capital Expenditures		
Retail Trade	**$ 18,653**	$ 23,784
Electronic Commerce Trade	**428**	488
Total Capital Expenditures	**$ 19,081**	$ 24,272
Assets		
Retail Trade	**$ 280,871**	$ 292,552
Electronic Commerce Trade	**5,599**	3,600
Total Assets	**$ 286,470**	$ 296,152

Sales as a percentage of net sales by merchandise category is as follows:

	February 2, 2013	January 28, 2012
Books and magazines	**73.6%**	74.5%
General merchandise	**12.6%**	11.2%
Café	**4.4%**	4.4%
Electronics, eBooks and accessories	**2.0%**	3.4%
Other	**7.4%**	6.5%
Total	**100.0%**	100.0%

General merchandise consists of gifts, cards, games, toys, collectibles and similar types of products. Café consists of coffee, tea, yogurt and other edible products, as well as gift items related to our Joe Muggs cafés. Other products include music, DVDs and other products.

10. Commitments and Contingencies

The Company is a party to various legal proceedings incidental to its business. In the opinion of management, after consultation with legal counsel, the ultimate liability, if any, with respect to those proceedings is not presently expected to materially affect the financial position, results of operations or cash flows of the Company.

From time to time, the Company enters into certain types of agreements that require the Company to indemnify parties against third party claims. Generally, these agreements relate to: (a) agreements with vendors and suppliers, under which the Company may provide customary indemnification to its vendors and suppliers in respect of actions that they take at the Company's request or otherwise on its behalf, (b) agreements with vendors who publish books or manufacture merchandise specifically for the Company to indemnify the vendors against trademark and copyright infringement claims concerning the books published or merchandise manufactured on behalf of the Company, (c) real estate leases, under which the Company may agree to indemnify the lessors for claims arising from the Company's use of the property and (d) agreements with the Company's directors, officers and employees, under which the Company may agree to indemnify such persons for liabilities arising out of their relationship with the Company. The Company has Directors and Officers Liability Insurance, which, subject to the policy's conditions, provides coverage for indemnification amounts payable by the Company with respect to its directors and officers up to specified limits and subject to certain deductibles.

The nature and terms of these types of indemnities vary. The events or circumstances that would require the Company to perform under these indemnities are transaction and circumstance specific. The overall maximum amount of obligations cannot be reasonably estimated. Historically, the Company has not incurred significant costs related to performance under these types of indemnities. No liabilities were recorded for these obligations on the Company's balance sheet at each of February 2, 2013 and January 28, 2012, as such liabilities are not probable at such date.

Subsequent to year-end, the Company entered into a binding agreement to purchase certain real estate at a cost of $1.1 million.

11. Accrued Expenses

Accrued expenses consist of the following (*in thousands*):

		February 2, 2013		January 28, 2012
Accrued expenses:				
Giftcard liabilities to customers	$	**7,970**	$	8,440
Salaries, wages and employee benefits		**7,612**		7,327
Deferred club card income		**7,609**		7,136
Taxes, other than income		**3,944**		3,247
Occupancy costs		**2,730**		2,359
Accrued capital expenditures		**1,716**		6,022
Advertising cost		**1,227**		1,145
Insurance		**506**		589
Unclaimed property		**470**		452
Other		**6,608**		4,639
	$	**40,392**	$	41,356

12. Fair Value Measurements

The carrying amounts of other financial instruments reported on the balance sheets for current assets and current liabilities, excluding our revolving line of credit as discussed below, approximate their fair values because of the short maturity of these instruments.

At February 2, 2013, there was $0.7 million outstanding under our revolving line of credit agreement (excluding the face amount of letters of credit issued under the credit agreement) and $4.9 million outstanding under the Bond. Fair value approximates the carrying amount for the revolving line of credit and the Bond as the variable interest rates re-price frequently at observable current market rates. As such, the fair value determination is categorized as a level 2 within the fair value hierarchy.

At February 2, 2013, there was $1.0 million outstanding under the related party note receivable from Yogurt Mountain Holding, LLC. See discussion in Notes 7 and 13. The carrying value approximates the fair value of the note receivable at February 2, 2013.

13. Equity Method Investment

The Company holds an equity method investment, which consists of a 40.0% equity interest in Yogurt Mountain Holding, LLC ("Yogurt Mountain"). Yogurt Mountain was formed for the purpose of developing and operating retail yogurt stores and franchising retail yogurt stores to third party franchisees. In March 2010, the Company acquired the equity interest in Yogurt Mountain for $3.0 million. Yogurt Mountain is a separate and distinct legal entity from the Company and its subsidiaries, and has separate assets, liabilities and operations. The other shareholder interests in Yogurt Mountain of 40.0% and 20.0% are owned by Anderson Private Capital Partners I, L.P., a related party, and Kahn Family Holdings, LLC, respectively.

In connection with the equity method investment, the Company entered a line of credit agreement (the "Line of Credit") with Yogurt Mountain pursuant to which the Company committed to provide up to $1.5 million to Yogurt Mountain under a non-revolving line of credit through March 2015, bearing interest at 9.0%. Yogurt Mountain must pay an annual commitment fee of 0.25% on the unused portion of the commitment. The proceeds from the Line of Credit must be used by Yogurt Mountain for the purpose of new store growth capital requirements. Effective November 14, 2011, the Company entered into a Forbearance Agreement with Yogurt Mountain, raising the interest rate to 11.0% and limiting the borrowings to $1.0 million. The Company entered into an Amendment to the Line of Credit Loan Agreement (the "Amended Loan Agreement") effective March 25, 2013. The Amended Loan Agreement allows Yogurt Mountain to use the remaining availability of $0.5 million to finance capital expenditures or such other purposes as approved by the Company. There was $1.0 million in outstanding borrowings by Yogurt Mountain under the Line of Credit as of February 2, 2013 and January 28, 2012.

A summary of the balance sheets and statements of operations for Yogurt Mountain is presented below.

Yogurt Mountain Balance Sheet (in thousands)

		As of February 2, 2013		As of January 28, 2012
Assets				
Current assets	$	791	$	894
Non-current assets		7,068		9,152
Total assets	$	7,859	$	10,046
Liabilities				
Current liabilities	$	2,116	$	1,584
Long-term liabilities		2,105		3,033
Total liabilities		4,221		4,617
Total members' equity		3,638		5,429
Total liabilities and members' equity	$	7,859	$	10,046

Yogurt Mountain Statement of Operations (in thousands)

		February 2, 2013 53 Weeks		January 28, 2012 52 Weeks
Net Revenue	$	9,685	$	10,701
Costs of goods sold, including distribution and occupancy costs		4,026		3,930
Gross Profit		5,659		6,771
Operating expenses		7,450		7,679
Net loss	$	(1,791)	$	(908)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

We are committed to maintaining disclosure controls and procedures designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Executive Chairman, our Chief Executive Officer and President, our Chief Financial Officer and the Company's Board of Directors, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures and implementing controls and procedures based on the application of management's judgment.
As required by Rules 13a-15 and 15d-15 under the Exchange Act, management, with the participation of our Executive Chairman, our Chief Executive Officer and President and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon their evaluation, the Executive Chairman, the Chief Executive Officer and President and the Chief Financial Officer concluded that, as of February 2, 2013, the end of the period covered by this report, our disclosure controls and procedures were effective.

(b) Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, the principal executive and principal financial officer and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including the Executive Chairman, the Chief Executive Officer and President and the Chief Financial Officer, we carried out an evaluation of the effectiveness of our internal control over financial reporting as of the end of the period covered by this report based on the "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this evaluation, we concluded that our internal control over financial reporting was effective as of February 2, 2013.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. The Company's internal control over financial reporting is not subject to attestation by the Company's registered public accounting firm pursuant to the rules of the SEC that permit the Company, as a "smaller reporting company," to provide only management's report on internal control over financial reporting.

(c) Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the fourth quarter of the fiscal year ended February 2, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors and Corporate Governance

The sections under the heading "Proposal 1-Election of Directors" entitled "Nominees for Election - Term Expiring 2016," "Incumbent Directors - Term Expiring 2014," and "Incumbent Directors - Term Expiring 2015" of the Proxy Statement for the Annual Meeting of Stockholders to be held May 28, 2013, are incorporated herein by reference. The information under the heading "Corporate Governance and Board Matters" included in the Proxy Statement for the Annual Meeting of Stockholders to be held May 28, 2013 is incorporated herein by reference. The information under the heading "Beneficial Ownership of Common Stock" included in the Proxy Statement for the Annual Meeting of Stockholders to be held May 28, 2013 is incorporated herein by reference.

Executive Officers

All of our executive officers are elected annually by and serve at the discretion of the Board of Directors. Our current executive officers are listed below:

Name	Age	Position with the Company
Clyde B. Anderson	52	Executive Chairman of the Board
Terrance G. Finley	59	Chief Executive Officer and President
James F. Turner	49	Executive Vice President/Real Estate and Business Development
R. Todd Noden	49	Chief Financial Officer

Clyde B. Anderson has served as the Executive Chairman of the Board of Directors since March 13, 2012, having served as Chief Executive Officer of the Company from March 2009 until March 13, 2012, President of the Company from August 2009 until March 13, 2012 and Chairman of the Board from January 2000 until March 13, 2012. Mr. Anderson also previously served as the Company's Chief Executive Officer from July 1992 until February 2004, as its President from November 1987 to August 1999 and as Executive Chairman of the Board of Directors of the Company from February 2004 to March 2009. He has served as a director of the Company since August 1987. From November 1987 to March 1994, Mr. Anderson served as the Company's Chief Operating Officer. Mr. Anderson served on the Board of Directors of Hibbett Sports, Inc., a sporting goods retailer, from 1987 to June 2008. Mr. Anderson is the brother of Terry C. Anderson, a member of the Company's Board of Directors.

Terrance G. Finley has served as the Chief Executive Officer of the Company since March 13, 2012 and as the Company's President since August 23, 2011. He served as the Company's Chief Operating Officer from August 23, 2011 until March 13, 2012. Prior to his promotion to the positions of President and Chief Operating Officer on August 23, 2011, Mr. Finley served as Executive Vice President and Chief Merchandising Officer of the Company beginning in August 2009 and as President, Books-A-Million, Inc. Merchandising Group beginning in October 2005. Mr. Finley served as Executive Vice President of Books-A-Million, Inc. from October 2001 to October 2005. Mr. Finley served in various other capacities in the merchandising department from April 1994 to December 1998. Mr. Finley served as the General Manager of Book$mart from February 1992 to April 1994. Prior to joining the Company, Mr. Finley served as the Vice President - Sales for Smithmark Publishers. Mr. Finley was appointed to the Board of Directors of Hibbett Sports, Inc., a sporting goods retailer, on March 14, 2008.

James F. Turner has served as the Executive Vice President/Real Estate and Business Development since August 23, 2011. He had previously served as the Company's Vice President/Real Estate beginning in June 2003. Prior to June 2003, Mr. Turner held several positions in the Company's finance department, including Controller. Before joining the Company, Mr. Turner served as a Division Controller for Belk, Inc.

R. Todd Noden has served as Chief Financial Officer since April 25, 2012. Prior to joining the Company, Mr. Noden served as Chief Financial Officer and Chief Operating Officer for Dobbs Mills, LLC, a textile manufacturing company (2011-2012), Vice President of Accounting & Financial Analysis of RaceTrac Petroleum, Inc. (2006-2011) and in various management consulting roles for more than 10 years prior to 2006.

ITEM 11. EXECUTIVE COMPENSATION

The section under the heading "Executive Compensation," included in the Proxy Statement of the Company for the Annual Meeting of Stockholders to be held May 28, 2013 are incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Securities Authorized for Issuance under Equity Compensation Plans

The following table summarizes certain information as of February 2, 2013 regarding the securities that have been authorized for issuance under the Company's Amended and Restated Stock Option Plan, 2005 Incentive Award Plan and Employee Stock Purchase Plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise prices of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by stockholders:	218,677 (1)	$7.34 (2)	769,704 (3)
Equity compensation plans not approved by stockholders:	--	N/A	--
Total	218,677	$7.34	769,704

(1) Represents (i) 21,177 shares of common stock issuable with respect to outstanding stock options granted under the Company's Amended and Restated Stock Option Plan and (ii) 197,500 shares of common stock that are issuable under the Company's 2005 Incentive Award Plan relating to performance based restricted stock awards made with respect to the 2013 fiscal year.

(2) Represents the exercise price of the options issued under the Amended and Restated Stock Option Plan.

(3) Includes (i) 596,842 shares of common stock available for future issuance under the Company's 2005 Incentive Award Plan and (ii) 172,862 shares of common stock available for future issuance under the Company's Employee Stock Purchase Plan. The Company's Amended and Restated Stock Option Plan has been terminated, and no shares of common stock are available for future issuance thereunder.

Additional information under the heading "Beneficial Ownership of Common Stock" included in the Proxy Statement of the Company for the Annual Meeting of Stockholders to be held May 28, 2013 is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The sections under the headings "Corporate Governance and Board Matters" and "Transactions with Related Persons" included in the Proxy Statement of the Company for the Annual Meeting of Stockholders to be held May 28, 2013 are incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The section under the heading "Proposal 3 – Ratification of Appointment of Independent Registered Public Accounting Firm" titled "Fees and Services" and the section under the heading "Transactions with Related Persons" included in the Proxy Statement of the Company for the Annual Meeting of Stockholders to be held May 28, 2013 are incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The Financial Statements filed as part of this report are listed and indexed on page 24. Schedules have been omitted because they are not applicable, or the required information has been included elsewhere in this report.

(b) Listed below are all exhibits filed as part of this report.

Exhibit Number

3.1(a) - Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to Registration Statement on Form S-1, File No. 33-52256, originally filed September 21, 1992 (the "S-1 Registration Statement")).

3.1(b) - Certificate Regarding Amendment of the Certificate of Incorporation of Books-A-Million, Inc. (incorporated by reference to Exhibit 3.1(b) to Quarterly Report on form 10-Q for the quarterly period ended July 28, 2012, File No. 0-20664, filed on September 6, 2012).

3.2 - Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 to Form 8-K dated August 20, 2009).

4.1 - See Exhibits 3.1(a) and (b) and 3.2 hereto incorporated herein.

10.1 - Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 10.2 to Annual Report on Form 10-K for the fiscal year ended January 30, 1999, File No. 0-20664, filed on April 30, 1999).*

10.2 - Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.7 to the S-1 Registration Statement).*

10.3 - Amendment to Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.6 to Annual Report on Form 10-K for the fiscal year ended January 29, 1994, File No. 0-20664, filed on April 29, 1994).*

10.4 - 1999 Amended and Restated Employee Stock Purchase Plan , as amended May 20, 2010 (incorporated by reference to Exhibit 10.1 on Form 8-K, dated May 26, 2010).*

10.5 - 401(k) Plan adopted September 15, 2003, with SunTrust Bank as Trustee (incorporated by reference to Exhibit 10.6 to Annual Report on Form 10-K for the fiscal year ended January 31, 2004, File No. 0-20664, filed April 27, 2004).*

10.6 - Executive Incentive Plan (incorporated by reference to Exhibit 10.8 to Annual Report on Form 10-K for the fiscal year ended January 28, 1995, File No. 0-20664, filed April 28, 1995).*

10.7 - Credit Agreement dated as of March 21, 2011, among Books-A-Million, Inc., as Lead Borrower, the other borrowers party hereto, the guarantors party hereto from time to time, the lenders party hereto, Bank of America, N.A., as Administrative Agent, Wells Fargo Bank, N.A., as Syndication Agent, Regions Bank, as Documentation Agent, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Sole Lead Arranger and Sole Bookrunner (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K dated March 21, 2011).

10.8 - Security Agreement dated as of March 21, 2011, among Books-A-Million, Inc., certain other subsidiaries of Books-A-Million, Inc. identified herein and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K dated March 21, 2011).

10.9 - Form of Change in Control Agreement, entered into by and between Books-A-Million, Inc. and each of Clyde B. Anderson, Terrance G. Finley and James F. Turner on March 22, 2011 (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K dated March 21, 2011).*

10.10 - 2005 Incentive Award Plan, as amended on May 20, 2010 (incorporated by reference to Exhibit 10.1 on Form 8-K, dated May 26, 2010).*

10.11 - Executives' Deferred Compensation Plan (incorporated by reference to Exhibit 10.3 on Form 8-K, File No. 0-20664, filed August 22, 2005).*

10.12 - Directors' Deferred Compensation Plan (incorporated by reference to Exhibit 10.2 on Form 8-K, File No. 0-20664, filed August 22, 2005).*

10.13 - Form of Restricted Stock Agreement (Career Based Shares) for restricted stock issued under the 2005 Incentive Award Plan of the Company (incorporated by reference to Exhibit 10.30 to Annual Report on Form 10-K for fiscal year ended February 2, 2008).*

10.14 - Form of Restricted Stock Agreement (Performance Based Shares) for restricted stock issued under the 2005 Incentive Award Plan of the Company (incorporated by reference to Exhibit 10.31 to Annual Report on Form 10-K for fiscal year ended February 2, 2008) .*

10.15 - Amended and Restated Bond Purchase, Transfer and Payment Agreement, dated as of June 30, 2011, between American Wholesale Book Company, Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.1 of Current Report on Form 8-K dated June 30, 2011)

10.16 - Continuing Guaranty, dated as of June 30, 2011, delivered to Wells Fargo Bank, National Association by Books-A-Million, Inc., Booksamillioninc.com, Inc., and BAM Card Services, LLC (incorporated by reference to Exhibit 10.2 of Current Report on Form 8-K dated June 30, 2011)

10.17 - Supply Agreement dated October 27, 2010 between MSolutions, LLC and the Company (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q for fiscal quarter ended October 30, 2010). (Certain portions of this Exhibit have been omitted pursuant to a request for confidential treatment. The non-public information has been filed separately with the SEC pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.)

21 - Subsidiaries of the Registrant.

23.1 - Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2 - Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.

31.1	-	Certification of Terrance G. Finley, Chief Executive Officer and President of Books-A-Million, Inc., pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, filed under Exhibit 31 of Item 601 of Regulation S-K.
31.2	-	Certification of R. Todd Noden, Chief Financial Officer of Books-A-Million, Inc., pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, filed under Exhibit 31 of Item 601 of Regulation S-K.
32.1	-	Certification of Terrance G. Finley, Chief Executive Officer and President of Books-A-Million, Inc., pursuant to 18 U.S.C. Section 1350, filed under Exhibit 32 of Item 601 of Regulation S-K.
32.2	-	Certification of R. Todd Noden, Chief Financial Officer of Books-A-Million, Inc., pursuant to 18 U.S.C. Section 1350, filed under Exhibit 32 of Item 601 of Regulation S-K.
101.INS**	-	XBRL Instance Document
101.SCH**	-	XBRL Taxonomy Extension Schema Document
101.CAL**	-	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	-	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	-	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	-	XBRL Taxonomy Extension Presentation Linkbase Document
*	-	Indicates a management contract or compensatory plan or arrangement.
**	-	Submitted electronically herewith. Pursuant to Rule 406T of Regulation S-T, the interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement of prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not files for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(c) See Item 15(a).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOOKS-A-MILLION, INC.

by: /s/ Terrance G. Finley
Terrance G. Finley
Chief Executive Officer and President
Date: April 19, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

/s/ Terrance G. Finley
Terrance G. Finley
Chief Executive Officer and President (Principal Executive Officer)
Date: April 19, 2013

/s/ R. Todd Noden
R. Todd Noden
Chief Financial Officer (Principal Financial and Accounting Officer)
Date: April 19, 2013

Directors:

/s/ Clyde B. Anderson
Clyde B. Anderson
Date: April 19, 2013

/s/ Ronald G. Bruno
Ronald G. Bruno
Date: April 19, 2013

/s/ J. Barry Mason
J. Barry Mason
Date: April 19, 2013

/s/ Terry C. Anderson
Terry C. Anderson
Date: April 19, 2013

/s/ Albert C. Johnson
Albert C. Johnson
Date: April 19, 2013

/s/ William H. Rogers, Jr.
William H. Rogers, Jr.
Date: April 19, 2013

(THIS PAGE INTENTIONALLY LEFT BLANK)

BOOKS•A•MILLION

May 9, 2013

Dear Stockholder:

You are cordially invited to attend the 2013 Annual Meeting of Stockholders of Books-A-Million, Inc., which will be held at 10:00 a.m., Central Time, on May 28, 2013, at our corporate office annex located at 121 West Park Drive, Birmingham, Alabama 35211. Formal notice of the annual meeting, a proxy statement, and a proxy card accompany this letter. Also enclosed is our Annual Report to Stockholders for fiscal 2013.

The principal business of the meeting will be to (i) elect a class of directors to serve a three-year term expiring in 2016; (ii) approve on an advisory basis the compensation of our named executive officers; (iii) ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal year 2014; and (iv) transact such other business as may properly come before the meeting. During the meeting, we will also review the results of the past fiscal year.

Your vote is important. Regardless of whether you plan to attend the meeting, we hope you will vote as soon as possible. You may vote over the Internet, by telephone, or by mailing the enclosed proxy card in the postage-prepaid envelope provided so that your shares will be voted at the meeting. If you decide to attend the meeting, you may, of course, revoke your proxy and personally cast your votes. Please review the instructions on each of your voting options described in the proxy statement.

We look forward to seeing you at the meeting.

Sincerely yours,



Terrance G. Finley
Chief Executive Officer and President

BOOKS-A-MILLION, INC.
402 INDUSTRIAL LANE
BIRMINGHAM, ALABAMA 35211

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

You are cordially invited to attend the 2013 Annual Meeting of Stockholders of Books-A-Million, Inc. (the "Company"), which will be held at 10:00 a.m., Central Time, on May 28, 2013, at our corporate office annex located at 121 West Park Drive, Birmingham, Alabama 35211. Directions to attend the meeting where you may vote in person can be found on our website: www.booksamillioninc.com. The meeting is called for the following purposes:

(1) To elect a class of directors for a three-year term expiring in 2016;

(2) To approve on an advisory basis the compensation of our named executive officers;

(3) To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal year 2014; and

(4) To transact such other business as may properly come before the meeting.

The above matters are described in detail in the proxy statement. Regardless of whether you plan to attend the meeting, you are urged, after reading the proxy statement, to vote your shares by proxy using one of the following methods: (a) vote by telephone or via the Internet using the instructions on your proxy card or (b) complete, sign, date, and return your proxy card in the postage-paid envelope provided. If you attend the meeting, you may revoke your proxy and vote your shares personally if you desire.

The Board of Directors has fixed the close of business on April 5, 2013, as the record date for the purpose of determining the stockholders who are entitled to notice of and to vote at the meeting and any adjournment or postponement thereof.

By Order of the Board of Directors,



Clyde B. Anderson
Executive Chairman of the Board of Directors

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be held on May 28, 2013: The Company's Proxy Statement and Annual Report are available at http://www.booksamillioninc.com/report.

PROXY STATEMENT

TABLE OF CONTENTS

BOOKS-A-MILLION, INC.
402 INDUSTRIAL LANE
BIRMINGHAM, ALABAMA 35211

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS TO BE HELD MAY 28, 2013

INFORMATION ABOUT THE ANNUAL MEETING

This Proxy Statement is furnished by and on behalf of the Board of Directors of Books-A-Million, Inc. (the "Company") in connection with the solicitation of proxies for use at the Annual Meeting of Stockholders of the Company to be held at 10:00 a.m., Central Time, on May 28, 2013, at our corporate office annex located at 121 West Park Drive, Birmingham, Alabama 35211, and at any adjournments or postponements thereof (the "Annual Meeting"). This Proxy Statement and the enclosed proxy card will be first mailed on or about May 10, 2013 to the Company's stockholders of record on the close of business on April 5, 2013.

SHARES ENTITLED TO VOTE

You can vote either in person at the Annual Meeting or by proxy without attending the Annual Meeting. The shares of common stock, $.01 par value per share (the "Common Stock"), of the Company represented at the Annual Meeting by a properly executed proxy will be voted as you direct. If you sign your proxy card but do not give voting instructions, the shares represented by that proxy will be voted as recommended by the Board. The Board recommends a vote **FOR** the election as director of the nominee listed in this Proxy Statement, **FOR** the advisory approval of the compensation of our named executive officers and **FOR** the ratification of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal year 2014.

To vote by proxy, you must do one of the following:

- Vote by Telephone. You can vote your shares by telephone by calling the toll-free number listed on the enclosed proxy card on a touch-tone telephone 24 hours a day through 12:00 p.m., Central Time, on May 27, 2013. Easy-to-follow voice prompts enable you to vote your shares and confirm that your instructions have been properly recorded. If you are a beneficial owner, or you hold your shares in "street name," please check your voting instruction card or contact your bank, broker, or nominee to determine whether you will be able to vote by telephone.

- Vote by Internet. You can also vote via the Internet through 12:00 p.m., Central Time, on May 27, 2013 by following the instructions on the enclosed proxy card. The website address for Internet voting is indicated on the enclosed proxy card. Internet voting is available 24 hours a day. If you are a beneficial owner, or you hold your shares in "street name," please check your voting instruction card or contact your bank, broker, or nominee to determine whether you will be able to vote by Internet.

- Vote by Mail. If you choose to vote by mail, complete, sign, date, and return your proxy card in the postage-paid envelope provided. Please promptly mail your proxy card to ensure that it is received prior to the Annual Meeting.

If you want to vote in person at the Annual Meeting, and you hold your Common Stock in street name (that is, through a bank or broker), you must obtain a proxy from your bank or broker and bring that proxy to the Annual Meeting.

Voting by proxy will not affect a stockholder's right to attend and to vote in person at the Annual Meeting. A proxy may be revoked by a stockholder any time before it is voted by (i) filing with the Secretary of the Company either a written revocation or an executed proxy bearing a later date, (ii) a later vote via the Internet or by telephone, or (iii) attending and voting in person at the Annual Meeting.

Only holders of record of Common Stock as of the close of business on April 5, 2013 (the "Record Date") will be entitled to vote at the Annual Meeting. As of the close of business on the Record Date, there were 15,511,747 shares of Common Stock outstanding. Holders of shares authorized to vote are entitled to cast one vote per share on all matters. The holders of a majority of the shares entitled to vote must be present or represented by proxy at the Annual Meeting to constitute a quorum.

Under Delaware law and the Company's Amended and Restated Bylaws, directors are elected by the affirmative vote, in person, or by proxy, of a plurality of the shares entitled to vote in the election at a meeting at which a quorum is present. Only votes actually cast will be counted for the purpose of determining whether a particular nominee received more votes than the persons, if any, nominated for the same seat on the Board of Directors. Proposal 2 is a non-binding advisory vote regarding executive compensation, although the Company's Board of Directors will take into account the outcome of the vote when considering future executive compensation arrangements. Proposal 2 requires for adoption the affirmative vote of the holders of a majority of shares of Common Stock present in person or represented by proxy and entitled to vote on the proposal at the Annual Meeting. The ratification of the appointment of the Company's independent registered public accounting firm (Proposal 3) requires for adoption the affirmative vote of the holders of a majority of shares of Common Stock present in person or represented by proxy and entitled to vote on the proposal at the Annual Meeting.

Abstentions, votes withheld and, unless a broker's authority to vote on a particular matter is limited, shares held in street name that are not voted, are counted in determining the votes present at a meeting and entitled to vote, such as for quorum purposes. Abstentions will be counted as present for purposes of determining the existence of a quorum but will be counted as not voting on any proposal brought before the Annual Meeting. Since the election of directors (Proposal 1) is determined by a plurality of the votes cast at the Annual Meeting, abstentions will not affect the outcome of this matter. An abstention as to the advisory vote on executive compensation (Proposal 2) and as to the ratification of the appointment of the independent registered public accounting firm (Proposal 3) will have the same effect as voting against the proposal.

A share that is held in street name that is not voted because the broker's authority to vote on that matter is limited and the broker did not receive direction on how to vote the share on that matter from the beneficial owner (a "broker non-vote") is not considered entitled to vote and is thus not calculated as a vote cast at a meeting (either for or against the proposal). Accordingly, broker non-votes, if any, will not have an effect on the approval of Proposals 1 or 2. Your broker will continue to have discretion to vote uninstructed shares on the ratification of the appointment of the independent registered public accounting firm (Proposal 3).

If any other matters are properly presented at the Annual Meeting for consideration, the persons named as proxies in the enclosed proxy card will have discretion to vote on those matters for you in a manner deemed by the proxy representatives named therein to be in the best interests of the Company and its stockholders. On the date we filed this Proxy Statement with the Securities and Exchange Commission, the Board did not know of any other matter to be raised at the Annual Meeting.

PROPOSAL 1 –DIRECTOR ELECTION

The Board of Directors of the Company is divided into three classes of directors serving staggered terms of office. Upon the expiration of the term of office of a class of directors, the nominees for that class are elected for a term of three years to serve until the election and qualification of their successors. The current terms of J. Barry Mason and William H. Rogers, Jr. expire at the Annual Meeting. Dr. Mason, who is 72, is not permitted to stand for re-election to the Board of Directors because the Company's Guidelines on Significant Governance Issues prohibit directors from standing for re-election after the term in which such director reaches the age of 70 is completed. As a result of Dr. Mason not standing for re-election, the Board of Directors previously approved, on April 2, 2013, in accordance with the Company's Amended and Restated Bylaws, the reduction of the number of directors on the Board of Directors from six to five, with only one director in the class of directors to be elected at the Annual Meeting. Since that time, Mr. Rogers has notified the Company that he will also end his service as a member of the Board of Directors as of the conclusion of his term at the Annual Meeting and, therefore, will not stand for re-election to the Board of Directors. The Board of Directors has nominated Edward W. Wilhelm for election to the Board of Directors, to serve until the 2016 annual meeting of stockholders and until his successor is duly elected and qualified. Additional information about Mr. Wilhelm is set forth below. Mr. Wilhelm will be the only nominee in the class of directors standing for election this year.

All shares represented by properly executed proxies received in response to this solicitation will be voted in the director election as specified therein by the stockholders. Unless otherwise specified in the proxy, it is the intention of the persons named on the enclosed proxy card to vote FOR the election of Mr. Wilhelm to the Board of Directors. Mr. Wilhelm has consented to serve as a director of the Company if elected. If at the time of the Annual Meeting, Mr. Wilhelm is unable or declines to serve as a director, the discretionary authority provided in the enclosed proxy card will be exercised to vote for a substitute candidate designated by the Board of Directors. The Board of Directors has no reason to believe that Mr. Wilhelm will be unable or will decline to serve as a director.

Set forth below is certain information furnished to the Company by Mr. Wilhelm and by each of the incumbent directors whose terms will continue following the Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE ELECTION AS DIRECTOR OF THE NOMINEE NAMED ABOVE.

NOMINEE FOR ELECTION – TERM TO EXPIRE IN 2016

EDWARD W. WILHELM
Age: 54

Edward W. Wilhelm is currently Executive Vice President, Chief Financial Officer of The Finish Line, Inc., a specialty retailer of athletic shoes, apparel and accessories, serving in such capacity since March 2009. Previously, Mr. Wilhelm served as Executive Vice President and Chief Financial Officer of Borders Group, Inc. from 2000 to 2009. From 1997 to 2000, Mr. Wilhelm was Vice President of Planning, Reporting, and Treasury for Borders Group, Inc. and served as Vice President of Finance from 1994 through 1997. Mr. Wilhelm is a Certified Public Accountant. Mr. Wilhelm has been determined to be independent by the Board as defined by the listing standards of the NASDAQ Stock Market, LLC ("NASDAQ").

The Company believes that Mr. Wilhelm's qualifications to serve on its Board include his experience from his service in his current position with The Finish Line, Inc., and his service in previous positions with Borders Group, Inc., which gives him a wide range of capital markets and public company experience, particularly with respect to the general retail and book industries.

INCUMBENT DIRECTORS – TERM EXPIRING 2014

TERRY C. ANDERSON
Age: 55

Terry C. Anderson has served as a director of the Company since April 1998. Mr. Anderson serves as the Chairman and Chief Executive Officer of American Promotional Events, Inc., an importer and wholesaler of pyrotechnics, a position he has held since July 1988. Mr. Anderson is the brother of Clyde B. Anderson, the Executive Chairman of the Board of Directors of the Company. Mr. Anderson is not an independent director.

The Company believes that Mr. Anderson's qualifications to serve on its Board include his service as Chairman and Chief Executive Officer of American Promotional Events, Inc., which gives him unique insights into importing retail items for the Company, and his service on the Board of the Company since 1988.

ALBERT C. JOHNSON
Age: 68

Albert C. Johnson has served as a director of the Company since August 2005. Mr. Johnson is an independent financial consultant and a retired CPA. He retired from Arthur Andersen LLP in 1994 after a 30-year career. Mr. Johnson most recently served as Senior Vice President and Chief Financial Officer of Dunn Investment Company from 1994 to 1998. Mr. Johnson has served as a director of Hibbett Sports, Inc., a sporting goods retailer, since March 2008. He also served as a director of Regions Morgan Keegan Mutual Funds from 2005 through 2009. Mr. Johnson has been determined to be independent by the Board as defined by NASDAQ listing standards.

The Company believes that Mr. Johnson's qualifications to serve on its Board include his service as an audit partner with Arthur Andersen, LLP, a former national public accounting firm, including over 30 years of public accounting experience, which provides him with financial expertise that is important to the Company for his service as Chairman of the Audit Committee, and his service on the Board since 2005.

INCUMBENT DIRECTORS – TERM EXPIRING 2015

CLYDE B. ANDERSON
Age: 52

Clyde B. Anderson has served as the Executive Chairman of the Board of Directors of the Company since March 2012. Mr. Anderson served as Chairman and Chief Executive Officer of the Company from May 2009 to March 2012, when Mr. Terrance G. Finley was elected to the position of Chief Executive Officer of the Company. On August 20, 2009, Mr. Anderson was re-elected to the position of President, which position he held until August 23, 2011 when Mr. Finley was promoted to the position of President and Chief Operating Officer of the Company. He served as the Executive Chairman of the Board of Directors from February 2004 to March 2009. He has served as a director of the Company since August 1987. Mr. Anderson has served as the Chairman of the Board of Directors since January 2000 and also served as the Chief Executive Officer of the Company from July 1992 until February 2004. Mr. Anderson also served as the President of the Company from November 1987 to August 1999. From November 1987 to March 1994, Mr. Anderson served as the Company's Chief Operating Officer. Mr. Anderson served on the board of directors of Hibbett Sports, Inc., a sporting goods retailer, from 1987 to June 2008. Mr. Anderson is the brother of Terry C. Anderson, a member of the Company's Board of Directors. Mr. Anderson is not an independent director.

The Company believes that Mr. Anderson's qualifications to serve on its Board include his 28 years of experience in the retail bookstore industry, including 25 years in the leadership roles of President, Chief Executive Officer, or Executive Chairman of the Company.

RONALD G. BRUNO
Age: 61

Ronald G. Bruno has served as the President of Bruno Capital Management Corporation, an investment company, since September 1995 and as the Chairman of Bruno Event Team, LLC, a sports marketing firm, since 1996. He has served as a director of the Company since September 1992. Formerly, Mr. Bruno served as the Chairman and Chief Executive Officer of Bruno's Supermarkets, Inc., a supermarket retailing chain. He also served on the board of directors for Russell Corporation from 1992 to 2006. Mr. Bruno has been determined to be independent by the Board as defined by the listing standards of NASDAQ.

The Company believes that Mr. Bruno's qualifications to serve on its Board include Mr. Bruno's experience from his prior service as the Chairman and Chief Executive Officer of Bruno's Supermarkets, Inc., a publicly traded retail grocery store, his prior service on the public company boards of directors of SouthTrust Bank, N.A. and Russell Corporation, and his service on the Company's Board since 1992.

CORPORATE GOVERNANCE AND BOARD MATTERS

Meetings and Attendance. The Company's Board of Directors held five meetings during the Company's fiscal year ended February 2, 2013 ("fiscal 2013"). The Board has an Audit Committee, and until April 2, 2013, on which date the Company elected controlled company status, the Board had a Compensation Committee and a Nominating and Corporate Governance Committee. During fiscal 2013, each director attended at least 50% of the meetings of the Board and the committees of the Board on which he or she served. Directors are encouraged to attend annual meetings of Books-A-Million stockholders. All of the Company's six directors were present at the last annual meeting of stockholders.

Controlled Company Status. Under the listing standards of NASDAQ, we are deemed a controlled company by virtue of the fact that Clyde B. Anderson, the Executive Chairman of our Board of Directors, along with certain of Mr. Anderson's family members and certain trusts of which he or a family member acts as trustee or co-trustee, have voting power with respect to more than fifty percent of our outstanding voting stock. As of April 2, 2013, we have elected to take advantage of certain of the corporate governance exemptions available to controlled companies. A controlled company is not required to have a majority of its Board of Directors comprised of independent directors. Director nominees are not required to be selected or recommended for the Board's consideration by a majority of independent directors or a nominating committee comprised solely of independent directors, nor do the NASDAQ listing standards require a controlled company to certify adoption of a formal written charter or Board resolution, as applicable, addressing the nominations process. A controlled company is also exempt from NASDAQ requirements regarding the determination of officer compensation by a majority of independent directors or a compensation committee comprised solely of independent directors of the Board. However, a controlled company is required to have an audit committee composed of at least three directors, who are independent as defined under the rules of both the Securities and Exchange Commission and NASDAQ. NASDAQ further requires that all members of the audit committee have the ability to read and understand financial statements and that at least one member of the audit committee possesses financial sophistication. The independent directors must also meet at least twice a year in meetings at which only they are present.

Board Independence. The Board of Directors currently has six members, four of whom have been determined to be independent within the meaning of the NASDAQ listing standards. Upon the conclusion of the Annual Meeting and assuming the election of Mr. Wilhelm as a director at the Annual Meeting, the Board will be comprised of five members, three of whom have been determined to be independent, representing a majority of the Board (even though not required based on our controlled company status).

During the Board of Directors' determination of the independence of directors for fiscal year 2013, the Board of Directors specifically considered relationships between the Company and its affiliates and each director and his immediate family and affiliated entities. The Board of Directors specifically considered the commercial lending/banking and 401(k) Plan relationship of SunTrust Banks, Inc. ("SunTrust"), of which Mr. Rogers serves as Chairman and Chief Executive Officer. Total payments from the Company to SunTrust under these arrangements on a combined basis have been less than 1% of annual revenues of SunTrust in each of the past three annual periods. The Board also specifically considered the lease payments under a real estate sublease made by Hibbett Sports, Inc. ("Hibbett"), of which Mr. Johnson serves as a director. Total payments to the Company from Hibbett under the lease have been less than 1% of annual revenues of the Company in each of the past three annual periods. Based on this review, the Board concluded that these relationships do not interfere with Mr. Rogers' or Mr. Johnson's independent judgment in carrying out the responsibilities of a director.

Board Leadership Structure. The Board does not have a policy requiring the separation or combination of the CEO and Chairman roles. From 2004 to 2009, the Company had separate individuals serving as Chairman of the Board and as Chief Executive Officer. During this period, Mr. Clyde Anderson, who served as Chief Executive Officer of the Company from 1992 through 2004, continued in an active leadership role of the Company serving as its Executive Chairman. Upon the resignation of Sandra B. Cochran as President and Chief Executive Officer of the Company in March 2009, the Board of Directors reappointed Mr. Anderson to the role of Chief Executive Officer, believing that his more than 28 years of service to the Company, vast industry experience, and close relationship with the Company's management team uniquely qualified him for the role. The Board believed that combining the roles of Chairman and Chief Executive Officer during the period following Ms. Cochran's resignation from March 2009 to March 2012 was in the best interests of the Company. On March 13, 2012, the Board approved the promotion of Terrance G. Finley to the office of Chief Executive Officer, thereby separating the roles of the Chairman and Chief Executive Officer. Mr. Anderson continues to serve as Executive Chairman. The Board has determined that this current structure is the most appropriate and effective Board leadership structure for the Company at this time based upon a number of factors, including the experience of the applicable individuals, the current business environment, the specific needs of the business, and what is in the best interests of the Company's stockholders. However, the Board may reconsider the Company's leadership structure from time to time in the future based on considerations at that time.

Although the Board of Directors has not designated a lead independent director, the independent directors of the Company meet in executive session at least twice during each fiscal year, and a chairman of those executive sessions is elected by the independent directors at each of those executive sessions. In addition, the Chairman of the Audit Committee serves as the director to whom correspondence may be directed on behalf of the Board as described in "Communications with Directors" on page 9.

Board's Role in Risk Oversight. The Board has an active role, as a whole and also at the committee level, in overseeing management of the Company's risks. The Board regularly reviews information regarding the Company's Enterprise Risk Assessment through reports from the Audit Committee. The Internal Audit Department of the Company works with the Management Executive Committee to perform an overall enterprise risk assessment on an annual basis and provides its enterprise risk assessment report to the Audit Committee. The Enterprise Risk Assessment is used by the Audit Committee and the Internal Audit Department to develop audit plans on an annual basis to safeguard against identified risks. The Audit Committee also specifically oversees and manages financial risks (including risks required to be monitored under the Sarbanes-Oxley Act). The Board voted to dissolve the Compensation Committee on April 2, 2013 in connection with the Company's controlled company election, but, prior to its dissolution, the Company's Compensation Committee was responsible for overseeing the management of risks relating to the Company's compensation plans and arrangements. Oversight of these risks is now the responsibility of the full Board of Directors. The Board voted to dissolve the Nominating and Corporate Governance Committee on April 2, 2013 in connection with the Company's controlled company election, but, prior to its dissolution, the Nominating and Corporate Governance Committee oversaw and managed risks associated with the independence of the Board of Directors and potential conflicts of interest for directors and employees. Oversight of these risks is now the responsibility of the full Board of Directors. While each committee is or was, as the case may be, responsible for evaluating certain risks and overseeing the management of such risks, the entire Board of Directors is regularly informed through committee reports about such risks when oversight is delegated to a committee.

Committees of the Board of Directors. The Audit Committee currently consists of Messrs. Albert C. Johnson, Chairman of the Committee, J. Barry Mason, and William H. Rogers, Jr. The responsibilities of the Audit Committee include, in addition to such other duties as the Board may specify, appointing the Company's independent auditors, reviewing with the independent auditors the scope and results of the audit engagement, reviewing and approving related party activity, reviewing the Company's financial policies and internal control procedures, and reviewing and approving the performance of all non-audit services by the Company's auditors. The Audit Committee held four meetings in fiscal 2013.

The Board of Directors has determined that all of the current members of the Audit Committee are independent directors, as defined by the Company's Audit Committee Charter, NASDAQ listing standards, and Securities and Exchange Commission rules. The Audit Committee acts under a written charter first adopted in 1992 and last reviewed, revised, and approved on April 2, 2013. The Audit Committee Charter is available free of charge on the Company's website at www.booksamillioninc.com. The Board of Directors has determined that Mr. Albert C. Johnson is qualified as an audit committee financial expert under Securities and Exchange Commission rules. Mr. Johnson's business experience and description of positions are summarized in the section "Incumbent Directors - Term Expiring 2014" on page 4 of this Proxy Statement. It is anticipated that, upon the conclusion of the Annual Meeting, the Board will appoint Ronald G. Bruno and, assuming his election as a director at the Annual Meeting, Edward W. Wilhelm to serve as members of the Audit Committee to fill the vacancies created by the departures of Dr. Mason and Mr. Rogers.

Prior to its dissolution on April 2, 2013, the Compensation Committee consisted of Messrs. William H. Rogers, Jr., Chairman of the Committee, J. Barry Mason, and Ronald G. Bruno. The responsibilities of the Compensation Committee included establishing salaries, bonuses, and other compensation for the Company's executive officers, and administering the Employee Stock Purchase Plan, the 2005 Incentive Award Plan, the Executive Deferred Compensation Plan, and the Director's Deferred Compensation Plan. As of April 2, 2013, the full Board assumed all responsibilities of the Compensation Committee, and decisions regarding executive officer and director compensation will now be made by the full Board, with each of the directors serving on the Board participating in such decisions, except that any employee director will not be involved in the discussion or determination of his own compensation. The Compensation Committee held three meetings in fiscal 2013.

Prior to its dissolution on April 2, 2013, the Nominating and Corporate Governance Committee consisted of Messrs. Ronald G. Bruno, Chairman of the Committee, J. Barry Mason, and William H. Rogers, Jr. The responsibilities of the Nominating and Corporate Governance Committee included developing and reviewing background information for candidates for the Board of Directors, and making recommendations to the Board regarding such candidates. The Nominating and Corporate Governance Committee also had the responsibility to review the corporate governance of the Company and recommend changes to the Board, and to review and evaluate the performance of each director on the Company's Board of Directors. As of April 2, 2013, the full Board assumed all responsibilities of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee held two meetings in fiscal 2013.

Identifying and Evaluating Nominees for Directors. The Board utilizes a variety of methods for identifying and evaluating director nominees. The Board regularly assesses the appropriate size of the Board and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Board considers various potential candidates for director. Candidates may come to the attention of the Board through current Board members, professional search firms, stockholders, or other persons. These candidates are evaluated at regular or special meetings of the Board and may be considered at any point during the year.

The Board of Directors believes that it is necessary for each of the Company's directors to possess many qualities and skills. When searching for new candidates, the Board considers the evolving needs of the Board and searches for candidates that fill any current or anticipated future gap. The Board also believes that all directors must possess a considerable amount of business management and educational experience. The Board first considers a candidate's management experience and then considers issues of judgment, background, stature, conflicts of interest, integrity, ethics, and commitment to the goal of maximizing stockholder value when considering director candidates. The Board also focuses on issues of diversity, such as diversity of gender, race and national origin, education, professional experience, and differences in viewpoints and skills. The Board does not have a formal policy with respect to diversity; however, the Board believes that it is essential that the Board members represent diverse viewpoints. In considering candidates for the Board, the Board considers the entirety of each candidate's credentials in the context of these standards. With respect to the nomination of continuing directors for re-election, the individual's contributions to the Board are also considered. Certain individual qualifications and skills of our directors that contribute to the Board's effectiveness as a whole are described in the individual biographies of each director under the heading "PROPOSAL 1 –DIRECTOR ELECTION" beginning on page 3.

Director Nominees Proposed by Stockholders. The Board will consider suggestions from stockholders for nominees for election as directors. The Amended and Restated Bylaws of the Company provide that any stockholder entitled to vote on the election of directors at a meeting called for such purpose may nominate persons for election to the Board by following the procedures set forth in the section of the Amended and Restated Bylaws titled "Notice of Stockholder Nominees." Stockholders who wish to submit a proposed nominee to the Company should send written notice to Ms. Tyler B. Novak, Secretary of the Board of Directors and General Counsel, Books-A-Million, Inc., 402 Industrial Lane, Birmingham, Alabama 35211.

Such notice should set forth all information relating to such nominee as is required to be disclosed in solicitations of proxies for elections of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, including such person's written consent to being named in the proxy statement as a nominee and to serve as a director if elected, the name and address of such stockholder or beneficial owner on whose behalf the proposed nomination is being made, and the class and number of shares of the Company owned beneficially and of record by such stockholder or beneficial owner. The Board will consider nominees suggested by stockholders on the same terms as nominees provided by search firms or other parties. The Board seeks to achieve a balance of knowledge, experience, and capability on the Board and believes that nominees for election to the Board must possess certain minimum qualifications and attributes. The nominee: (1) must exhibit strong personal integrity, character and ethics, and a commitment to ethical business and accounting practices, (2) must not be involved in on-going litigation with the Company or be employed by an entity which is engaged in such litigation, and (3) must not be the subject of any on-going criminal investigations, including investigations for fraud or financial misconduct.

Communication with Directors. Individuals may communicate with the Board by submitting the communication to the Company's executive offices at 402 Industrial Lane, Birmingham, Alabama 35211. The communication should be directed to: Internal Auditor. The Company's Internal Auditor reports directly to the Audit Committee of the Board of Directors and will immediately communicate the information to the Chairman of the Audit Committee and the Audit Committee and / or all members of the Board.

Code of Business Conduct and Ethics. The Company has adopted a Code of Business Conduct and Ethics for all directors, officers (including the Company's principal executive officer, principal financial officer, and controller), and employees. The Company's Code of Business Conduct and Ethics is available free of charge on the Company's website at www.booksamillioninc.com. The Company intends to make available on the Company's website any amendments to or waivers from the Company's Code of Business Conduct and Ethics within four business days of such amendment or waiver. Stockholders may also request a free copy of the Code of Business Conduct and Ethics by writing to the attention of Investor Relations at the Company's executive offices at 402 Industrial Lane, Birmingham, Alabama 35211.

REPORT OF THE AUDIT COMMITTEE

The members of the Audit Committee are Messrs. Albert C. Johnson (Chairman), J. Barry Mason, and William H. Rogers, Jr. The Board has determined that Mr. Johnson is an audit committee financial expert as defined by the Securities and Exchange Commission.

The primary function of the Audit Committee is to provide advice with respect to the Company's financial matters and to assist the Board of Directors in fulfilling its oversight responsibilities regarding (i) the quality and integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the qualifications and independence of the independent registered public accounting firm serving as auditors of the Company, and (iv) the performance of the Company's internal audit function and the independent registered public accounting firm.

Management is responsible for the Company's internal controls and the financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with U.S. generally accepted auditing standards and issuing a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes. It is not the duty of the Audit Committee to conduct auditing or accounting review procedures.

The Audit Committee held four meetings during fiscal 2013, including regular meetings in conjunction with the close of each fiscal quarter during which the Audit Committee reviewed and discussed the Company's financial statements with management and Ernst & Young LLP, its independent registered public accounting firm for the fiscal year ended February 2, 2013 and Grant Thornton LLP, its independent registered public accounting firm for the fiscal year ended January 28, 2012.

The Audit Committee has reviewed and discussed the audited financial statements of the Company for the fiscal year ended February 2, 2013 with the Company's management, and management represented to the Audit Committee that the Company's financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. The Audit Committee has discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The Audit Committee has received the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and the Audit Committee has discussed with Ernst & Young LLP its independence from the Company. It considered the non-audit services provided by Ernst & Young LLP and determined that the services provided are compatible with maintaining Ernst & Young LLP's independence. The Audit Committee approved all services provided by Ernst & Young LLP for the fiscal year ended February 2, 2013. The total fees paid to Ernst & Young LLP for the fiscal year 2013 are described on page 28 under "Fees and Services."

Based on the Audit Committee's discussions with management and the independent registered public accounting firm, and the Audit Committee's review of the audited financial statements and the written disclosures and letter from the independent registered public accounting firm to the Audit Committee, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2013 for filing with the Securities and Exchange Commission.

By the Audit Committee of the Board of Directors:

Albert C. Johnson, Chairman
J. Barry Mason
William H. Rogers, Jr.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information concerning the beneficial ownership of Common Stock of the Company of (i) those persons known by management of the Company to own beneficially more than 5% of the Company's outstanding Common Stock, (ii) the directors of the Company, (iii) the executive officers named in the Summary Compensation Table on page 19 and (iv) all current directors and executive officers as a group. Such information is provided as of April 5, 2013. The outstanding Common Stock of the Company on April 5, 2013 was 15,511,747 shares. According to rules adopted by the Securities and Exchange Commission, a person is the "beneficial owner" of securities if he or she has or shares the power to vote them or to direct their investment or has the right to acquire beneficial ownership of such securities within sixty (60) days through the exercise of an option, warrant, right of conversion of a security or otherwise. Except as otherwise noted, the indicated owners have sole voting and investment power with respect to shares beneficially owned. An asterisk in any of the below columns indicates a number amounting to less than 1% percent of the outstanding Common Stock. Unless otherwise indicated, the address for the following stockholders is c/o Books-A-Million, Inc., 402 Industrial Lane, Birmingham, Alabama 35211.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES	REGISTERED SHARES[1]	PERCENTAGE OF OUTSTANDING SHARES
Dimensional Fund Advisors LP[2]	899,442	5.8%	899,442	5.8%
Harsha Gowda[3]	1,039,931	6.7%	1,039,931	6.7%
Anderson BAMM Holdings, LLC[4]	8,577,864[5]	55.3%	1,513,302[6]	9.8%
Charles C. Anderson[7]	8,577,864[5]	55.3%	2,164,076[8]	14.0%
Hilda B. Anderson[9]	8,577,864[5]	55.3%	14,111	*
Joel R. Anderson[10]	8,577,864[5]	55.3%	1,614,874[11]	10.4%
Charles C. Anderson, Jr.[12]	8,577,864[5]	55.3%	273,284	1.8%
Charles C. Anderson, III[13]	8,577,864[5]	55.3%	23,794	*
Terrence C. Anderson[14]	8,577,864[5]	55.3%	391,432[15]	2.5%
Clyde B. Anderson	8,577,864[5]	55.3%	1,958,231[16]	12.6%
Harold M. Anderson[17]	8,577,864[5]	55.3%	377,197	2.4%
Kayrita M. Anderson[18]	8,577,864[5]	55.3%	20,611	*
Hayley Anderson Milam[19]	8,577,864[5]	55.3%	25,380	*
Ashley Ruth Anderson[20][21]	8,577,864[5]	55.3%	84,000	*
The Ashley Anderson Trust[21][22]	8,577,864[5]	55.3%	84,000	*
Irrevocable Trust of Charles C. Anderson, Jr. FBO Lauren Artis Anderson[23]	8,577,864[5]	55.3%	25,380	*
Olivia Barbour Anderson 1995 Trust[24]	8,577,864[5]	55.3%	1,200	*
Alexandra Ruth Anderson Irrevocable Trust[25]	8,577,864[5]	55.3%	1,200	*
First Anderson Grandchildren's Trust FBO Charles C. Anderson, III[26]	8,577,864[5]	55.3%	11,224	*
First Anderson Grandchildren's Trust FBO Hayley E. Anderson[26]	8,577,864[5]	55.3%	11,224	*
First Anderson Grandchildren's Trust FBO Lauren A. Anderson[26]	8,577,864[5]	55.3%	11,224	*
Second Anderson Grandchildren's Trust FBO Alexandra R. Anderson[26]	8,577,864[5]	55.3%	11,224	*
Third Anderson Grandchildren's Trust FBO Taylor C. Anderson[26]	8,577,864[5]	55.3%	11,224	*
Fourth Anderson Grandchildren's Trust FBO Carson C. Anderson[26]	8,577,864[5]	55.3%	11,224	*
Fifth Anderson Grandchildren's Trust FBO Harold M. Anderson[26]	8,577,864[5]	55.3%	11,224	*
Sixth Anderson Grandchildren's Trust FBO Bentley B. Anderson[26]	8,577,864[5]	55.3%	11,224	*
The Charles C. Anderson Family Foundation[27]	8,577,864[5]	55.3%	83,000	*
The Joel R. Anderson Family Foundation[27]	8,577,864[5]	55.3%	83,000	*
The Clyde and Summer Anderson Foundation[27]	8,577,864[5]	55.3%	46,000	*
Terrance G. Finley	285,761[28]	1.8%	285,761[28]	1.8%
Ronald G. Bruno	97,191[29]	*	97,191[29]	*
Albert C. Johnson	25,858[30]	*	25,858[30]	*

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES	REGISTERED SHARES[1]	PERCENTAGE OF OUTSTANDING SHARES
J. Barry Mason	44,191[31]	*	44,191[31]	*
William H. Rogers, Jr.	55,781[32]	*	55,781[32]	*
R. Todd Noden	35,000[33]	*	35,000[33]	*
James F. Turner	116,173[34]	*	116,173[34]	*
All current directors and executive officers as a group (9 persons)[35]	9,237,819	59.6%	2,963,618	19.1%

(1) "Registered Shares" includes only those shares as to which the reporting person claims beneficial ownership, as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), notwithstanding the reporting person's inclusion in the "group" described in footnote (5) below, if applicable.

(2) The business address of Dimensional Fund Advisors LP ("Dimensional") is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746. This information is based solely upon our review of a Schedule 13G/A filed by Dimensional with the Securities and Exchange Commission on February 8, 2013, reporting beneficial ownership as of December 31, 2012. The Schedule 13G/A reports that Dimensional, in its role as an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940 and serves as investment manager to certain other commingled group trusts and separate accounts (collectively, "Funds"). The Schedule 13G/A reports that, in certain cases, subsidiaries of Dimensional may act as an adviser or sub-adviser to certain Funds. The Schedule 13G/A reports that, in its role as investment adviser, sub-adviser and/or manager, neither Dimensional nor its subsidiaries possess voting and/or investment power over the shares of the Company that are owned by the Funds but may be deemed to be the beneficial owner of the shares of the Company held by the Funds, even though all shares reported in the Schedule 13G/A are owned by the Funds. Therefore, the Schedule 13G/A reports that Dimensional disclaims beneficial ownership of the shares. Dimensional states that the filing of the Schedule 13G/A shall not be construed as an admission that it or any of its affiliates is the beneficial owner of any shares covered by the Schedule 13G/A for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

(3) The business address of Harsha Gowda is Blueshore Capital Management, 101 Eisenhower Parkway, Suite 300, Roseland, New Jersey 07068. This information is based solely upon our review of a Schedule 13G/A filed by Harsha Gowda with the Securities and Exchange Commission on February 12, 2013, reporting beneficial ownership as of December 31, 2012. No subsequent amendment to the Schedule 13G has been filed.

(4) Anderson BAMM Holdings, LLC ("ABH") is an investment company with its business address at 201 South Court Street, Suite 610, Florence, Alabama 35630. ABH, a limited liability company organized under the laws of the State of Delaware, is managed by a board of directors, which board is given full and complete authority, power and discretion to manage and control the business, affairs and properties of ABH and to make all decisions regarding those matters, which gives the board the ultimate voting and investment control over the shares of the Company's Common Stock contributed to ABH by its members. The current board of directors of ABH consists of Charles C. Anderson, Joel R. Anderson, Charles C. Anderson, Jr., Terry C. Anderson and Clyde B. Anderson. Harold M. Anderson has the right to nominate and elect himself to the board at any time that he owns a membership interest in ABH. Otherwise, the directors are elected by the members of ABH at its annual meeting.

(5) 8,577,864 shares may be deemed to be beneficially held as a "group" as such term is defined in Section 13(d)(3) of the Exchange Act. Each of these persons and entities has filed a joint Schedule 13D with the Securities and Exchange Commission to acknowledge that they collectively may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act (the "13D Group"). Members of the 13D Group, each of whom or which is designated by this footnote (5), do not have the power to vote or invest or dispose of, or the power to direct the vote or investment or disposition of, any Common Stock of the Company held by any other person or entity outside of the 13D Group, including without limitation any other person or entity who or which may be deemed to be a member of the 13D Group, unless otherwise indicated in the footnote description for the 13D Group member. Accordingly, members of the 13D Group disclaim beneficial ownership of any securities of the Company held by any other person or entity, including without limitation any other person or entity who or which may be deemed to be a member of the 13D Group, and this Proxy Statement shall not be deemed an admission that the reporting person is the beneficial owner of such securities, unless otherwise indicated in the footnote description for the 13D Group member. The 13D Group first filed a Schedule 13D on April 9, 2007, which Schedule 13D was amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and Amendment No. 11, filed with the Securities and Exchange Commission on April 20, 2007, February 19, 2008, September 5, 2008, March 9, 2009, March 23, 2010, August 27, 2010, March 19, 2012, April 30, 2012, May 3, 2012, July 20, 2012 and January 11, 2013, respectively.

(6) Anderson BAMM Holdings, LLC issued membership interests to certain of the beneficial owners of the Company's Common Stock in exchange for shares of Common Stock of the Company held by such persons, as specified in the Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, attached as Exhibit 2 to the Schedule 13D filed by the 13D Group with the Securities and Exchange Commission on April 9, 2007, as amended by the First Amendment to the Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of March 19, 2010, attached as Exhibit 4 to the Schedule 13D/A (Amendment No. 5) filed by the 13D Group with the Securities and Exchange Commission on March 23, 2010, the Second Amendment to the Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of March 13, 2012, attached as Exhibit 5 to the Schedule 13D/A (Amendment No. 7) filed by the 13D group with the Securities and Exchange Commission on March 19, 2012, and the Third Amendment to the Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of July 16, 2012, attached as Exhibit 12 to the Schedule 13D/A (Amendment No. 11) filed by the 13D group with the Securities and Exchange Commission on July 20, 2012.

(7) The business address of Mr. Charles C. Anderson is 202 North Court Street, Florence, Alabama 35630. Charles C. Anderson served on the Company's Board of Directors until June 3, 2004.

(8) Includes 83,000 shares held by The Charles C. Anderson Family Foundation. Charles C. Anderson is the Chairman of the board of directors of the foundation and has sole voting and dispositive power over these shares.

(9) The business address of Mrs. Hilda B. Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630.

(10) The business address of Mr. Joel R. Anderson is 202 North Court Street, Florence, Alabama 35630.

(11) Includes 83,000 shares held by The Joel R. Anderson Family Foundation. Joel R. Anderson is the Chairman of the board of directors of the foundation and has sole voting and dispositive power over these shares.

(12) The business address of Mr. Charles C. Anderson, Jr. is 265 Brookview Town Centre Way, Suite 501, Knoxville, Tennessee 37919.

(13) The business address of Mr. Charles C. Anderson, III is 3355 Blackburn Street, Apartment 9301, Dallas, Texas, 75204.

(14) The business address of Mr. Terrence C. Anderson is 4511 Helton Drive, Florence, Alabama 35630.

(15) Includes 11,692 shares of restricted stock, none of which vest within sixty (60) days of April 5, 2013. Terrance C. Anderson currently has the power to vote all of the shares of restricted stock.

(16) Includes 46,000 shares held by The Clyde and Summer Anderson Foundation (formerly The Clyde B. Anderson Family Foundation). Clyde B. Anderson is the Chairman of the board of directors of the foundation and has sole voting and dispositive power over these shares. Also includes 22,072 shares held through the Books-A-Million, Inc. 401(k) Profit Sharing Plan. Also includes 250,000 shares of restricted stock, none of which vest within sixty (60) days of April 5, 2013. Clyde B. Anderson currently has the power to vote all of the shares of restricted stock.

(17) The business address of Mr. Harold M. Anderson is 3101 Clairmont Road, Suite C, Atlanta, Georgia 30329.

(18) The business address of Mrs. Kayrita M. Anderson is 3101 Clairmont Road, Suite C, Atlanta, Georgia 30329.

(19) The business address of Ms. Hayley Anderson Milam is 265 Brookview Town Centre Way, Suite 501, Knoxville, Tennessee 37919.

(20) The business address of Ms. Ashley Ruth Anderson is 202 North Court Street, Florence, Alabama 35630.

(21) The shares over which Ashley Ruth Anderson has shared voting power and shared dispositive power are held of record by The Ashley Anderson Trust.

(22) The trustee of The Ashley Anderson Trust is Cumberland Trust and Investment Company, and the co-trustee of such Trust Reporting Person is Ashley Ruth Anderson. The business address of The Ashley Anderson Trust, and of Ashley Ruth Anderson as co-trustee, is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630. The business address of Cumberland Trust and Investment Company is 40 Burton Hills Boulevard, Suite 300, Nashville, Tennessee 37215.

(23) The business address of the Irrevocable Trust of Charles C. Anderson, Jr. FBO Lauren Artis Anderson, and of Martin R. Abroms as trustee of such trust, is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630.

(24) The business address of the Olivia Barbour Anderson 1995 Trust, and of Lisa S. Anderson as trustee of such trust, is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630.

(25) The business address of the Alexandra Ruth Anderson Irrevocable Trust, and of Lisa S. Anderson as trustee of such trust, is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630.

(26) The trustee for the (i) First Anderson Grandchildren's Trust FBO Charles C. Anderson III, (ii) First Anderson Grandchildren's Trust FBO Hayley E. Anderson, (iii) First Anderson Grandchildren's Trust FBO Lauren A. Anderson, (iv) Second Anderson Grandchildren's Trust FBO Alexandra R. Anderson, (v) Third Anderson Grandchildren's Trust FBO Taylor C. Anderson, (vi) Fourth Anderson Grandchildren's Trust FBO Carson C. Anderson, (vii) Fifth Anderson Grandchildren's Trust FBO Harold M. Anderson and (viii) Sixth Anderson Grandchildren's Trust FBO Bentley B. Anderson, in each case, is SunTrust Delaware Trust Company. The business address of each trust is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630. The business address of SunTrust Delaware Trust Company is 1101 Centre Road, Suite 108, Wilmington, Delaware 19805.

(27) The business address of (i) The Charles C. Anderson Family Foundation, (ii) The Joel R. Anderson Family Foundation and (iii) The Clyde and Summer Anderson Foundation is, in each case, c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630. All three foundations are charitable foundations formed under the laws of the State of Alabama. Charles C. Anderson is the Chairman of The Charles C. Anderson Family Foundation's board of directors and has the ultimate voting and investment control of the shares of the Company's Common Stock held by the foundation. Joel R. Anderson is the Chairman of The Joel R. Anderson Family Foundation's board of directors and has the ultimate voting and investment control of the shares of the Company's Common Stock held by the foundation. Clyde B. Anderson is the Chairman of The Clyde and Summer Anderson Foundation's board of directors and has the ultimate voting and investment control of the shares of the Company's common stock held by the foundation.

(28) Includes 168,750 shares of restricted stock, none of which vest within sixty (60) days of April 5, 2013. Mr. Finley currently has the power to vote all of the shares of restricted stock. Also includes 1,120 shares held through the Books-A-Million, Inc. 401(k) Profit Sharing Plan.

(29) Includes 11,692 shares of restricted stock, none of which vest within sixty (60) days of April 5, 2013. Mr. Bruno currently has the power to vote all of the shares of restricted stock.

(30) Includes 11,692 shares of restricted stock, none of which vest within sixty (60) days of April 5, 2013. Mr. Johnson currently has the power to vote all of the shares of restricted stock.

(31) Includes 11,692 shares of restricted stock, none of which vest within sixty (60) days of April 5, 2013. Dr. Mason currently has the power to vote all of the shares of restricted stock.

(32) Includes 12,000 shares subject to options that are currently exercisable. Also includes 11,692 shares of restricted stock, none of which vest within sixty (60) days of April 5, 2013. Mr. Rogers currently has the power to vote all of the shares of restricted stock.

(33) Includes 35,000 shares of restricted stock, none of which vest within sixty (60) days of April 5, 2013. Mr. Noden currently has the power to vote all of the shares of restricted stock.

(34) Includes 82,500 shares of restricted stock, none of which vest within sixty (60) days of April 5, 2013. Mr. Turner currently has the power to vote all of the shares of restricted stock. Also includes 2,569 shares held through the Books-A-Million, Inc. 401(k) Profit Sharing Plan.

(35) Includes 12,000 shares subject to options that are currently exercisable. Also includes 594,710 shares of restricted stock, which the individuals included currently have the power to vote.

Compliance with Section 16(a) of the Securities Exchange Act of 1934. Section 16(a) of the Exchange Act requires the Company's directors, executive officers, and persons who own beneficially more than 10% of the Company's Common Stock to file reports of ownership and changes in ownership of such stock with the Securities and Exchange Commission and NASDAQ. Directors, executive officers, and greater than 10% stockholders are required by Securities and Exchange Commission regulations to furnish the Company with copies of all such forms they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, its directors, executive officers, and greater than 10% stockholders complied during fiscal 2013 with all applicable Section 16(a) filing requirements.

TRANSACTIONS WITH RELATED PERSONS

Related Person Transactions. As described below, during fiscal 2013 and fiscal 2012, the Company entered into certain transactions in the ordinary course of business with certain entities affiliated with Messrs. Charles C. Anderson, Sr., Terry C. Anderson, Joel R. Anderson, Harold M. Anderson, Charles C. Anderson, Jr., and Clyde B. Anderson, who collectively own 70% or more of these companies and serve as officers and/or directors of these companies. The Board of Directors of the Company believes that all such transactions were on terms no less favorable to the Company than terms available from unrelated parties. All of the related person transactions described below were reviewed and approved by the Audit Committee in accordance with the Company's policy.

Significant activities with these related persons are as follows: The Company purchases a substantial portion of its magazines, as well as certain of its seasonal music and newspapers, from Anderson Media Corporation ("Anderson Media"). Purchases in fiscal 2013 totaled $19,017,566 and in fiscal 2012 totaled $20,782,573. The Company purchases certain of its collectibles, gifts, and books from Anderson Press, Inc. ("Anderson Press"). During fiscal 2013 and fiscal 2012, purchases from Anderson Press totaled $928,357 and $638,830, respectively. The Company utilizes Anco Far East Importers, LTD ("Anco Far East") to assist in purchasing and importing certain gift items. The total cash paid to Anco Far East for fiscal 2013 and fiscal 2012 was $1,790,771 and $1,428,469, respectively, which primarily consisted of the actual cost of product, but also included fees for sourcing and consolidation services. All of the costs other than the sourcing and consolidation services fees, which totaled $125,354 for fiscal 2013 and $99,993 for fiscal 2012, were passed through from other vendors. The Company leases its principal executive offices from a trust established for the benefit of the grandchildren of Charles C. Anderson, Sr. The building is leased on a month to month basis. During fiscal 2013 and fiscal 2012, the Company paid rent of $154,742 for each year, to the trust under this lease. Anderson & Anderson, LLC ("A&A") leases two buildings to the Company. During fiscal 2013 and fiscal 2012, the Company paid A&A a total of $386,864 and $385,280, respectively, under such leases.

The Company, A&A, Anderson Promotional Events, Inc., Anderson Press, and certain other parties (the "Co-Ownership Group") co-own two airplanes that are used by the Company in its business. The Company owns a 26% interest in each of these airplanes. During fiscal 2013 and fiscal 2012, the Company was billed $465,353 and $726,159, respectively, by the Co-Ownership Group, net of return of capital, under the cost sharing arrangement for the Company's use of the two airplanes. The expenses that the Company pays for airplane use cover all of the variable costs attributable to the Company's use and a portion of the fixed costs.

The Company leases certain property to Hibbett Sports, Inc. ("Hibbett"), a sporting goods retailer in the United States. The Company's Chief Executive Officer and President, Terrance G. Finley, has served on the board of directors of Hibbett since March 14, 2008. Additionally, one of our directors, Albert C. Johnson, has served on the board of directors of Hibbett since March 14, 2008. During fiscal 2013 and fiscal 2012, the Company received $51,154 and $120,629, respectively, in rent payments from Hibbett.

The Company and Anderson Private Capital Partners I, L.P. (collectively the "Ownership Group") each have an equity interest in Yogurt Mountain Holding, LLC ("Yogurt Mountain"). The Company owns a 40.0% interest in Yogurt Mountain. The Company also participates with the Ownership Group in a line of credit agreement with Yogurt Mountain in connection with its investment. The line of credit agreement between Yogurt Mountain and the Company, as amended, allows for draws by Yogurt Mountain up to $1,500,000 and carries interest of 11.0% annually. As of the end of fiscal 2013, Yogurt Mountain borrowed $1,000,000 on the line of credit. During fiscal year 2013 and fiscal 2012, the Company paid $401,221 and $710,762, respectively, to Yogurt Mountain for franchise fees, royalty fees, and other costs associated with our franchise of seventeen Yogurt Mountain stores within our stores. During fiscal year 2013 and fiscal 2012, the Company received $423,192 and $479,928, respectively, from Yogurt Mountain for interest, monitoring fees, professional fees, and rent.

EXECUTIVE COMPENSATION

Compensation Program Objectives

The Company's executive compensation policy is designed to provide levels of compensation that integrate compensation with the Company's annual and long-term performance goals and reward above-average corporate performance, thereby allowing the Company to attract and retain qualified executives. Specifically, the Company's executive compensation policy is intended to:

- Provide compensation levels that reflect the competitive marketplace so that the Company can attract, retain, and motivate the most talented executives;
- Provide compensation levels that are consistent with the Company's business plan, financial objectives, and operating performance;
- Reward performance that facilitates the achievement of specific results and goals in furtherance of the Company's business plan;
- Motivate executives to make greater personal contributions to the performance of the Company helping it to achieve its strategic operating objectives; and
- Provide proper motivation for enhancing stockholder value by providing long-term incentive compensation, in the form of shares of restricted stock, in order to align the interests of executives with those of stockholders and the long-term interest of the Company.

The compensation program is designed to reward officers for above–average, year-over-year Company and personal performance, and the development of long-term growth strategies, as well as longevity with the Company.

In light of the Company's compensation policy, the components of its executive compensation program for fiscal 2013 were base salaries, cash incentive compensation bonuses, and restricted stock awards.

The Company believes that each of the elements of compensation are competitive and consistent with current market expectations for leaders within an organization of our size and in our industry.

No Employment and Severance Agreements

Other than the agreements with our named executive officers that relate to a change in control of the Company, as described on page 22 under "*Change in Control Agreements*," our named executive officers do not have employment or severance agreements. Our named executive officers serve at the will of the Board, which enables the Company to terminate their employment without reservation as to the terms of any severance agreement. This is consistent with the Company's employment and compensation philosophies.

Consideration of Prior Stockholder Advisory Vote on Executive Compensation

We provide our stockholders with the opportunity annually to vote to approve, on an advisory basis, the compensation of our named executive officers (commonly known as a "say-on-pay" vote). Although the "say-on-pay" vote is advisory and non-binding, the Compensation Committee (and now the full Board of Directors) considers the outcome of the vote as part of its executive compensation planning process. At the 2012 Annual Meeting of Stockholders held on May 22, 2012, over 75% of the shares represented at the Annual Meeting in person or by proxy and entitled to vote on the "say-on-pay" proposal were voted in favor of the compensation of the Company's named executives officers as disclosed in the proxy statement for that meeting. The Compensation Committee considered this high level of stockholder support when determining compensation for fiscal 2014 but did not take any compensation actions in fiscal 2013 or to date in fiscal 2014 specifically in response to the stockholder advisory vote on executive compensation. The Compensation Committee concluded that the Company's compensation program should continue to emphasize the objectives described herein.

Elements of Compensation

Base Salary. Each executive officer's base salary is based upon a number of factors, including the responsibilities borne by the executive officer, his performance, and his length of service to the Company. Each executive officer's base salary is reviewed annually and generally adjusted to account for inflation, the Company's financial performance, any change in the executive officer's responsibilities, and the executive officer's overall performance. Factors considered in evaluating performance include financial results, such as increases in sales and net income before taxes and earnings per share, as well as non-financial measures, such as improvements in service and relationships with customers, suppliers and employees, employee safety, and leadership and management development. These non-financial measures are subjective in nature. No particular weight was given by the Compensation Committee to any particular factor. Based on these considerations, the Compensation Committee, with the assistance of an independent compensation consultant, established the fiscal 2013 base salaries for each of the named executive officers at its March 13, 2012 meeting. The base salaries of the named executive officers for the 2013 fiscal year are set forth in the Summary Compensation Table on page 19.

Cash Bonuses. Generally, the Company establishes a cash bonus program at the beginning of each fiscal year in connection with the preparation of the Company's annual operating budget for such year. A significant portion of the bonus program is structured pursuant to the terms of the Company's 2005 Incentive Award Plan, while the Compensation Committee and Executive Chairman are given the discretion to award up to 10% of the maximum bonus pool due to subjective factors. Under the bonus program established for fiscal year 2013, an executive officer was eligible to receive up to 100% of his maximum bonus based upon the Company achieving certain pre-tax income goals established by the Compensation Committee of the Board of Directors. If only 60% or less of an executive officer's bonus is achieved based on meeting the pre-tax income goals, then up to 40% of the executive officer's bonus could be earned based on other factors. The other 40% portion of bonus could be earned by the executive officer accomplishing certain individual performance goals (up to 30% of such executive's maximum bonus) related to his job functions, and up to 10% of the maximum aggregate bonus pool could be earned based on subjective factors (the discretionary bonus). The amount of the discretionary bonus for each executive is recommended by the Executive Chairman (other than with respect to the discretionary bonus of the Executive Chairman) and is approved by the Compensation Committee. For fiscal 2013, the Compensation Committee established a target bonus amount, expressed as a percentage of each executive officer's base salary. For fiscal 2013, the maximum bonus percentages (as a percentage of base salary) were established as follows: Mr. Anderson – 100%, Mr. Finley – 100% (increased to 100% upon Mr. Finley's promotion to President and Chief Operating Officer on August 23, 2011), Mr. Turner – 75%, and Mr. Noden – 75%.

The actual bonus that may be earned varies based on a comparison of actual performance against the pre-established performance criteria, plus the 10% discretionary bonus portion, and is limited to the pre-established maximum bonus amount for each executive. For fiscal 2013, the portion of bonus attributable to pre-tax income that could be earned was based on a sliding scale ranging from 40% to 140% of the targeted pre-tax income goal of the Company, which was $16,273,000 for fiscal 2013. For example, an executive officer would have earned 60% of his bonus potential attributable to pre-tax income if the Company achieved 100% of its pre-tax income goal. No bonuses attributable to pre-tax income would have been earned if less than 40% of the pre-tax income goal was achieved, and up to 100% of the target bonus would have been earned if 140% or greater of the pre-tax income goal was achieved. During fiscal 2013, the Company did not achieve 40% of the pre-tax income goal resulting in no bonuses attributable to the pre-tax income goals.

The following table provides the computation of the cash bonus amounts paid to the named executive officers relating to fiscal year 2013 based on the results of the pre-tax income of the Company, personal goal achievements, and discretionary bonuses:

Name	Bonus Attributable to Pre-Tax Income	Bonus Attributable to Personal Goals	Discretionary Bonus	Total Cash Bonus
Clyde B. Anderson	$- 0 -	$72,600	$44,000	$116,600
Terrance G. Finley	$- 0 -	$101,063	$38,500	$139,563
James F. Turner	$- 0 -	$44,944	$17,625	$62,569
R. Todd Noden	$- 0 -	$28,492	$15,750	$44,242

Restricted Stock. Currently the Company only issues restricted stock from the 2005 Incentive Award Plan. During fiscal year 2013, the Company awarded both "Performance Based Shares" of restricted stock and "Career Based Shares" of restricted stock to the named executive officers. The Performance Based Shares awarded in fiscal 2013 were tied to the achievement of the pre-tax earnings performance based on objectives used for the 2013 cash bonus program. After the end of the one-year performance period, the Compensation Committee determines the extent to which the preset goals were achieved and approves the issuance of the Performance Based Shares that are earned. The earned Performance Based Shares are restricted and vest over a two-year period following the fiscal year in which they were earned. During the period of restriction, the named executives have full voting and dividend rights with respect to the shares. The performance measures used for the Performance Based Shares are pre-tax earnings performance measurements established by the Compensation Committee. The maximum amount of the Performance Based Shares that can be earned is 100% of the authorized number of shares originally awarded. The Career Based Shares are not tied to the achievement of performance objectives, but serve as a retention incentive because they have a multi-year, cliff vesting period, and, therefore, require longevity with the Company in order for the named executive officer to earn these shares. Career Based Shares granted in fiscal 2013 are completely unvested until the last day of the third fiscal year after the date of grant.

During fiscal 2013, awards of Performance Based Shares and Career Based Shares were made under the 2005 Incentive Award Plan to our named executive officers. The awards were made in restricted stock according to the provisions of the plan. In evaluating the proper annual award of restricted stock, the Compensation Committee has historically been advised by an independent compensation consultant that makes recommendations on share award levels based on market data, taking into consideration such things as prior grants of awards, the current market price of the Company's Common Stock, and numbers of outstanding unvested awards. Based on the recommendations of the compensation consultant and target levels of long-term compensation for each of the named executive officers, the Compensation Committee established the terms of the fiscal 2013 awards of restricted stock – both Performance Based Shares and Career Based Shares – that were made on March 13, 2012. See the Summary Compensation Table on page 19 for information on the amounts of restricted stock awards to named executive officers during fiscal 2013. Since the Company did not achieve the threshold percentage of its pre-tax earnings goal of $16,273,000 during fiscal 2013, the executive officers did not receive a pay-out of the Performance Based Shares of restricted stock that had been awarded to executive officers in March 2012.

During fiscal 2013, the Compensation Committee awarded the following shares of restricted stock to the named executive officers:

Name	Career Based Shares	Performance Based Shares[(1)]
Clyde B. Anderson	75,000	75,000
Terrance G. Finley	50,000	50,000
James F. Turner	25,000	25,000
R. Todd Noden	10,000	10,000

(1) The actual number of Performance Based Shares to be paid out is based on the Company's pre-tax earnings in fiscal 2013. The Company did not attain the specified pre-tax earnings minimum target in fiscal 2013 for Performance Based Shares reflected in this column, so none of these Performance Shares were paid out.

Executives' Deferred Compensation Plan. During fiscal 2006, the Board adopted the Books-A-Million, Inc. Executives' Deferred Compensation Plan (the "Executives' Deferred Compensation Plan"). The Executives' Deferred Compensation Plan provides a select group of management or highly compensated employees of the Company and certain of its subsidiaries with the opportunity to defer the receipt of certain cash compensation. Under the Executives' Deferred Compensation Plan, each participant may elect to defer a portion of his cash compensation that may otherwise be payable in a calendar year. A participant's compensation deferrals are credited to the participant's bookkeeping account maintained under the Executives' Deferred Compensation Plan. Each participant's account is credited with a deemed rate of interest and/or earnings or losses depending upon the investment performance of the deemed investment option selected by the participant. With certain exceptions, a participant's account will be paid after the earlier of: (1) a fixed payment date, as elected by the participant (if any); or (2) the participant's separation from service with Company or its subsidiaries. A participant may generally elect that payments be made either in a single sum or in installments in the year specified by the participant or upon his separation from service with the Company. Additionally, a participant may elect to receive payment upon a Change of Control, as defined in, and to the extent permitted by, Section 409A of the Internal Revenue Code of 1986, as amended. None of the executive officers had deferred any compensation under this plan as of the date of this Proxy Statement.

SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation paid to, earned by, or awarded to the Company's Chief Executive Officer (Principal Executive Officer) and the three other highest paid executive officers of the Company during fiscal 2013 and fiscal 2012 (collectively, the "named executive officers").

Name and Principal Position (1)	Fiscal Year	Salary ($)	Bonus ($) (2)	Stock Awards ($) (3)	Option Awards ($) (4)	Non-Equity Incentive Plan Compensation ($) (5)	All Other Compensation ($)	Total ($)
Clyde B. Anderson *Executive Chairman*	2013 2012	440,000 440,000	44,000 29,700	236,250 602,894	- -	72,600 74,250	50,273 (6) 80,122	843,123 1,226,966
Terrance G. Finley *President and Chief Executive Officer* (Principal Executive Officer)	2013 2012	385,962 335,000	38,500 25,125	157,500 269,835	- -	101,063 35,175	26,682 (7) 4,681	709,707 669,816
James F. Turner *Executive Vice President/Real Estate and Business Development*	2013 2012	240,246 208,784	17,625 16,500	78,750 136,995	- -	44,944 24,750	15,968 (8) 4,618	397,533 391,647
R. Todd Noden *Chief Financial Officer* (Principal Financial Officer)	2013 2012	145,384 -	15,750 -	31,500 -	- -	28,492 -	57,065 (9) -	278,191 -

(1) Mr. Anderson is included in the table because he served as Chief Executive Officer during fiscal 2013 until Mr. Finley's election to the position in March 2012. Mr. Noden did not commence employment with the Company until May 14, 2012, during fiscal 2013, so no information is presented for Mr. Noden for fiscal 2012.

(2) The fiscal year 2013 amounts included in this column represent the discretionary bonuses awarded to these executive officers by the Compensation Committee relating to fiscal 2013 performance. See "Executive Compensation – Elements of Compensation" for a discussion of the Company's bonus plan.

(3) The amounts included in the "Stock Awards" column represent the aggregate grant date fair value of non-option stock awards (*i.e.*, career based and performance based restricted stock) that were issued in fiscal 2013 and 2012 in accordance with the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") Topic 718 *Compensation-Stock Compensation.* The valuation assumptions used in determining such amounts are described in Note 6 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended February 2, 2013. The grant date fair value of performance based stock awards for each officer is as follows: Mr. Anderson: zero and $86,894 for fiscal year 2013 and 2012, respectively; Mr. Finley: zero and $32,585 for fiscal year 2013 and 2012, respectively; Mr. Turner: zero and $16,295 for fiscal year 2013 and 2012, respectively; and Mr. Noden: zero for fiscal year 2013.

(4) There were no options granted in fiscal 2013 or 2012.

(5) Non-Equity Incentive Plan Compensation is composed of performance based cash bonuses earned under the 2005 Incentive Award Plan, which are reported in the table with respect to the fiscal year in which they were earned. See "Executive Compensation – Elements of Compensation" for a discussion of the Company's bonus plan.

(6) All Other Compensation for fiscal 2013 includes (i) matching contributions by the Company to the Company's 401(k) savings plan of $1,529, (ii) life insurance premiums of $1,744 on behalf of Clyde B. Anderson, (iii) executive life insurance premiums of $22,000 on behalf of Clyde B. Anderson, and (iv) transportation related benefits, which consist of personal use of Company owned and Company chartered aircraft for fiscal 2013. The estimated aggregate incremental cost to the Company for fiscal 2013 for personal use of Company aircraft by Clyde B. Anderson was $25,000. The estimated aggregate incremental cost to the Company includes the actual cost paid by the Company for chartered aircraft and an estimate of the incremental cost to the Company of personal use of the Company owned aircraft based on the average variable operating costs to the Company. Variable operating costs include fuel, maintenance, weather-monitoring, on-board catering, landing/ramp fees, and other miscellaneous variable costs.

(7) All Other Compensation for fiscal 2013 includes (i) matching contributions by the Company to the Company's 401(k) savings plan of $3,675, (ii) life insurance premiums of $3,757 on behalf of Terrance G. Finley, and (iii) executive life insurance premiums of $19,250 on behalf of Terrance G. Finley.

(8) All Other Compensation for fiscal 2013 includes (i) matching contributions by the Company to the Company's 401(k) savings plan of $3,675, (ii) life insurance premiums of $543 on behalf of James F. Turner and (iii) executive life insurance premiums of $11,750 on behalf of James F. Turner.

(9) All Other Compensation for fiscal 2013 includes (i) life insurance premiums of $399 on behalf of R. Todd Noden and (ii) executive life insurance premiums of $10,500 on behalf of R. Todd Noden and (iii) relocation bonus of $46,166 paid in conjunction with sign-on and relocation.

OUTSTANDING EQUITY AWARDS AT FISCAL 2013 YEAR-END

The following table presents information regarding unvested restricted stock awards for each of the named executive officers under the Company's 2005 Incentive Award Plan and 1995 Executive Incentive Plan as of the end of the 2013 fiscal year, including the number of shares of Common Stock and the market value of such shares as of February 2, 2013. The table reflects the values of such awards based on the closing sale price of a share of Common Stock reported on the NASDAQ Global Select Market on February 1, 2013 (the last trading day prior to the end of the Company's fiscal year), which was $2.51.

	Stock Awards	
Name	**Number of Shares or Units of Stock That Have Not Vested (#) (1)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)**
Clyde B. Anderson	175,000	$439,250
Terrance G. Finley	118,750	298,063
James F. Turner	57,500	144,325
R. Todd Noden	10,000	25,100

(1) All of the shares listed above are career based shares awarded under the 2005 Incentive Award Plan.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

2005 Incentive Award Plan

The Company's restricted stock agreements with its named executive officers that document the grants of restricted stock awards under the 2005 Incentive Award Plan provide that all of the shares of restricted stock not previously vested may, in the sole and absolute discretion of the Compensation Committee, become vested in the event of a change in control of the Company. Pursuant to the 2005 Incentive Award Plan, a "change in control" generally consists of one of the following events:

(1) a transaction (other than an offering of the Company's Common Stock to the general public through a registration statement filed with the Securities and Exchange Commission) resulting in the acquisition of 50% or more of the Company's voting securities, other than an acquisition by the Company, any of its subsidiaries, an employee benefit plan maintained by the Company, or any of its subsidiaries or a person that, prior to such transaction, directly or indirectly controls, is controlled by or is under common control with the Company;

(2) when, during any two-year period, the members of the Company's Board of Directors at the beginning of the period (along with any new director whose election or nomination is approved by at least two-thirds of the directors who either were directors at the beginning of the period or who were so approved) cease to constitute a majority of the Board;

(3) the consummation by the Company of (i) a merger, consolidation, reorganization, or business combination, (ii) a sale or other disposition of all or substantially all of the Company's assets, or (iii) the acquisition of assets or stock of another entity, unless the outstanding shares of the Company immediately prior to the transaction continue to represent more than 50% of the combined voting stock of the Company or its successor immediately following the transaction or after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the successor entity; or

(4) the Company's stockholders approve a plan of liquidation or dissolution of the Company.

The Compensation Committee has full and final authority to determine whether a change in control has occurred pursuant to the definition of that term in the 2005 Incentive Award Plan and the date of the occurrence of the change in control event.

The table below sets forth the intrinsic value of the shares of restricted stock under the 2005 Incentive Award Plan that could have vested in the event that a change in control of the Company occurred on February 2, 2013. This table assumes that the Compensation Committee would have exercised its discretion under the 2005 Incentive Award Plan and approved an acceleration of vesting of all of the shares of restricted stock upon such a change in control. The intrinsic value is calculated by multiplying the number of shares that would have vested by the fair market value of the Company's Common Stock on February 2, 2013, the last trading day prior to the Company's fiscal 2013 year-end. Note that the actual benefit to a named executive officer under this plan can only be determined at the time of the change in control event.

Name of Executive Officer	Amount that Would Have Been Realized Due to the Acceleration of Vesting of Restricted Stock in the Event of a Change in Control of the Company
Clyde B. Anderson	$439,250
Terrance G. Finley	298,063
James F. Turner	144,325
R. Todd Noden	25,100

Change in Control Agreements

The Company has entered into change in control agreements with our named executive officers that will require the Company to provide compensation to each of the named executive officers in the event of a change in control of the Company and a termination of the executive's employment following a change in control.

For purposes of the change in control agreements, a "change in control" generally consists of one of the events described above under the discussion of the vesting of restricted stock under the 2005 Incentive Award Plan in the event of a change in control.

Payments and Benefits Upon a Change in Control. Pursuant to the change in control agreements, if a named executive officer is employed by the Company on the date on which a change in control occurs, the Company must continue to employ the named executive officer for a period of two years. During the two-year employment period, the executive's position, authority, duties, and responsibilities must be at least commensurate in all material respects with those before the change in control, and the executive's services must be performed at the location where the executive was employed immediately preceding the change in control or any office that is the headquarters of the Company and is less than 25 miles from such location. The named executive officer will receive an annual base salary at least equal to the base salary paid or payable to the executive by the Company for the one-year period immediately preceding the change in control, which salary will be reviewed at least annually and may be increased (but not decreased) at any time. Further, the named executive officer will be eligible to receive an annual cash bonus consistent with the Company's cash bonus program in effect prior to the date of the change in control, and the executive will continue to enjoy participation in the Company's incentive, savings, retirement and welfare plans, and other benefits and plans, on the same basis as before the change in control or as applicable to peer executives at other companies, whichever is superior.

Payments and Benefits Upon Termination of Employment Following a Change in Control. Each named executive officer's change in control agreement also provides for certain payments and benefits to the executive if the executive's employment is terminated under certain circumstances during the two-year employment period immediately following a change in control.

If, during this two-year period, a named executive officer's employment is terminated as a result of death or disability, then the Company will provide to the executive (or his beneficiary or estate) the following payments and benefits:

- a lump sum cash payment equal to the sum of (a) the amount of any incentive or bonus compensation earned that has not yet been paid and (b) any benefits or awards (including both the cash and stock components) that, pursuant to the terms of any plans, policies or programs, have been earned or become payable, but that have not yet been paid to the executive (but not including amounts that previously had been deferred at the executive's request, which amounts will be paid in accordance with the terms of the plan, policy or program under which the executive deferred the compensation) ("Accrued Obligations");

- three months of the executive's current annual base salary;

- for up to 18 months, continued participation in and coverage under the Company's health and dental plans, disability plans, life insurance plans, and all other welfare benefit plans in which the executive or his dependents were participating immediately prior to the date of termination, with all cost of such benefit paid or waived by the Company ("Welfare Continuance Benefit"); and

- any other benefits payable due to the executive's death or disability pursuant to the terms of any plan, policy, or arrangement of the Company.

If, during the two-year period, the Company terminates a named executive officer without cause, or if the executive terminates his employment for good reason, then the executive will receive the following payments and benefits:

- Accrued Obligations;

- a lump sum cash termination benefit payment in an amount equal to two times the sum of (a) the executive's annual base salary in effect at the date of termination and (b) the average of the cash bonuses paid to the executive for the Company's three most recently completed fiscal years (subject to the execution of a release of claims against the Company by the executive); and

- Welfare Continuance Benefit.

If, during the two-year employment period, the Company terminates a named executive officer's employment for cause, then the Company will provide to the executive the following payments and benefits:

- the executive's earned base salary through the date of termination; and

- the amount of any compensation previously deferred by the executive, which amount will be paid in accordance with the terms of the plan, policy, or program under which the executive deferred the compensation.

If, during the two-year employment period, the executive terminates his employment other than for good reason, then the Company will provide to the executive the following payments and benefits:

- Accrued Obligations; and

- any other benefits to which the executive may be entitled pursuant to the terms of any plan, program, or arrangement of the Company.

For purposes of the change in control agreements, "cause" means (i) gross incompetence, gross negligence, willful misconduct in office, or breach of a material fiduciary duty owed to the Company; (ii) conviction of a felony or a crime of moral turpitude (or a plea of nolo contendere thereto), or commission of an act of embezzlement or fraud against the Company; (iii) any material breach by the executive of a material term of his change in control agreement, including without limitation material failure to perform a substantial portion of his duties and responsibilities thereunder; or (iv) deliberate dishonesty of the executive with respect to the Company. "Good reason" means (i) a material reduction in the executive's duties or authority; (ii) any unremedied failure of the Company to comply with its compensation obligations during the two-year employment period; (iii) the failure by the Company to cause a successor company to assume, and agree to perform under, the change in control agreement; (iv) the executive is directed by the Company's Board of Directors or an officer of the Company to engage in conduct that is illegal; or (v) the Company otherwise materially breaches any term or provision of the change in control agreement.

The change in control agreements also include non-compete and non-solicit provisions that are binding on the named executive officers during the two-year employment period following a change in control and end on the second anniversary of the executive's date of termination from the Company.

The table below reflects the estimated amounts of compensation payable under the change in control agreements to each of the Company's named executive officers in the event that, during the two-year employment period following a change in control: (i) the executive is terminated because of death or disability and (ii) the Company terminates the executive's employment without cause, or the executive terminates his employment for good reason. The amounts shown assume that the change in control and the termination of employment occurred as of February 2, 2013. The actual amounts to be paid can only be determined at the time of the executive's separation from the Company. No payments other than previously accrued amounts would be payable to a named executive officer if he is terminated for cause or if he terminates his employment other than for good reason following a change in control.

Name	Cash Severance (1)	Accrued Obligations (2)	Welfare Continuance Benefit (3)	Total
Termination Because of Death or Disability				
Clyde B. Anderson	$110,000	$304,850	$51,324	$466,174
Terrance G. Finley	96,490	265,063	40,975	402,529
James F. Turner	60,062	125,319	34,860	220,241
R. Todd Noden	52,500	69,342	32,502	154,344
Termination Without Cause or For Good Reason				
Clyde B. Anderson	$1,224,666	$304,850	$51,324	$1,580,840
Terrance G. Finley	1,000,916	265,063	40,975	1,306,954
James F. Turner	597,860	125,319	34,860	758,039
R. Todd Noden	508,484	69,342	32,502	610,328

(1) In the event of termination because of death or disability, represents payment of three months of the executive's current annual base salary as of February 2, 2013. In the event of termination without cause or for good reason, represents a payment equal to two times the sum of (a) the executive's annual base salary in effect as of February 2, 2013 and (b) the average of the cash bonuses paid to the executive for the Company's three most recently completed fiscal years prior to February 2, 2013.

(2) Accrued Obligations are the sum of the amount, if any, of any incentive or bonus compensation theretofore earned that has not yet been paid; and any benefits or awards (including both the cash and stock components) that, pursuant to the terms of any plans, policies, or programs, have been earned or become payable, but that have not yet been paid. For fiscal 2013, the amount contains the unpaid bonus and earned performance based shares of restricted stock that have not been paid out.

(3) Includes all health and dental plans, disability plans, and life insurance plans.

DIRECTOR COMPENSATION

The following table presents the total compensation of the Company's non-employee directors for fiscal 2013. The amounts included in the "Stock Awards" column represent the compensation cost that was recognized in fiscal 2013 related to non-option stock awards determined in accordance with FASB ASC Topic 718. The valuation assumptions used in determining such amounts are described in Note 6 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended February 2, 2013.

Name	Fees Earned or Paid in Cash($)	Stock Awards($) (1)	Total ($)
Terrance Anderson	45,000	6,475	51,475
Ronald Bruno	45,000	6,475	51,475
Albert C. Johnson	90,000	6,475	96,475
J. Barry Mason	70,000	6,475	76,475
William H. Rogers	50,000	6,475	56,475

(1) Represents annual award of 2,500 shares of restricted stock for each director granted on March 13, 2012. As of April 5, 2013, 2,500 shares of the Company's Common Stock had a value of $6,475, based on the closing sale price of the Company's Common Stock on the NASDAQ Global Select Market on April 5, 2013 of $2.59 per share.

Compensation of Directors. The Board has utilized the services of a compensation consultant to periodically analyze the compensation of non-employee directors at various peer companies as compared with the compensation of the Company's non-employee directors ("Non-Employee Directors). During fiscal 2013, Non-Employee Directors received an annual retainer fee of $45,000 and reimbursement of all out-of-pocket expenses incurred in attending all Board and committee meetings. Additionally, the Chairman of the Audit Committee received an additional annual retainer fee of $10,000, and the Chairman of the Compensation Committee received an additional annual retainer fee of $5,000. The Chairman of the Special Committee received an additional fee of $35,000, and the members of the Special Committee, formed for the purpose of considering the Anderson family offer to purchase all of the Company's outstanding shares, received an additional fee of $25,000.

In addition, the Company's Non-Employee Directors are eligible to receive formula grants of restricted stock under the Company's Outside Director Restricted Stock Plan, established pursuant to the Company's 2005 Incentive Award Plan. Under the Company's Outside Director Restricted Stock Plan, each Non-Employee Director is, on the first day he serves as a director, granted an "Initial Award" of 3,750 shares of Common Stock from the Company on such date. These shares vest in three equal installments on the first, second, and third anniversaries of the effective date of the initial award. Further, each such director who is serving as a director on the date of the year-end Compensation Committee meeting (historically held in March) and who has served as a director for more than eleven consecutive months is granted a "Continuing Award" of 2,500 shares of Common Stock from the Company on such date. These shares vest in three equal installments on the first, second, and third anniversaries of the effective date of the initial award. Any award which is not vested upon such Non-Employee Director's termination as a director is thereupon forfeited immediately and without any further action by the Company.

Director's Deferred Compensation Plan. During fiscal 2006, the Board adopted the Books-A-Million, Inc. Directors' Deferred Compensation Plan. The Directors' Deferred Compensation Plan provides the Non-Employee Directors with the opportunity to defer the receipt of certain amounts payable for serving as a member of the Board. A Non-Employee Director's fee deferrals are credited to the Non-Employee Director's bookkeeping account maintained under the Directors' Deferred Compensation Plan. Each participating Non-Employee Director's account is credited with a deemed rate of interest and/or earnings or losses depending upon the investment performance of the deemed investment option selected by the participant.

With certain exceptions, a participating Non-Employee Director's account will be paid after the earlier of: (1) a fixed payment date, as elected by the participating Non-Employee Director (if any); or (2) the participating Non-Employee Director's separation from service on the Board. The participating Non-Employee Director may generally elect that payments be made in a single sum or installments in the year specified by the participating Non-Employee Director or upon the Non-Employee Director's separation from service on the Board. Additionally, a participating Non-Employee Director may elect to receive payment upon a Change of Control, as defined in, and to the extent permitted by, Section 409A of the Internal Revenue Code of 1986, as amended. No directors have elected to defer compensation at this time.

Stock Ownership Requirements. Directors are required to maintain a certain level of ownership of Company stock as determined by the Compensation Committee. The current level of required stock ownership is 12,500 shares.

PROPOSAL 2 – ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, requires that the Company provide its stockholders with the opportunity to vote to approve, on a non-binding, advisory basis, the compensation of the Company's named executive officers as disclosed in this Proxy Statement in accordance with the compensation disclosure rules of the Securities and Exchange Commission.

The Company intends to hold such an advisory vote, commonly known as a "say-on-pay" vote, each year in connection with the annual meeting of stockholders until the next vote on the frequency of the "say-on-pay" vote or until the Company's Board of Directors otherwise determines that a different frequency for this advisory vote is in the best interests of our stockholders. The next advisory vote on the frequency of "say-on-pay" votes will occur no later than 2017.

As described in detail under the heading "Executive Compensation," the Company seeks to closely align the interests of our named executive officers with the interests of our stockholders. The Company's compensation programs are designed to reward our named executive officers for the achievement of short-term and long-term strategic and operational goals and the achievement of increased total stockholder return, while at the same time avoiding the encouragement of unnecessary or excessive risk-taking.

The vote on this resolution is not intended to address any specific element of compensation; rather, the vote relates to the compensation of our named executive officers, as described in this Proxy Statement in accordance with the compensation disclosure rules of the Securities and Exchange Commission. The vote is advisory, which means that the vote is not binding on the Company, our Board of Directors, or the Compensation Committee of the Board of Directors. To the extent that there is any significant vote against our named executive officer compensation as disclosed in this Proxy Statement, the Compensation Committee will evaluate whether any actions are necessary to address the concerns of stockholders.

Accordingly, pursuant to Section 14A of the Securities Exchange Act of 1934, as amended, the Company asks our stockholders to vote on the following resolution at the Annual Meeting:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2013 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the fiscal 2013 Summary Compensation Table and the other related tables and disclosure."

Vote Required; Board Recommendation. The affirmative vote of the holders of a majority of the shares of Common Stock present in person or represented by proxy and entitled to vote at the Annual Meeting is required to approve this proposal. Unless instructed to the contrary, the shares represented by the proxies will be voted to approve the resolution on the compensation of our named executive officers.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE IN FAVOR OF PROPOSAL 2.

INDEPENDENT PUBLIC ACCOUNTANTS

Change in Independent Public Accountants. On April 13, 2012, Books-A-Million, Inc. (the "Company") dismissed its independent registered public accounting firm, Grant Thornton LLP, and engaged Ernst & Young LLP to serve as the Company's independent registered public accounting firm. The dismissal of Grant Thornton LLP and the appointment of Ernst & Young LLP were approved by the Company's Audit Committee. Ernst & Young LLP audited the Company's consolidated financial statements for the fiscal year ended February 2, 2013.

The reports of Grant Thornton LLP on the Company's consolidated financial statements as of and for the fiscal year ended January 28, 2012, did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principle.

During the fiscal year ended January 28, 2012, there were no disagreements with Grant Thornton LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Grant Thornton LLP, would have caused Grant Thornton LLP to make reference thereto in its reports on the Company's consolidated financial statements for such year. Furthermore, no "reportable events" (as defined in Item 304(a)(1)(v) of Regulation S-K) occurred during the fiscal year ended January 28, 2012 and through April 13, 2012.

The Company provided Grant Thornton LLP with a copy of the foregoing disclosures and requested that Grant Thornton LLP furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not Grant Thornton LLP agrees with the statements made by the Company with respect to Grant Thornton LLP set forth above, and, if not, stating the respects in which Grant Thornton LLP does not agree. A copy of Grant Thornton LLP's letter was attached as Exhibit 16.1 to the Current Report on Form 8-K filed by the Company on April 19, 2012.

During the Company's fiscal years ended January 28, 2012 and January 29, 2011 and through April 13, 2012, neither the Company, nor anyone on the Company's behalf, consulted Ernst & Young LLP regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements or (ii) any other matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a "reportable event" (as defined in Item 304(a)(1)(v) of Regulation S-K).

Fees and Services. The following table shows the fees paid or accrued, including out-of-pocket expenses, by the Company for the audit and other services provided by Ernst & Young LLP and Grant Thornton LLP for fiscal years 2013 and 2012, respectively:

Fees	Fiscal 2013	Fiscal 2012
Audit Fees (1)	$393,450	$503,126
Audit-Related Fees (2)	32,250	21,000
Tax Fees (3)	130,132	69,286 (5)
Other Fees (4)	1,995	--
Total	$620,327	$593,412

(1) Audit fees represent fees for professional services provided in connection with the audit of the Company's annual consolidated financial statements and internal control over financial reporting, review of quarterly consolidated financial statements, audit of employee benefit plans, and audit services provided in connection with other statutory or regulatory filings. All of these services were preapproved by the Audit Committee.

(2) Audit-related fees represent fees for professional services in connection with the audits of the Company's employee benefit plans. All of these services were preapproved by the Audit Committee.

(3) Tax fees principally included tax compliance fees and tax advice and planning fees. All of these services were preapproved by the Audit Committee.

(4) Other fees consist of payment for an accounting research tool.

(5) Fees represent tax fees paid to Ernst & Young LLP of $60,606 and Grant Thornton LLP of $8,680.

Pre-Approval Policies and Procedures; Non-Audit Services. The Audit Committee pre-approves all audit-related and non-audit services not prohibited by law to be performed by the Company's independent auditors. The Audit Committee has considered whether the provision of non-audit services by the Company's independent auditor is compatible with maintaining the independent auditor's independence and believes that the provision of such services is compatible.

Representatives of Independent Public Accountants. Representatives of Grant Thornton LLP are not expected to be present at the Annual Meeting. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting. They will be provided an opportunity to make a statement if they desire to do so, and they will be available to respond to appropriate questions.

PROPOSAL 3 – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

At the direction of the Audit Committee, the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending February 1, 2014 is being presented to the stockholders for approval at the Annual Meeting. Although stockholder ratification is not required by our Amended and Restated Bylaws or otherwise, the Board is submitting the selection of Ernst & Young LLP to our stockholders for ratification as a matter of good corporate practice. If the appointment of Ernst & Young LLP as the independent auditor is not ratified, the Audit Committee will reconsider its appointment of the independent auditor.

Vote Required; Board Recommendation. The affirmative vote of the holders of a majority of the shares of Common Stock present in person or represented by proxy and entitled to vote at the Annual Meeting is required to ratify the appointment of Ernst & Young LLP as the independent auditor. Unless instructed to the contrary, the shares represented by the proxies will be voted to approve the ratification of the appointment of Ernst & Young LLP as the independent auditor.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE IN FAVOR OF PROPOSAL 3.

OTHER MATTERS

The Board of Directors knows of no other matters to be brought before the Annual Meeting. However, if any other matters are properly brought before the Annual Meeting, the persons appointed in the accompanying proxy intend to vote the shares represented thereby in accordance with their best judgment.

SOLICITATION OF PROXIES

The cost of the solicitation of proxies on behalf of the Company will be borne by the Company. In addition, directors, officers, and other employees of the Company may, without additional compensation except reimbursement for actual expenses, solicit proxies by mail, in person, or by telecommunication. The Company will reimburse brokers, fiduciaries, custodians, and other nominees for out-of-pocket expenses incurred in sending the Company's proxy materials to, and obtaining instructions relating to such materials from, beneficial owners.

STOCKHOLDER PROPOSALS FOR 2014 ANNUAL MEETING

Any proposal that a stockholder may desire to have included in the Company's proxy material for presentation at the 2014 Annual Meeting of stockholders pursuant to Rule 14a-8 under the Exchange Act must be received by the Company at its executive offices at 402 Industrial Lane, Birmingham, Alabama 35211, Attention: Mr. Clyde B. Anderson, on or prior to December 26, 2013. A stockholder must notify the Company before March 11, 2014 of a proposal for the 2014 Annual Meeting which the stockholder intends to present other than by inclusion in our proxy material. Any such proposal received after March 11, 2014 will be considered untimely for purposes of the 2014 Annual Meeting, and proxies delivered for the 2014 Annual Meeting will confer discretionary authority to vote on any such matters.

ANNUAL REPORT

The Company's Annual Report to Stockholders for fiscal 2013 is being mailed to the Company's stockholders with this Proxy Statement.

BOOKS·A·MILLION®

402 Industrial Lane
Birmingham, Alabama 35211
www.booksamillioninc.com

00070187